   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER   , 1997

                                      REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 J. BAKER, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MASSACHUSETTS                                            04-2866591
          (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
           INCORPORATION OR ORGANIZATION)

                              555 TURNPIKE STREET
                          CANTON, MASSACHUSETTS 02021
                                 (781) 828-9300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

NAME OF ADDITIONAL REGISTRANTS     STATE OF INCORPORATION     I.R.S. EMPLOYER IDENTIFICATION NUMBER
------------------------------     ----------------------     -------------------------------------
WGS Corp.                             Massachusetts                         04-3128706
JBI, Inc.                             Massachusetts                         13-1722620
JBI Holding Co., Inc.                 Delaware                              51-0304938
Morse Shoe, Inc.                      Delaware                              04-1638796
Buckmin, Inc.                         Massachusetts                         04-6046160
ELM Equipment Corp.                   Massachusetts                         04-6046069
ISAB, Inc.                            Delaware                              06-1047189
Jared Corporation                     Puerto Rico                           66-0464826
Morse Shoe (Canada) Ltd.              Canada                                 7318-9482
Morse Shoe Int'l, Inc.                Delaware                              04-2484715
White Cap Footwear, Inc.              Delaware                               06-983746
Spencer Companies, Inc.               Massachusetts                         04-1856115
Spencer No. 301 Corp.                 New York                              04-2129408
The Casual Male, Inc.                 Massachusetts                         04-3102315
TCM Holding Co., Inc.                 Delaware                              51-0336334
TCMB&T, Inc.                          Massachusetts                         04-3272368

                            ------------------------
                              PHILIP G. ROSENBERG
        EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                                 J. BAKER, INC.
                555 TURNPIKE STREET, CANTON, MASSACHUSETTS 02021
                                 (781) 828-9300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                With copies to:

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
        STEPHEN W. CARR, P.C.                  MARK T. BEAUDOUIN, ESQ.                  HOWARD A. SOBEL, ESQ.
       RAYMOND C. ZEMLIN, P.C.               FIRST SENIOR VICE PRESIDENT,               THOMAS E. MOLNER, ESQ.
     GOODWIN, PROCTER & HOAR LLP            GENERAL COUNSEL AND SECRETARY         KRAMER, LEVIN, NAFTALIS & FRANKEL
Exchange Place, Boston, Massachusetts               J. BAKER, INC.               919 Third Avenue, New York, New York
                 02109                                                                          10022
            (617) 570-1000                   555 Turnpike Street, Canton,                   (212) 715-9100
                                                 Massachusetts 02021
                                                    (781) 828-9300

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [
]
    If this form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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
============================================================================================================================

                                                                    PROPOSED MAXIMUM   PROPOSED MAXIMUM
              TITLE OF SECURITIES                  AMOUNT TO BE    AGGREGATE PRICE PER AGGREGATE OFFERING      AMOUNT OF
                TO BE REGISTERED                    REGISTERED            UNIT             PRICE(1)      REGISTRATION FEE(1)
----------------------------------------------------------------------------------------------------------------------------
    % Senior Subordinated Notes due 2007........    $100,000,000         100.00%         $100,000,000        $30,303.03
----------------------------------------------------------------------------------------------------------------------------
Guarantees of   % Senior Subordinated Notes due
  2007..........................................         --                --                 --                 --
============================================================================================================================

(1) Estimated solely for purposes of computing the registration fee. The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflects the offering price rather than the principal amount of any Debt Securities issued at a discount.
    THE REGISTRANT AND THE ADDITIONAL REGISTRANTS (COLLECTIVELY, THE "REGISTRANTS") HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 1997
PROSPECTUS

                                  $100,000,000
                                 J. BAKER, INC.

                       % SENIOR SUBORDINATED NOTES DUE 2007

    The    % Senior Subordinated Notes due 2007 (the "Notes") are being offered
(the "Offering") by J. Baker, Inc. (the "Company"). The Notes will mature on
November   , 2007. Interest on the Notes will be payable semi-annually in
arrears on November   and May   of each year, commencing May   , 1998. Except as
set forth below, the Notes will not be redeemable at the option of the Company,
in whole or in part, at any time prior to November   , 2002. Thereafter, the
Notes will be subject to redemption at any time at the option of the Company at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, on or prior to November
  , 2000, the Company may redeem at its option up to 35% of the aggregate
principal amount of the Notes originally issued at a redemption price of   % of
the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined herein); provided, however, that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption. In addition, at any
time prior to November   , 2002, the Company may, at its option, redeem the
Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium (as defined herein), plus accrued and unpaid interest thereon to the redemption date. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all or any part of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase. See "Description of Notes."

    The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including all obligations of the Company under the Amended Credit Facility (as defined herein), and senior to or pari passu with all existing and future subordinated indebtedness of the Company. The Company's payment obligations under the Notes will be jointly and severally guaranteed, on a senior subordinated basis, by the Guarantors (as defined herein). As of August 2, 1997, on a pro forma basis after giving effect to the Offering and the application of proceeds therefrom, the Company and the Guarantors would have had outstanding approximately $37.1 million of Senior Debt, including $21.8 million of outstanding borrowings (excluding $11.6 million of obligations under undrawn letters of credit) under the Amended Credit Facility. In addition, as of August 2, 1997, the Company and the Guarantors would have had $66.6 million of additional availability under the Amended Credit Facility. See "Description of Notes -- Subordination." The Indenture (as defined herein) pursuant to which the Notes will be issued permits the Company and the Guarantors to incur additional indebtedness, including Senior Debt, subject to certain limitations. See "Description of Notes -- Certain Covenants."

    The Company does not intend to apply for listing of the Notes on any securities exchange or inclusion of the Notes in any automated quotation system.

                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE NOTES.
                         ------------------------------

 THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

============================================================================================================================
                                                                 PRICE TO              UNDERWRITING            PROCEEDS TO
                                                                PUBLIC(1)              DISCOUNTS(2)           THE COMPANY(3)
----------------------------------------------------------------------------------------------------------------------------
Per Note.................................................            %                      %                       %
----------------------------------------------------------------------------------------------------------------------------
Total....................................................            $                      $                       $
============================================================================================================================

(1) Plus accrued and unpaid interest, if any, from the date of issuance.

(2) The Company and the Guarantors have agreed to indemnify the Underwriters (as defined herein) against, and to provide contribution with respect to, certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $        .

                         ------------------------------

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters, and subject to various prior conditions, including the Underwriters' right to reject orders in whole or in part. It is expected that
delivery of the Notes will be made on or about           , 1997 in book-entry
form through the facilities of The Depository Trust Company.

BEAR, STEARNS & CO. INC.

                            LAZARD FRERES & CO. LLC
                                                      BANCBOSTON SECURITIES INC.

                 THE DATE OF THIS PROSPECTUS IS         , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" include the Company and its subsidiaries. All references in this Prospectus to "fiscal" and "fiscal year" refer to the Company's fiscal year which ends on the Saturday closest to January 31. For example, fiscal 1997 refers to the fiscal year ended February 1, 1997. During the past two fiscal years, the Company has restructured its footwear operations (the "Footwear Restructuring") through (i) the liquidation of its Fayva Shoes ("Fayva") footwear business during the second half of fiscal 1996, (ii) the sale of its Shoe Corporation of America ("SCOA") and Parade of Shoes businesses in March 1997 and (iii) a reduction of its investment in the licensed shoe department business during the fourth quarter of fiscal 1997. Unless otherwise specified, the pro forma financial information included in this Prospectus gives effect to the Footwear Restructuring and the Offering and the application of proceeds therefrom as if such events had occurred on February 4, 1996. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Data."

                                  THE COMPANY

     The Company is a leading specialty retailer of apparel and footwear in three niche markets through its chains of Casual Male Big & Tall and Work 'n Gear stores and its licensed shoe departments. The Company's Casual Male Big & Tall chain is the largest specialty retailer dedicated to the sale of apparel for large-sized men in the United States. The Company believes that its Work 'n Gear chain is one of the largest specialty retailers of utility workwear, healthcare apparel and custom uniforms in the United States. In addition, the Company is the largest independent operator of self-service licensed shoe departments in discount department stores in the United States. As of August 2, 1997, the Company operated 1,384 stores and licensed shoe departments in 47 states and the District of Columbia. On a pro forma basis, after giving effect to the Footwear Restructuring, the Company generated net sales and EBITDA (as defined herein) of $596.8 million and $42.3 million, respectively, in fiscal 1997.

     Casual Male Big & Tall offers a wide range of high quality apparel and accessories for big (waist sizes from 409 to 669) and tall (6829 or taller) men at moderate prices. Casual Male Big & Tall sells its merchandise under private labels as well as brand names such as Levi-Strauss, Dockers, Reebok, Geoffrey Beene and Perry Ellis with a focus on classic styles in order to minimize fashion risk. The Company believes that Casual Male Big & Tall satisfies the clothing demands of big and tall men whose needs have generally not been met by traditional men's apparel stores. Casual Male Big & Tall stores, which average approximately 3,300 square feet, are located in 47 states throughout the United States. Casual Male Big & Tall has more than doubled its store base from 214 stores at the end of fiscal 1993 to 456 stores at August 2, 1997 and grown its net sales from $122.2 million in fiscal 1993 to $241.2 million in fiscal 1997.

     Work 'n Gear offers a wide selection of high quality utility workwear, healthcare apparel and custom uniforms. Work 'n Gear sells its merchandise under private labels and brand names such as Herman Survivors, Carhartt and Timberland. The Company believes that no other specialty store chain offers a greater variety of workwear in a single-store format on a multi-state basis. Work 'n Gear stores, which average approximately 4,500 square feet, are located in 13 states in the northeastern and midwestern United States. Work 'n Gear has increased its store base from 38 stores at the end of fiscal 1993 to 65 stores at August 2, 1997 and grown its net sales from $29.8 million in fiscal 1993 to $52.6 million in fiscal 1997.

     The Company's licensed shoe departments are operated pursuant to license agreements with discount department store chains under which the Company typically has the exclusive right to operate shoe departments in host stores for a specified number of years in exchange for a license fee, generally calculated as a percentage of net sales. The Company's licensed shoe departments offer a wide variety of family footwear at budget to moderate prices, primarily under private labels. The number of licensed shoe departments operated by the Company has declined in recent years reflecting consolidation of the discount department store business and the Company's decision to terminate or not renew certain license agreements. Further, in connection with the Footwear Restructuring, the Company reduced its investment in the licensed shoe department business and decided to concentrate its efforts in this business primarily on its five largest licensors, which accounted for approximately 92% of the net sales of this business for the six months ended August 2, 1997. The Company's increased focus on its core licensors is intended to improve the results of its licensed shoe department business through better resource management. As a result of the foregoing, the Company's licensed shoe department base has declined from 1,446 departments at the end of fiscal 1993 to 863 departments at August 2, 1997 and net sales have declined from $457.6 million in fiscal 1994 to $303.0 million in fiscal 1997.

KEY STRENGTHS

     The Company believes that its leading market positions are attributable to a number of competitive strengths:

     Leader in Attractive Niche Apparel Markets. According to industry reports, the big and tall men's apparel and workwear markets generate annual sales of approximately $4 billion and $6 billion, respectively. The Company believes that these markets are not only large but also fragmented, with sales being generated through large discount and department store chains, independent retailers, "mom and pop" stores and catalogs. As a leading specialty retailer dedicated to the big and tall men's apparel and workwear markets, the Company believes that it is well positioned to increase its market share in each of these markets.

     Effective Apparel Merchandising Strategy with Low Fashion Risk. The Company's apparel stores offer private label merchandise, which has historically yielded attractive margins. The Company believes that its private labels such as Casual Male Big & Tall's Harbor Bay and Work 'n Gear's Ultimate Workwear have developed loyal customer followings due to their high quality, moderate pricing and styling. The Company's apparel stores also offer selected brand name merchandise. The Company believes that it distinguishes itself from many of its competitors by offering its private label and brand name merchandise in a wider variety of sizes and styles. While the Company's apparel stores feature a wide selection of current styles, they generally avoid fashion-forward merchandise that is subject to rapidly changing fashion trends.

     Emphasis on Customer Service. The Company's stores are dedicated to providing excellent customer service. In its apparel operations, store associates are evaluated based upon achievement of specific customer service goals and generally receive incentive compensation based on attaining sales targets. The Company promotes ongoing relationships with its apparel customers through direct mail programs, a frequent buyers' club, a birthday club, new customer programs and customer reactivation programs. As a result of these efforts, the Company believes that a substantial number of its apparel store customers are repeat customers and, based on a 1996 independent survey of over 6,000 Casual Male Big & Tall customers, approximately 86% of such customers report that the stores' customer service is excellent. In its licensed shoe departments, the Company maintains attractive, well-organized displays with clearly marked merchandise to create a pleasant and orderly self-service shopping environment.

     Sophisticated Information Systems. The Company supports its apparel and footwear operations with highly automated and integrated information systems in areas such as merchandising, distribution, warehousing, sales promotions, credit verification, personnel management and accounting. The Company believes that these systems enhance its ability to efficiently manage inventory levels, improve sales productivity and reduce costs.

     Focus on Cost Control. Through the centralization of the Company's finance, management information, real estate, human resources and other administrative functions, the Company's apparel and footwear operations benefit from economies of scale. Moreover, as a leader in each of its niche markets, the Company believes that it enjoys significant buying power which enables it to negotiate favorable purchase terms, exclusive merchandise and expedited delivery times. In addition, the Company continually seeks to reduce costs in all aspects of its operations and to create an environment of cost-consciousness at all employee levels.

BUSINESS STRATEGY

     In order to enhance its market positions in the big and tall men's apparel, workwear and licensed shoe department markets, the Company has identified the following business strategies:

     Increase Sales at Casual Male Big & Tall Stores. The Company has developed several key initiatives designed to improve the sales productivity of its Casual Male Big & Tall stores by increasing sales to existing customers and attracting new customers. These initiatives include the introduction of new merchandise categories, the expansion of its brand name offerings and the broadening of its customer appeal. The Company is currently rolling out several new merchandise categories which were test-launched in fiscal 1997, including shoes and trench coats. The Company plans to expand its brand name offerings to increase its customers' perception of quality as well as to attract new customers. To continue to build its brand image with consumers, the Company recently signed Bill Parcells, the professional football coach, as spokesperson for the Company and commenced other marketing activities including a targeted direct mail campaign and increased radio and billboard advertising.

     Open New Casual Male Big & Tall Stores. The Company intends to open new Casual Male Big & Tall stores in underpenetrated markets as well as in geographic markets where the Company does not currently have a presence. The Company expects to open 35 new Casual Male Big & Tall stores in fiscal 1998, 20 of which have been opened through August 2, 1997.

     Capitalize on Growth Potential of Work 'n Gear. The Company seeks to capitalize on opportunities for growth in the $6 billion workwear market through its Work 'n Gear concept. The Company intends to leverage its existing Work 'n Gear store base by expanding its sales to corporate customers. In the current fiscal year, the Company has entered into agreements to provide uniforms to a national private security firm, a regional transit authority and a large supermarket chain. The Company believes that its recent addition of a direct corporate sales force will further enhance its corporate sales efforts. In addition, based on the relatively high sales growth of healthcare apparel in its existing stores, the Company is evaluating the opportunity to open retail stores under the name "R(X) Uniforms" which will exclusively sell healthcare apparel.

     Improve Profitability of Licensed Shoe Department Business. Although the Company believes that its licensed shoe department business has limited growth potential, this business serves as a source of cash flow for the Company to fund the development and growth of its apparel businesses. By concentrating its efforts in this business primarily on its five largest licensors (Ames Department Stores, Inc. ("Ames"), Bradlees Stores, Inc. ("Bradlees"), Hills Stores Company ("Hills"), Rose's Stores, Inc. ("Rose's") and ShopKo Stores, Inc. ("ShopKo")), as well as certain smaller, yet profitable, licensors, the Company believes that it will be better able to manage its advertising and product mix and use its resources more efficiently.

     Pursue Strategic Acquisitions. From time to time, the Company evaluates potential acquisition candidates in pursuit of strategic initiatives and growth goals in its niche apparel markets. Acquisition opportunities are evaluated based on strategic fit, expected return on capital invested and the ability of the Company to improve the profitability of any acquired operations through cost reductions and synergies. The Company has not entered into any commitments or agreements for any acquisition and there is no assurance that any such acquisition will occur.

HISTORY

     The Company was incorporated in 1985 to acquire National Shoes, Inc. and its subsidiary J. Baker, Inc. in a management-led leveraged buyout. Until the acquisition of Casual Male Big & Tall and Work 'n Gear in 1991, the Company's primary business was the retail sale of footwear. During the past two fiscal years, the Company undertook the Footwear Restructuring and shifted its focus to the development and growth of its Casual Male Big & Tall and Work 'n Gear businesses. In connection with the Footwear Restructuring, in the second half of fiscal 1996, the Company liquidated its chain of 357 Fayva stores. In March 1997, the Company completed the sale of SCOA (which operated licensed shoe departments in department and specialty stores) as well as its Parade of Shoes retail store business (which operated a chain of women's shoe stores).

     The Company's principal executive offices are located at 555 Turnpike Street, Canton, Massachusetts 02021, and its telephone number at that location is (781) 828-9300.

                                  THE OFFERING

     As used in this section of the Prospectus Summary and in "Description of Notes," the Company means J. Baker, Inc.

ISSUER.....................  The Company.

SECURITIES OFFERED.........  $100.0 million aggregate principal amount of   %
                             Senior Subordinated Notes due 2007.

MATURITY...................  November   , 2007.

INTEREST...................  Interest on the Notes will accrue at the rate of
                                % per annum and will be payable semi-annually in
                             arrears on November   and May   of each year,
                             commencing May   , 1998.

GUARANTEES.................  The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees"), on a senior subordinated basis, by the Guarantors. The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor. See "Description of Notes -- Subsidiary Guarantees."

RANKING....................  The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including all obligations of the Company under the Amended Credit Facility, and senior to or pari passu with all existing and future subordinated indebtedness of the Company. As of August 2, 1997, on a pro forma basis after giving effect to the Offering and the application of proceeds therefrom, the Company and the Guarantors would have had outstanding approximately $37.1 million of Senior Debt, including $21.8 million of outstanding borrowings (excluding $11.6 million of obligations under undrawn letters of credit) under the Amended Credit Facility. In addition, as of August 2, 1997, the Company and the Guarantors would have had $66.6 million of additional availability under the Amended Credit Facility. See "Description of
                             Notes -- Subordination."

OPTIONAL REDEMPTION........  Except as set forth below, the Notes will not be redeemable at the option of the Company, in whole
                             or in part, at any time prior to November   , 2002.
                             Thereafter, the Notes will be subject to redemption at any time at the option of the Company at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, on or prior to
                             November   , 2000, the Company may redeem at its
                             option up to 35% of the aggregate principal amount of the Notes originally issued at a redemption
                             price of   % of the principal amount thereof, plus
                             accrued and unpaid interest thereon to the
                             redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided, however, that at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption. In addition, at any time prior to
                             November   , 2002, the Company may, at its option,
                             redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium plus accrued and unpaid interest thereon to the redemption date. See "Description of Notes -- Optional Redemption."

CHANGE OF CONTROL..........  Upon the occurrence of a Change of Control, the
                             Company will be required to make an offer to repurchase all or any part of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."

CERTAIN COVENANTS..........  The Indenture pursuant to which the Notes will be issued contains covenants, including covenants with respect to the following matters: (i) limitations on certain payments, including dividends, repurchases of the Company's capital stock, repurchases of subordinated obligations and the making of certain investments; (ii) limitations on the incurrence of indebtedness and the issuance of preferred stock; (iii) limitations on liens; (iv) limitations on dividend and other payment restrictions affecting Restricted Subsidiaries; (v) limitations on mergers, consolidations or the sale of substantially all of the Company's assets; (vi) limitations on transactions with affiliates; (vii) limitations on issuances and sales of capital stock of wholly-owned Restricted Subsidiaries; (viii) limitations on layering debt; and (ix) limitations on asset sales. See "Description of Notes -- Certain Covenants."

USE OF PROCEEDS............  The net proceeds to the Company from the Offering are estimated to be approximately $96.3 million, after deducting the discount to the Underwriters and estimated offering expenses. The Company intends to use all of the net proceeds from the Offering to refinance existing indebtedness. More specifically, the net proceeds will be used to (i) repay all amounts outstanding under and terminate the Company's credit facility secured by substantially all of the assets of the licensed shoe department business (the "Footwear Credit Facility") (approximately $41.4 million, together with accrued interest, as of August 2, 1997), (ii) repay the remaining $3.0 million principal amount, together with accrued interest, of the 11.21% Senior Subordinated Notes due 1999, (iii) repay the remaining $353,000 principal amount, together with an early redemption premium of $10,590 and accrued interest, of the 8% Convertible Subordinated Notes due 2002 and (iv) reduce the Company's borrowings under its credit facility secured by all of the stock of Casual Male Big & Tall and three other subsidiaries of the Company (the "Apparel Credit Facility" and, following the amendment thereof in connection with the Offering, the "Amended Credit Facility") (which reduction is estimated to be approximately $51.3 million as of August 2, 1997). See "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Notes should carefully consider the matters set forth under "Risk Factors," as well as the other information and financial statements and data included in this Prospectus, prior to making an investment in the Notes.

                SUMMARY HISTORICAL FINANCIAL AND PRO FORMA DATA

    The following table sets forth (i) summary historical consolidated financial data for the Company for the five fiscal years ended February 1, 1997 and for the six months ended August 3, 1996 and August 2, 1997, (ii) summary pro forma consolidated financial data for the Company for the fiscal year ended February 1, 1997 and the six months ended August 2, 1997, which gives effect to the Footwear Restructuring and the Offering and the application of proceeds therefrom as if such events had occurred at the beginning of the relevant period, and (iii) summary historical consolidated balance sheet data at August 2, 1997 and as adjusted to give effect to the Offering and the application of proceeds therefrom, as if the Offering had occurred at August 2, 1997. The summary historical consolidated financial data for the five fiscal years ended February 1, 1997 were derived from the audited financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent auditors. The summary pro forma consolidated financial data reflect adjustments to the historical consolidated financial statements of the Company to give effect to the Footwear Restructuring and the Offering and the application of proceeds therefrom. The summary pro forma consolidated financial data are not necessarily indicative of either future results of operations or the results that might have occurred had the above-transactions actually taken place on the dates indicated. Results for interim periods are not necessarily indicative of results for the full year. This information should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                                                UNAUDITED PRO
                                                                                                                   FORMA(2)
                                                                                                             --------------------
                                                                                                                           SIX
                                                                                       SIX MONTHS ENDED                  MONTHS
                                                FISCAL YEAR                          ---------------------    FISCAL      ENDED
                         ---------------------------------------------------------   AUGUST 3,   AUGUST 2,     YEAR     AUGUST 2,
                           1993       1994        1995       1996(1)       1997        1996        1997        1997       1997
                         --------   --------   ----------   ----------   ---------   ---------   ---------   --------   ---------
                                                                  (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales..............  $532,256   $918,878   $1,042,979   $1,020,413   $ 897,492   $427,336    $281,280    $596,752   $263,573
Cost of sales..........   313,703    516,855      579,735      580,067     542,247    235,288     155,492     330,141    146,023
                         --------   --------     --------     --------    --------   --------    --------    --------   --------
Gross profit...........   218,553    402,023      463,244      440,346     355,245    192,048     125,788     266,611    117,550
Selling, administrative
  and general
  expenses.............   174,658    336,283      389,362      392,586     347,977    167,595     109,622     227,708    101,384
Depreciation and
  amortization.........    14,688     21,874       27,883       32,428      29,431     14,663       6,154      17,413      6,154
Restructuring and other
  non-recurring
  charges..............        --         --           --       69,300     122,309         --          --          --         --
                         --------   --------     --------     --------    --------   --------    --------    --------   --------
Operating income
  (loss)...............    29,207     43,866       45,999      (53,968)   (144,472)     9,790      10,012      21,490     10,012
Interest income........        80        704          635          526         254        149          62         381         89
Interest expense(3)....    (8,211)    (8,146)      (9,735)     (10,983)    (13,056)    (6,151)     (6,512)    (13,056)    (7,192)
                         --------   --------     --------     --------    --------   --------    --------    --------   --------
Earnings (loss) before
  taxes and
  extraordinary item...    21,076     36,424       36,899      (64,425)   (157,274)     3,788       3,562       8,815      2,909
Income tax expense
  (benefit)............     7,798     13,113       13,283      (25,823)    (45,846)     1,477       1,389       3,438      1,135
                         --------   --------     --------     --------    --------   --------    --------    --------   --------
Earnings (loss) before
  extraordinary item...    13,278     23,311       23,616      (38,602)   (111,428)     2,311       2,173       5,377      1,774
Extraordinary item, net
  of income tax
  benefit..............    (2,444)        --           --           --          --         --          --          --         --
                         --------   --------     --------     --------    --------   --------    --------    --------   --------
Net earnings (loss)....  $ 10,834   $ 23,311   $   23,616   $  (38,602)  $(111,428)  $  2,311    $  2,173    $  5,377   $  1,774
                         ========   ========     ========     ========    ========   ========    ========    ========   ========
CASH FLOW DATA:
Net cash provided by
  (used in) operating
  activities...........  $ 30,139   $(27,941)  $    6,112   $   22,391   $   9,562   $(28,043)   $(45,029)         --         --
Net cash used in
  investing
  activities...........   (17,915)   (29,295)     (56,514)     (26,542)    (14,454)    (8,028)     (4,044)         --         --
Net cash provided by
  (used in) financing
  activities...........    (8,378)    54,434       51,733        2,523       5,574     35,294      46,816          --         --
OTHER FINANCIAL DATA:
EBITDA(4)..............  $ 45,480   $ 69,300   $   78,287   $   55,331   $  52,061   $ 27,352    $ 16,228    $ 42,332   $ 16,255
Interest and related
  expenses(5)..........     9,863     11,728       14,231       18,754      19,554      9,126       6,740      16,554      7,420
Capital expenditures...    11,198     24,115       44,514       28,062      16,421     10,450       4,181      10,555      4,181
Ratio of earnings to
  fixed charges(6).....      2.3x       2.4x         2.2x           --          --       1.2x        1.3x        1.3x       1.2x
Ratio of EBITDA to
  interest and related
  expenses.............        --         --           --           --          --         --          --        2.6x         --
Ratio of total debt to
  EBITDA...............        --         --           --           --          --         --          --        4.4x         --


                                                                                                          AS OF AUGUST 2, 1997
                                                                                                        -------------------------
                                                                                                         ACTUAL    AS ADJUSTED(7)
                                                                                                        --------   --------------
                                                                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................................................   $164,460      $166,187
Total assets.........................................................................................    341,480       345,180
Total debt (including convertible debt)..............................................................    203,086       207,052
Convertible subordinated debt........................................................................     70,353        70,000
Stockholders' equity.................................................................................     73,929        73,889

                                                                                                         SIX MONTHS ENDED
                                                                 FISCAL YEAR                         ------------------------
                                              -------------------------------------------------      AUGUST 3,      AUGUST 2,
 COMPARABLE STORE SALES PERCENTAGE CHANGE:    1993       1994       1995       1996(1)    1997         1996           1997
                                              -----      -----      -----      -----      -----      ---------      ---------
Casual Male Big & Tall......................   16.3%       5.7%       3.2%      (3.6)%      1.5%         1.1%           0.8%
Work 'n Gear................................    5.2%      (4.2)%      4.6%       1.6%       7.8%         7.9%           2.4%
Licensed shoe departments...................   (0.7)%     (0.1)%     (4.3)%     (6.7)%     (2.6)%       (3.9)%         (3.0)%
NUMBER OF STORES (AT PERIOD END):
Casual Male Big & Tall......................    214        254        319        400        440          422            456
Work 'n Gear................................     38         52         61         69         66           66             65
                                              -----      -----      -----      -----      -----        -----          -----
Total apparel...............................    252        306        380        469        506          488            521
                                              =====      =====      =====      =====      =====        =====          =====
Licensed shoe departments...................  1,446      1,368      1,242      1,087        937        1,037            863
SCOA........................................     --        162        448        505        454          448             --
Parade of Shoes.............................    136        162        191        168        188          200             --
Fayva.......................................    425        395        368         --         --           --             --
                                              -----      -----      -----      -----      -----        -----          -----
Total footwear..............................  2,007      2,087      2,249      1,760      1,579        1,685            863
                                              =====      =====      =====      =====      =====        =====          =====

------------------------------
(1) Fiscal 1996 includes 53 weeks. Comparable store sales percentage change for fiscal 1996 has been determined based on a comparable 52 week period.

(2) The pro forma statement of income data and other financial data of the Company give effect to the Footwear Restructuring and the Offering and the application of proceeds therefrom as if these transactions had occurred at the beginning of the relevant period. See "Unaudited Pro Forma Consolidated Financial Data."

(3) Pro forma interest expense has been calculated based on an assumed 9 3/4% rate on the Notes.

(4) EBITDA is defined, in accordance with the definition of Consolidated EBITDA in the Indenture relating to the Notes, as net income before (i) interest and related expenses, (ii) income taxes, (iii) depreciation and amortization (excluding amortization of debt issuance costs, which are included in interest and related expenses), (iv) extraordinary, non-recurring or unusual losses, and (v) the $37.3 million charge related to a reduction in the valuation of the Company's licensed shoe department business' inventory and the $1.2 million charge to increase the Company's allowance for doubtful accounts for certain licensors which the Company no longer serves, in each case, recorded in fiscal 1997 in connection with the Footwear Restructuring. For each of the periods set forth above, the calculation of EBITDA is as follows:

                                                                                                              UNAUDITED PRO FORMA
                                                                                                              -------------------
                                                                                                                           SIX
                                                                                        SIX MONTHS ENDED                 MONTHS
                                                    FISCAL YEAR                       ---------------------   FISCAL      ENDED
                                 --------------------------------------------------   AUGUST 3,   AUGUST 2,    YEAR     AUGUST 2,
                                  1993      1994      1995       1996       1997        1996        1997       1997       1997
                                 -------   -------   -------   --------   ---------   ---------   ---------   -------   ---------
                                                                      (DOLLARS IN THOUSANDS)
Net earnings (loss)............  $10,834   $23,311   $23,616   $(38,602)  $(111,428)   $ 2,311     $ 2,173    $ 5,377    $ 1,774
Interest and related
  expenses.....................    9,863    11,728    14,231     18,754      19,554      9,126       6,740     16,554      7,420
Income tax expense (benefit)...    7,798    13,113    13,283    (25,823)    (45,846)     1,477       1,389      3,438      1,135
Depreciation and
  amortization.................   14,541    21,148    27,157     31,702      28,981     14,438       5,926     16,963      5,926
Extraordinary, non-recurring or
  unusual losses...............    2,444        --        --     69,300     122,309         --          --         --         --
Other Footwear Restructuring
  charges......................       --        --        --         --      38,491         --          --         --         --
                                 -------   -------   -------   --------   ---------     ------      ------     ------     ------
  EBITDA.......................  $45,480   $69,300   $78,287   $ 55,331   $  52,061    $27,352     $16,228    $42,332    $16,255
                                 =======   =======   =======   ========   =========     ======      ======     ======     ======

    EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net earnings or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(5) For each of the periods set forth above, the calculation of interest and related expenses is as follows:

                                                                                                              UNAUDITED PRO FORMA
                                                                                                              -------------------
                                                                                                                           SIX
                                                                                        SIX MONTHS ENDED                 MONTHS
                                                    FISCAL YEAR                       ---------------------   FISCAL      ENDED
                                 --------------------------------------------------   AUGUST 3,   AUGUST 2,    YEAR     AUGUST 2,
                                  1993      1994      1995       1996       1997        1996        1997       1997       1997
                                 -------   -------   -------   --------   ---------   ---------   ---------   -------   ---------
                                                                      (DOLLARS IN THOUSANDS)
Cash interest expense..........  $ 8,211   $ 8,146   $ 9,735   $ 10,983   $  13,056    $ 6,151     $ 6,512    $13,056    $ 7,192
Costs related to inventory
  financing (included in cost
  of sales)....................    1,505     2,856     3,770      7,045       6,048      2,750          --      3,048         --
Amortization of debt issuance
  costs........................      147       726       726        726         450        225         228        450        228
                                 -------   -------   -------   --------   ---------   ---------   ---------   -------   ---------
  Interest and related
    expenses...................  $ 9,863   $11,728   $14,231   $ 18,754   $  19,554    $ 9,126     $ 6,740    $16,554    $ 7,420
                                 =======   =======   =======   ========   =========   ========    ========    =======   ========

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest and related expenses and an estimated portion of rentals representing interest costs. The estimated portion of rentals representing interest costs excludes license fees which are calculated based on a percentage of sales and are entirely variable in nature. For fiscal 1996 and 1997, earnings did not cover fixed charges by $28.4 million and $121.4 million, respectively.

(7) The as adjusted balance sheet data have been prepared as if the Offering and the application of proceeds therefrom had occurred on August 2, 1997. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus and incorporated by reference herein, prospective investors should carefully consider the following information in evaluating the Company and its business before making an investment in the Notes offered hereby.

SUBSTANTIAL LEVERAGE

     The Company is, and after giving effect to the Offering and the application of proceeds therefrom will continue to be, highly leveraged. As of August 2, 1997, on a pro forma basis after giving effect to the Offering and the application of proceeds therefrom, the Company would have had consolidated long-term indebtedness (including current maturities, but excluding $11.6 million of obligations under undrawn letters of credit) of approximately $207.1 million, which would have represented 73.7% of its total capitalization, and would have had approximately $66.6 million of additional availability under the Amended Credit Facility. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including: (i) the impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes; (ii) the reduction of funds available to the Company for its operations or for capital expenditures as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of, and interest on, the Company's indebtedness, including indebtedness under the Notes;
(iii) the possibility of an event of default under covenants contained in the Company's debt instruments, including the Indenture and the Amended Credit Facility, which, if not cured or waived, could have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance its indebtedness, including indebtedness under the Notes, depends on its future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. There can be no assurance that the Company's operating results will be sufficient for payment of the Company's indebtedness, including indebtedness under the Notes. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE

     J. Baker, Inc. is a holding company with no business operations or source of income of its own and conducts and expects to conduct substantially all of its operations through its subsidiaries. As a result, J. Baker, Inc. will depend on the earnings and cash flow of, and dividends, distributions or advances from, its subsidiaries to provide the funds necessary to meet its debt service obligations, including the payment of principal and interest on the Notes. There can be no assurance that subsidiaries of J. Baker, Inc. will generate sufficient cash flow to dividend, distribute or advance funds to J. Baker, Inc. Should J. Baker, Inc. fail to satisfy any payment obligation under the Notes, the holders thereof would have a direct claim against the Guarantors pursuant to the Subsidiary Guarantees. Such direct claim, however, may be subordinated (whether expressly or effectively) to certain existing and future indebtedness of the Guarantors, including borrowings under the Amended Credit Facility. See
"-- Subordination of Notes" and "-- Fraudulent Conveyance."

SUBORDINATION OF NOTES

     The Notes will be general unsecured obligations of J. Baker, Inc., subordinated in right of payment to all existing and future Senior Debt of J. Baker, Inc., including borrowings under the Company's Amended Credit Facility. As of August 2, 1997, on a pro forma basis after giving effect to the Offering and the application of proceeds therefrom, the Company and the Guarantors would have had outstanding approximately $37.1 million of Senior Debt, including $21.8 million of outstanding borrowings (excluding $11.6 million of obligations under undrawn letters of credit) under the Amended Credit Facility. In addition, the Company and the Guarantors would have had $66.6 million of additional availability under the Amended Credit Facility. Subject to certain limitations, the Indenture will permit the Company to incur additional indebtedness, including Senior Debt. See "Description of Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     The obligations of J. Baker, Inc. with respect to the Notes will be jointly and severally guaranteed by the Guarantors. Any indebtedness that is incurred by
J. Baker, Inc.'s subsidiaries will be effectively senior to the claims of the holders of the Notes with respect to the assets of such subsidiaries, except to the extent that the holders of the Notes may be creditors of a subsidiary pursuant to a Subsidiary Guarantee (although the payment of any amount in respect of such Subsidiary Guarantee will be subordinate in right of payment to Senior Debt of such subsidiary and to all secured indebtedness of such subsidiary to the extent of the collateral). The rights of J. Baker, Inc. and its creditors, including holders of the Notes, to realize upon the assets of any subsidiary upon such subsidiary's liquidation or reorganization (and the consequent rights of holders of the Notes to participate in those assets) will be subject to the prior claims of such subsidiary's creditors, except to the extent that J. Baker, Inc. may itself be a creditor with recognized claims against such subsidiary or to the extent that the holders of the Notes may be creditors with recognized claims against such subsidiary pursuant to the terms of a Subsidiary Guarantee, subject to the seniority (whether express or effective) of such prior claims. See "Description of Notes -- Subordination" and "Description of Credit Facilities and Other Indebtedness."

RESTRICTIONS IMPOSED BY CERTAIN INDEBTEDNESS

     The Amended Credit Facility requires the Company to maintain specified financial ratios and to meet certain financial tests. In addition, the Amended Credit Facility and the Indenture pursuant to which the Notes will be issued restrict, among other things, the Company's ability to make asset sales, incur additional indebtedness, issue preferred stock, make certain payments and dividends, incur liens, merge, consolidate or sell substantially all of the assets of the Company and enter into certain transactions with affiliates. A failure to comply with the restrictions contained in the Amended Credit Facility or the Indenture could lead to an event of default thereunder, which could result in an acceleration of such indebtedness and indebtedness under other instruments which contain cross-default or cross-acceleration provisions. There can be no assurance that the Company would have sufficient resources or have access to sufficient resources to pay its obligations under the Amended Credit Facility or the Notes if such indebtedness is accelerated. See "Description of Credit Facilities and Other Indebtedness" and "Description of Notes."

DEPENDENCE ON CERTAIN LICENSORS

     The Company's licensed shoe department business depends, in large part, upon its five largest licensors: Ames, Bradlees, Hills, Rose's and ShopKo, from whom it derived on a pro forma basis approximately 44.8% and 44.9% of the Company's net sales during fiscal 1997 and the first six months of fiscal 1998, respectively, and who accounted for approximately 88% and 92% of the Company's licensed shoe department business' net sales during fiscal 1997 and the first six months of fiscal 1998, respectively. The loss of any one of these licensors could have a material adverse effect on the Company. Furthermore, the success of the licensed shoe department business depends on the success of these licensors which is generally outside the control of the Company, including their ability to advertise, merchandise and attract customers to their stores. A decline in the financial and other condition of any of these licensors could have a material adverse effect on the Company's business, financial condition and results of operations.

     On June 23, 1995, Bradlees filed for protection under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). At the time of the bankruptcy filing, the Company had outstanding accounts receivable of approximately $1.8 million due from Bradlees. Under bankruptcy law, Bradlees has the option of assuming the existing license agreement with the Company or rejecting that agreement. If the license agreement is assumed, Bradlees must cure all defaults under the agreement and the Company will collect in full the outstanding past due receivable. The Company has no assurance that the agreement will be assumed or that Bradlees will continue in business. The Company's sales in the Bradlees chain for fiscal 1997 were $57.7 million. In the past, other licensors of the Company, including Ames and related entities, Hills and Rose's, have filed for and emerged from protection under Chapter 11.

     There can be no assurance that the financial condition of any licensor of the Company will not deteriorate and/or result in a filing by any such licensor for protection under Chapter 11 or for liquidation under Chapter 7 of the United States Bankruptcy Code, which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Licensed Shoe Department Business."

IMPLEMENTATION OF BUSINESS AND GROWTH STRATEGIES

     The growth of the Company is dependent upon the Company's ability to successfully execute its strategy and, in particular, to increase its sales at existing stores, open new Casual Male Big & Tall and Work 'n Gear stores, increase corporate sales to Work 'n Gear customers and improve margins. The Company expects to open 35 new Casual Male Big & Tall stores and two test stores expected to exclusively sell healthcare apparel in fiscal 1998, of which 20 Casual Male Big & Tall stores have been opened through August 2, 1997. The success of the Company's growth strategy will depend upon a number of factors, including the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites in a timely manner at acceptable costs and maintenance of sales generated by the existing store base. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. The failure of the Company to identify, consummate and successfully achieve its targets for opening new stores on a timely basis, obtain acceptance in markets in which it currently has a limited or no presence, attract qualified management and personnel, appropriately adjust operational systems and procedures or integrate strategic acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the opening of new stores in existing markets will not have an adverse effect on sales at existing stores in these markets. In addition, the Company seeks to improve the gross margins of its apparel operations, which declined in fiscal 1996 and 1997 and the first six months of fiscal 1998 from the comparable prior year periods, by introducing the business strategies described above. There can also be no assurance that the Company will be able to do so. The failure to successfully implement these strategies could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

RECENT LOSSES AND FOOTWEAR OPERATING RESULTS

     Net sales of the Company's footwear operations declined in the first six months of fiscal 1998 from the first six months of fiscal 1997 and in fiscal 1997 from fiscal 1996, both overall and excluding sales of the SCOA and Parade of Shoes businesses which were sold in March 1997. Comparable store sales in the Company's licensed shoe departments have declined in each of the last five years and in the first six months of fiscal 1998 as compared to the first six months of fiscal 1997. In connection with the Footwear Restructuring, the Company recorded pre-tax charges of $166.6 million in fiscal 1997 and $69.3 million in fiscal 1996, which resulted in net losses for the Company in each of those years. Although the Company has restructured its footwear operations and has developed a strategy to improve the results of its remaining footwear business, there can be no assurance that the Company's strategy will be successful or that the Company will not incur sales declines or losses in the future. See "Summary Historical Financial and Pro Forma Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- History."

ECONOMIC AND MARKET CONDITIONS; SEASONALITY

     The retail apparel and footwear businesses are dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, weakness in overall consumer demand or increased inflation in the United States, the Northeast region of the United States or any state from which the Company derives a significant portion of its sales could have a material adverse effect on the Company's business, financial condition and results of operations. As a result, changes in governmental trade, monetary, fiscal or taxing policies may adversely affect the Company's sales and earnings. In addition, as store payroll is one of the Company's most significant expenses, any increase in the Federal (or state) minimum wage could have an adverse impact on the Company's hourly pay rates, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and merchandise trends in a timely manner. Any failure by the Company to anticipate, identify and respond to such trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations and on its image with its customers. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at lower gross margins, which would have an adverse effect on the Company's business, financial condition and results of operations.

     Sales of the Company's products have historically reflected significant seasonality. The Company has historically experienced substantially lower earnings in the first two fiscal quarters of the year, reflecting the higher sales volume generated by, among other things, the "back to school" and Christmas selling seasons. Unseasonable weather may affect sales of seasonable products, especially during the traditional high-volume periods. In addition, the Company's quarterly results of operations may fluctuate materially depending on, among other things, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. Such fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The retail apparel and footwear industries in which the Company operates are highly competitive. The Company competes against national and regional competitors, including department, specialty and discount stores and other retailers. Sales of clothing through catalogs and home shopping networks or other electronic media provide additional sources of competition. Certain of the Company's competitors have substantially greater financial resources than the Company. Competition is based on product selection, quality, availability, price, store location, customer service and promotional activities. There can be no assurance that the Company will be able to maintain or improve its sales, profitability or market share in the face of such competition or that any such inability will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

RELIANCE ON KEY VENDORS

     The Company is dependent to a significant degree upon its ability to purchase merchandise at competitive prices. During fiscal 1997, approximately 16% of the Company's licensed shoe department merchandise was purchased from one vendor. No other vendor accounted for greater than 10% of the licensed shoe department purchases or the purchases of Casual Male Big & Tall or Work 'n Gear during fiscal 1997. The loss of the Company's relationship with any key vendor could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to acquire merchandise at competitive prices or on competitive terms in the future. Due to the specialized nature of some apparel sold by the Company and the lead time required for orders from vendors, it is particularly important that the Company adequately anticipate its inventory needs for each selling season. Since such apparel is often based on particular specifications, it would be difficult or impossible to restock merchandise or replace merchandise which is lost or damaged in time for the appropriate selling season. See "Business -- Purchasing and Distribution."

RISKS OF FOREIGN MANUFACTURING

     The Company contracts for the manufacture of merchandise with independent third parties in the United States and abroad. Additionally, the Company's vendors contract for the manufacture of a significant percentage of their merchandise in foreign countries. Risks inherent in foreign manufacturing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods including duties, quotas and taxes, trade and foreign tax laws, and fluctuations in currency exchange rates. There can be no assurance that, in the future, these risks will not result in increased costs and delays or disruption in product deliveries that could cause loss of sales and damage to customer relationships and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that foreign manufacturers from which the Company purchases merchandise will abide by the same labor standards (including restrictions on child labor, minimum wages and working conditions) to which the Company and other United States companies are subject. Foreign labor practices in the apparel and manufacturing industries have recently attracted substantial attention from the media, interest groups, public figures and government officials. The failure of foreign manufacturers to meet appropriate manufacturing standards could generate negative publicity, which in turn could have an adverse impact on the Company's image with its customers and on the Company's business.

     From time to time, the United States Congress has considered legislation which could result in import restrictions, and various foreign countries in which the Company and its primary competitors source footwear have considered voluntary export restrictions. The Company benefits from "most favored nation" provisions in trade treaties between the United States and certain countries in which the footwear industry's main suppliers are located. From time to time, the United States Congress has proposed legislation which could result in such provisions being rescinded from particular trade treaties. This could, in turn, result in higher product costs to the Company as well as to its competitors and may have a material adverse effect on the Company's business, financial condition or results of operations. In particular, there has been extensive congressional debate with respect to the most favored nation provision of the trade treaty between the United States and China. Currently, the Company directly imports a significant percentage of the merchandise for its licensed shoe department business (over 90% in dollar amount in fiscal 1997) from China. In addition, the Company's other footwear vendors have a substantial portion of their product manufactured in China. The most favored nation provision of the trade treaty between the United States and China was renewed for one year in June 1997. If the most favored nation provision of the trade treaty between the United States and China were not renewed, the cost of importing merchandise from China would increase and the Company could experience merchandise shortages, delays in delivery or price increases. Such loss of most favored nation treatment of China would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Purchasing and Distribution."

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend, in large part, on the efforts, abilities and experience of its executive officers and other key employees of the Company. It is possible that members of executive management may leave the Company or be unavailable from time to time, and such departures or absences could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key-person life insurance on any of its executive officers. See "Management."

REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, J. Baker, Inc. will be required to make an offer to repurchase all or any part of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase. Certain events involving a Change of Control may result in an event of default under the Amended Credit Facility and other indebtedness of the Company that may be incurred in the future. An event of default under the Amended Credit Facility or other future indebtedness could result in an acceleration of such indebtedness, in which case the subordination provisions of the Notes would require payment in full (or provision therefor) of all Senior Debt before J. Baker, Inc. may repurchase or make other payments in respect of the Notes. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control," "Description of Notes -- Subordination" and "Description of Credit Facilities and Other Indebtedness." There can be no assurance that J. Baker, Inc.

would have sufficient resources to repurchase the Notes or pay its obligations if the indebtedness under the Amended Credit Facility or other future Senior Debt were accelerated upon the occurrence of a Change of Control. There can be no assurance that J. Baker, Inc. will be able to obtain the consent of the lenders under the Amended Credit Facility to enable it to repurchase the Notes. The inability to repurchase all of the Notes tendered by the holders thereof would constitute an Event of Default under the Indenture. These provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt. No assurance can be given that the terms of any future indebtedness will not contain cross-default provisions based upon a Change of Control or other such debt instruments.

FRAUDULENT CONVEYANCE

     J. Baker, Inc.'s obligations under the Notes will be jointly and severally guaranteed by the Guarantors. In connection with the Offering, the Guarantors will incur Indebtedness under the Subsidiary Guarantees. If, under relevant federal or state fraudulent conveyance statutes in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of J. Baker, Inc. or the Guarantors, a court were to find that, at the time the Subsidiary Guarantees were issued, (i) the Guarantors issued the Subsidiary Guarantees with the intent of hindering, delaying or defrauding current or future creditors or (ii) the Guarantors received less than reasonably equivalent value or fair consideration for issuing the Subsidiary Guarantees and a Guarantor (a) was insolvent or was rendered insolvent by reason of incurring Indebtedness under the Subsidiary Guarantees and/or transactions related thereto, (b) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (c) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under such fraudulent conveyance statutes) or (d) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), such court could avoid or subordinate the Subsidiary Guarantees to presently existing and future Indebtedness of the Guarantors and take other action detrimental to the rights of the holders of the Notes and the Subsidiary Guarantees, including, under certain circumstances, invalidating the Subsidiary Guarantees. Among other things, a legal challenge of a Subsidiary Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Guarantor as a result of the issuance by J. Baker, Inc. of the Notes. To the extent any Subsidiary Guarantee is voided as a fraudulent conveyance, subordinated or held unenforceable for any other reason, the holders of the Notes may cease to have any claim in respect of such Guarantor and would be creditors solely of J. Baker, Inc. and any remaining Guarantors.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or state law that is being applied in any such proceeding. Generally, however, J. Baker, Inc. or the Guarantors would be considered insolvent if, at the time of, or as a result of, the incurrence of the Indebtedness constituting the Notes or the Subsidiary Guarantees, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute and matured or (ii) it is incurring debts beyond its ability to pay as such debts mature.

     The Company believes that at the time of the issuance of the Notes and the Subsidiary Guarantees, J. Baker, Inc. and the Guarantors (i) will (a) be neither insolvent nor rendered insolvent thereby, (b) have sufficient capital to operate their respective businesses effectively and (c) be incurring debts within their respective abilities to pay as the same mature or become due and (ii) will have sufficient resources to satisfy any probable money judgment against them in any pending action. There can be no assurance, however, that such beliefs will prove to be correct or that a court passing on such questions would reach the same conclusions.

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF NOTE PRICE

     Prior to the Offering, there has been no public market for the Notes and there can be no assurance that such a market will develop. In addition, the Notes will neither be listed on any national securities exchange nor included in any automated quotation system. The Company has been advised by the Underwriters that, following the completion of the Offering, they currently intend to make a market in the Notes as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so, and any such market-making activities with respect to the Notes may be discontinued by any Underwriter at any time without notice. Therefore, there can be no assurance that an active trading market for the Notes will develop, or, if such a market develops, that it will continue. If an active public market does not develop, the market prices and liquidity of the Notes may be adversely affected. If such a market were to develop, the Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's financial condition and operating results, conditions in the Company's industry and in the economy in general and the market for similar securities.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions. See "Underwriting."

RISKS REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, certain statements under the "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus ("Cautionary Statements"), including, without limitation, under "Risk Factors" and in conjunction with the forward-looking statements included in this Prospectus. In addition, the actual number of store openings and closings will depend on the availability of attractively priced sites for openings of apparel stores, the ability of the Company to negotiate leases on favorable terms, operating results of each site and the actions of the Company's licensors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results for fiscal 1998 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, availability of credit, interest rates, the impact of competition and pricing, the weather, the financial condition of the retailers in whose stores the Company operates licensed shoe departments, changes in existing or potential duties, tariffs or quotas, availability of suitable store locations and appropriate terms and ability to hire and train associates. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. See "Available Information" and "Information Incorporated by Reference."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $96.3 million, after deducting the discount to the Underwriters and estimated offering expenses. The Company intends to use all of the net proceeds from the Offering to refinance existing indebtedness. More specifically, the net proceeds will be used to (i) repay all amounts outstanding under and terminate the Footwear Credit Facility (approximately $41.4 million, together with accrued interest as of August 2, 1997), (ii) repay the remaining $3.0 million principal amount, together with accrued interest, of the 11.21% Senior Subordinated Notes due 1999, (iii) repay the remaining $353,000 principal amount, together with an early redemption premium of $10,590 and accrued interest, of the 8% Convertible Subordinated Notes due 2002 and (iv) reduce the Company's borrowings under the Apparel Credit Facility (which reduction is estimated to be approximately $51.3 million as of August 2, 1997). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Indebtedness under the Footwear Credit Facility currently bears interest at a floating rate (weighted average rate of 8.05% per annum at August 2, 1997). The final maturity date of the Footwear Credit Facility's revolving loan facility is May 31, 2000. Upon consummation of the Offering, the Footwear Credit Facility will be terminated.

     The Company's 11.21% Senior Subordinated Notes due 1999 currently bear interest at the rate of 11.71% per annum (which interest rate would by the terms of the Senior Subordinated Notes increase over time to 13.21% per annum) due in two installments in May 1998 and May 1999.

     The 8% Convertible Subordinated Notes due 2002 were issued by Morse Shoe, Inc. ("Morse Shoe") prior to the Company's acquisition of Morse Shoe. These debentures are convertible into Common Stock of the Company and accrued no interest until January 15, 1997, at which time interest began to accrue and be payable at the rate of 8% per annum.

     Indebtedness under the Apparel Credit Facility currently bears interest at a floating rate (weighted average rate of 7.31% per annum at August 2, 1997) and matures on May 31, 2000. Upon consummation of the Offering, the Apparel Credit Facility will be amended and retained as the Amended Credit Facility. The amendment will add as additional borrowers thereunder the subsidiaries of the Company that conduct the licensed shoe department business, modify certain covenants to permit the Offering and effect certain other changes. Obtaining such amendment is a condition to the consummation of the Offering.

     See "Capitalization," "Description of Credit Facilities and Other Indebtedness" and "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the actual cash and cash equivalents and capitalization of the Company at August 2, 1997 and as adjusted to give effect to the Offering and the application of proceeds therefrom. This table should be read in conjunction with "Summary Historical Financial Data," "Use of Proceeds," "Selected Historical Financial and Pro Forma Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                      AS OF AUGUST 2, 1997
                                                                   ---------------------------
                                                                    ACTUAL        AS ADJUSTED
                                                                   --------       ------------
                                                                     (DOLLARS IN THOUSANDS)
Cash and cash equivalents........................................  $  1,712        $    1,712
                                                                   ========         =========
Long-term debt, including current portion:
  Apparel Credit Facility (1)....................................  $ 73,100        $   21,802
  Footwear Credit Facility (1)...................................    41,412                --
  9% Mortgage Loan due 2012......................................    15,250            15,250
  11.21% Senior Subordinated Notes due 1999......................     2,971                --
   % Senior Subordinated Notes due 2007..........................        --           100,000
  7% Convertible Subordinated Notes due 2002.....................    70,000            70,000
  8% Convertible Subordinated Notes due 2002.....................       353                --
                                                                   --------         ---------
     Total long-term debt, including current portion.............   203,086           207,052
                                                                   --------         ---------
Stockholders' equity:
  Common Stock, $.50 par value; 40,000,000 shares authorized;
     13,917,227 shares issued and outstanding....................     6,959             6,959
  Preferred Stock, $1 par value; 2,000,000 shares authorized;
     none issued and outstanding.................................        --                --
     Series A Junior Participating Cumulative Preferred Stock, $1
       par value; 100,000 shares authorized; none issued and
       outstanding...............................................        --                --
  Additional paid-in capital.....................................   115,587           115,587
  Retained earnings (deficit)....................................   (48,617)          (48,657)(2)
                                                                   --------         ---------
Total stockholders' equity.......................................    73,929            73,889
                                                                   --------         ---------
     Total capitalization........................................  $277,015        $  280,941
                                                                   ========         =========

------------------------------

(1) The Company intends to use a portion of the net proceeds of the Offering to repay and terminate the Footwear Credit Facility and to reduce outstanding borrowings under the Apparel Credit Facility, which it will amend and retain as the Amended Credit Facility. See "Use of Proceeds" and "Description of Credit Facilities and Other Indebtedness."

(2) The increase in retained earnings (deficit) reflects the recognition of the $29,239 unamortized balance of the $1.7 million value originally assigned to the detachable warrants issued in connection with the 11.21% Senior Subordinated Notes due 1999, and the recognition of a $10,590 early redemption premium on the 8% Convertible Subordinated Notes due 2002.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth (i) selected historical consolidated financial data for the Company for the five fiscal years ended February 1, 1997 and for the six months ended August 3, 1996 and August 2, 1997, and (ii) selected historical consolidated balance sheet data at August 2, 1997 and as adjusted to give effect to the Offering and the application of proceeds therefrom, as if the Offering had occurred at August 2, 1997. The selected historical consolidated financial data for the five fiscal years ended February 1, 1997 were derived from the audited financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent auditors. Results for interim periods are not necessarily indicative of results for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                                              SIX MONTHS ENDED
                                                                       FISCAL YEAR                          ---------------------
                                                ---------------------------------------------------------   AUGUST 3,   AUGUST 2,
                                                  1993       1994        1995       1996(1)       1997        1996        1997
                                                --------   --------   ----------   ----------   ---------   ---------   ---------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
INCOME STATEMENT DATA:
Net sales.....................................  $532,256   $918,878   $1,042,979   $1,020,413   $ 897,492   $427,336    $281,280
Cost of sales.................................   313,703    516,855      579,735      580,067     542,247    235,288     155,492
                                                --------   --------   ----------   ----------    --------   --------    --------
Gross profit..................................   218,553    402,023      463,244      440,346     355,245    192,048     125,788
Selling, administrative and general
 expenses.....................................   174,658    336,283      389,362      392,586     347,977    167,595     109,622
Depreciation and amortization.................    14,688     21,874       27,883       32,428      29,431     14,663       6,154
Restructuring and other non-recurring
 charges......................................        --         --           --       69,300     122,309         --          --
                                                --------   --------   ----------   ----------    --------   --------    --------
Operating income (loss).......................    29,207     43,866       45,999      (53,968)   (144,472)     9,790      10,012
Interest income...............................        80        704          635          526         254        149          62
Interest expense..............................    (8,211)    (8,146)      (9,735)     (10,983)    (13,056)    (6,151)     (6,512)
                                                --------   --------   ----------   ----------    --------   --------    --------
Earnings (loss) before taxes and extraordinary
 item.........................................    21,076     36,424       36,899      (64,425)   (157,274)     3,788       3,562
Income tax expense (benefit)..................     7,798     13,113       13,283      (25,823)    (45,846)     1,477       1,389
                                                --------   --------   ----------   ----------    --------   --------    --------
Earnings (loss) before extraordinary item.....    13,278     23,311       23,616      (38,602)   (111,428)     2,311       2,173
Extraordinary item, net of income tax
 benefit......................................    (2,444)        --           --           --          --         --          --
                                                --------   --------   ----------   ----------    --------   --------    --------
Net earnings (loss)...........................  $ 10,834   $ 23,311   $   23,616   $  (38,602)  $(111,428)  $  2,311    $  2,173
                                                ========   ========   ==========   ==========    ========   ========    ========
Net earnings (loss) per common share:
 Primary:
   Earnings (loss) before extraordinary
     item.....................................  $   1.25   $   1.70   $     1.71   ($    2.79)  ($   8.02)  $   0.17    $   0.16
   Extraordinary item.........................     (0.23)        --           --           --          --         --          --
                                                --------   --------   ----------   ----------    --------   --------    --------
                                                $   1.02   $   1.70   $     1.71   ($    2.79)  ($   8.02)  $   0.17    $   0.16
                                                ========   ========   ==========   ==========    ========   ========    ========
 Fully diluted:
   Earning (loss) before extraordinary item...  $   1.11   $   1.45   $     1.46   ($    2.79)  ($   8.02)  $   0.17    $   0.16
   Extraordinary item.........................     (0.18)        --           --           --          --         --          --
                                                --------   --------   ----------   ----------    --------   --------    --------
                                                $    .93   $   1.45   $     1.46   ($    2.79)  ($   8.02)  $   0.17    $   0.16
                                                ========   ========   ==========   ==========    ========   ========    ========
CASH FLOW DATA:
Net cash provided by (used in) operating
 activities...................................  $ 30,139   $(27,941)  $    6,112   $   22,391   $   9,562   $(28,043)   $(45,029)
Net cash used in investing activities.........   (17,915)   (29,295)     (56,514)     (26,542)    (14,454)    (8,028)     (4,044)
Net cash provided by (used in) financing
 activities...................................    (8,378)    54,434       51,733        2,523       5,574     35,294      46,816

OTHER FINANCIAL DATA:
EBITDA(2).....................................  $ 45,480   $ 69,300   $   78,287   $   55,331   $  52,061   $ 27,352    $ 16,228
Interest and related expenses(3)..............     9,863     11,728       14,231       18,754      19,554      9,126       6,740
Capital expenditures..........................    11,198     24,115       44,514       28,062      16,421     10,450       4,181
Ratio of earnings to fixed charges(4).........      2.3x       2.4x         2.2x           --          --       1.2x        1.3x

                                                                                               AS OF AUGUST 2, 1997
                                                                                             -------------------------
                                                                                              ACTUAL    AS ADJUSTED(5)
                                                                                             --------   --------------
                                                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............................................................................  $164,460      $166,187
Total assets...............................................................................   341,480       345,180
Total debt (including convertible debt)....................................................   203,086       207,052
Convertible subordinated debt..............................................................    70,353        70,000
Stockholders' equity.......................................................................    73,929        73,889

                                                                                                          SIX MONTHS ENDED
                                                                           FISCAL YEAR                  ---------------------
                                                            -----------------------------------------   AUGUST 3,   AUGUST 2,
                                                            1993     1994     1995     1996(1)  1997      1996        1997
                                                            -----    -----    -----    -----    -----   ---------   ---------
COMPARABLE STORE SALES PERCENTAGE CHANGE:
Casual Male Big & Tall....................................   16.3%     5.7%     3.2%    (3.6)%    1.5%      1.1%        0.8%
Work 'n Gear..............................................    5.2%    (4.2)%    4.6%     1.6%     7.8%      7.9%        2.4%
Licensed shoe departments.................................   (0.7)%.......  (0.1)%  (4.3)%   (6.7)%   (2.6)%    (3.9)%      (3.0)%
NUMBER OF STORES (AT PERIOD END):
Casual Male Big & Tall....................................    214      254      319      400      440       422         456
Work 'n Gear..............................................     38       52       61       69       66        66          65
                                                            -----    -----    -----    -----    -----     -----       -----
Total apparel.............................................    252      306      380      469      506       488         521
                                                            =====    =====    =====    =====    =====     =====       =====
Licensed shoe departments.................................  1,446    1,368    1,242    1,087      937     1,037         863
SCOA......................................................     --      162      448      505      454       448          --
Parade of Shoes...........................................  136..      162      191      168      188       200          --
Fayva.....................................................    425      395      368       --       --        --          --
                                                            -----    -----    -----    -----    -----     -----       -----
Total footwear............................................  2,007    2,087    2,249    1,760    1,579     1,685         863
                                                            =====    =====    =====    =====    =====     =====       =====

------------------------------
(1) Fiscal 1996 includes 53 weeks. Comparable store sales percentage change for fiscal 1996 has been determined based on a comparable 52 week period.

(2) EBITDA is defined, in accordance with the definition of Consolidated EBITDA in the Indenture relating to the Notes, as net income before (i) interest and related expenses, (ii) income taxes, (iii) depreciation and amortization (excluding amortization of debt issuance costs, which are included in interest and related expenses), (iv) extraordinary, non-recurring or unusual losses, and (v) the $37.3 million charge related to a reduction in the valuation of the Company's licensed shoe department business' inventory and the $1.2 million charge to increase the Company's allowance for doubtful accounts for certain licensors which the Company no longer serves, in each case, recorded in fiscal 1997 in connection with the Footwear Restructuring. For each of the periods set forth above, the calculation of EBITDA is as follows:

                                                                                                             SIX MONTHS ENDED
                                                                         FISCAL YEAR                       ---------------------
                                                      --------------------------------------------------   AUGUST 3,   AUGUST 2,
                                                       1993      1994      1995       1996       1997        1996        1997
                                                      -------   -------   -------   --------   ---------   ---------   ---------
                                                                                (DOLLARS IN THOUSANDS)
    Net earnings (loss).............................  $10,834   $23,311   $23,616   $(38,602)  $(111,428)   $ 2,311     $ 2,173
    Interest and related expenses...................    9,863    11,728    14,231     18,754      19,554      9,126       6,740
    Income tax expense (benefit)....................    7,798    13,113    13,283    (25,823)    (45,846)     1,477       1,389
    Depreciation and amortization...................   14,541    21,148    27,157     31,702      28,981     14,438       5,926
    Extraordinary, non-recurring or unusual
      losses........................................    2,444        --        --     69,300     122,309         --          --
    Other Footwear Restructuring charges............       --        --        --         --      38,491         --          --
                                                      -------   -------   -------   --------   ---------     ------      ------
      EBITDA........................................  $45,480   $69,300   $78,287   $ 55,331   $  52,061    $27,352     $16,228
                                                      =======   =======   =======   ========   =========     ======      ======

    EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net earnings or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) For each of the periods set forth above, the calculation of interest and related expenses is as follows:

                                                                                                             SIX MONTHS ENDED
                                                                         FISCAL YEAR                       ---------------------
                                                      --------------------------------------------------   AUGUST 3,   AUGUST 2,
                                                       1993      1994      1995       1996       1997        1996        1997
                                                      -------   -------   -------   --------   ---------   ---------   ---------
                                                                                (DOLLARS IN THOUSANDS)
    Cash interest expense...........................  $ 8,211   $ 8,146   $ 9,735   $ 10,983   $  13,056    $ 6,151     $ 6,512
    Costs related to inventory financing (included
      in cost of sales).............................    1,505     2,856     3,770      7,045       6,048      2,750          --
    Amortization of debt issuance costs.............      147       726       726        726         450        225         228
                                                      -------   -------   -------   --------   ---------   ---------   ---------
      Interest and related expenses.................  $ 9,863   $11,728   $14,231   $ 18,754   $  19,554    $ 9,126     $ 6,740
                                                      =======   =======   =======   ========   =========   ========    ========

(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest and related expenses and an estimated portion of rentals representing interest costs. The estimated portion of rentals representing interest costs excludes license fees which are calculated based on a percentage of sales and are entirely variable in nature. For fiscal 1996 and 1997, earnings did not cover fixed charges by $28.4 million and $121.4 million, respectively.

(5) The as adjusted balance sheet data have been prepared as if the Offering and the application of proceeds therefrom had occurred on August 2, 1997. See "Use of Proceeds."

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to the historical consolidated financial statements of the Company for its fiscal year ended February 1, 1997 and for the six months ended August 2, 1997. The unaudited pro forma consolidated financial data presented below give effect to the Footwear Restructuring and the Offering and the application of proceeds therefrom as if such events had occurred at the beginning of the relevant period. The adjustments relating to the Footwear Restructuring and the Offering are described in the accompanying notes. The unaudited pro forma consolidated financial data presented below are not necessarily indicative of either future results of operations or the results that might have occurred had the above transactions actually taken place on the dates indicated. The unaudited pro forma consolidated financial data presented below should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, "Summary Historical Financial and Pro Forma Data," "Use of Proceeds," "Capitalization," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which information is included elsewhere in this Prospectus.

                        UNAUDITED PRO FORMA CONSOLIDATED
                             STATEMENTS OF EARNINGS

                   FOR THE FISCAL YEAR ENDED FEBRUARY 1, 1997

                                                                  PRO FORMA                        PRO FORMA
                                             ADJUSTMENTS           FOR THE      ADJUSTMENTS     FOR THE OFFERING
                                           FOR THE FOOTWEAR       FOOTWEAR        FOR THE       AND THE FOOTWEAR
                              HISTORICAL    RESTRUCTURING       RESTRUCTURING    OFFERING        RESTRUCTURING
                              ----------   ----------------     -------------   -----------     ----------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
INCOME STATEMENT DATA:
Net sales...................  $  897,492      $ (300,740)(1)      $ 596,752                         $596,752
Cost of sales...............     542,247        (212,106)(2)        330,141                          330,141
                               ---------                           --------                         --------
Gross profit................     355,245                            266,611                          266,611
Selling, administrative and
  general expenses..........     347,977        (120,269)(3)        227,708                          227,708
Depreciation and
  amortization..............      29,431         (12,018)(4)         17,413                           17,413
Restructuring and other non-
  recurring charges.........     122,309        (122,309)(5)             --                               --
                               ---------                           --------                         --------
Operating income (loss).....    (144,472)                            21,490                           21,490
Interest income.............         254                                254       $   127(8)             381
Interest expense............     (13,056)          1,920(6)         (11,136)       (1,920)(8)        (13,056)
                               ---------                           --------                         --------
Earnings (loss) before
  taxes.....................    (157,274)                            10,608                            8,815
Income tax expense
  (benefit).................     (45,846)         49,983(7)           4,137          (699)(7)          3,438
                               ---------                           --------                         --------
Net earnings (loss).........  $ (111,428)                         $   6,471                         $  5,377
                               =========                           ========                         ========
Earnings (loss) per common
  share:
  Primary...................  $    (8.02)                                                           $   0.39
  Fully diluted.............  $    (8.02)                                                           $   0.39
OTHER FINANCIAL DATA:
EBITDA(9)...................                                                                        $ 42,332
Interest and related
  expenses(10)..............                                                                        $ 16,554
Ratio of EBITDA to interest
  and related expenses......                                                                            2.6x
Ratio of earnings to fixed
  charges(11)...............                                                                            1.3x

  See accompanying notes to the Unaudited Pro Forma Consolidated Statements of
                                   Earnings.

                        UNAUDITED PRO FORMA CONSOLIDATED
                             STATEMENTS OF EARNINGS

                    FOR THE SIX MONTHS ENDED AUGUST 2, 1997

                                                                   PRO FORMA                        PRO FORMA
                                              ADJUSTMENTS           FOR THE      ADJUSTMENTS     FOR THE OFFERING
                                            FOR THE FOOTWEAR       FOOTWEAR        FOR THE       AND THE FOOTWEAR
                               HISTORICAL    RESTRUCTURING       RESTRUCTURING    OFFERING        RESTRUCTURING
                               ----------   ----------------     -------------   -----------     ----------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
INCOME STATEMENT DATA:
Net sales....................   $ 281,280       $(17,707)(1)       $ 263,573                         $263,573
Cost of sales................     155,492         (9,469)(2)         146,023                          146,023
                                 --------                           --------                         --------
Gross profit.................     125,788                            117,550                          117,550
Selling, administrative and
  general expenses...........     109,622         (8,238)(3)         101,384                          101,384
Depreciation and
  amortization...............       6,154                              6,154                            6,154
                                 --------                           --------                         --------
Operating income.............      10,012                             10,012                           10,012
Interest income..............          62                                 62       $    27(8)              89
Interest expense.............      (6,512)           386(6)           (6,126)       (1,066)(8)         (7,192)
                                 --------                           --------                         --------
Earnings before taxes........       3,562                              3,948                            2,909
Income tax expense
  (benefit)..................       1,389            151(7)            1,540          (405)(7)          1,135
                                 --------                           --------                         --------
Net earnings.................   $   2,173                          $   2,408                         $  1,774
                                 ========                           ========                         ========
Earnings per common share:
  Primary....................   $    0.16                                                            $   0.13
  Fully diluted..............   $    0.16                                                            $   0.13
OTHER FINANCIAL DATA:
EBITDA(9)....................                                                                        $ 16,255
Interest and related
  expenses(10)...............                                                                        $  7,420
Ratio of EBITDA to interest
  and related expenses.......                                                                            2.2x
Ratio of earnings to fixed
  charges(11)................                                                                            1.2x

  See accompanying notes to the Unaudited Pro Forma Consolidated Statements of
                                   Earnings.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

(1) Reflects the elimination of the net sales of both the SCOA and Parade of Shoes businesses for fiscal 1997 and for the period prior to their sale during the six months ended August 2, 1997.

(2) Reflects the elimination of (i) the cost of sales of both the SCOA and Parade of Shoes businesses for fiscal 1997 and for the period prior to their sale during the six months ended August 2, 1997 of $174,815 and $9,469, respectively and (ii) a charge in fiscal 1997 in connection with the Footwear Restructuring of $37,291 related to a reduction in the valuation of the Company's licensed shoe department business' inventory.

(3) Reflects the elimination of (i) the selling, administrative and general expenses of both the SCOA and Parade of Shoes businesses for fiscal 1997 and for the period prior to their sale during the six months ended August 2, 1997 of $119,069 and $8,238, respectively, and (ii) a charge in fiscal 1997 in connection with the Footwear Restructuring of $1,200 to increase the Company's allowance for doubtful accounts for certain licensors which the Company no longer serves.

(4) Reflects the elimination of (i) depreciation and amortization expense of both the SCOA and Parade of Shoes businesses of $6,390 and (ii) depreciation and amortization expense of $5,628 taken on certain assets of the Company, including certain licensed shoe department business assets, which were written off in connection with the Footwear Restructuring.

(5) Reflects the elimination of (i) restructuring and other non-recurring charges resulting from the sales of the SCOA and Parade of Shoes businesses,
    (ii) the write-down to realizable value of certain assets of the Company, including certain licensed shoe department business assets, in connection with the Footwear Restructuring, (iii) severance and related costs, and (iv) lease obligations and consolidation costs related to the downsizing of the Company's administrative areas and facilities, all in connection with the Footwear Restructuring.

(6) Reflects the application of the proceeds from the sales of both the SCOA and Parade of Shoes businesses to reduce interest expense on bank debt, partially offset by borrowing costs associated with the financing of inventory purchases of SCOA and Parade of Shoes, which were classified as cost of sales and eliminated in the pro forma adjustments (see note 2), as if the receipt of such proceeds had occurred at the beginning of the periods presented.

(7) Reflects the income tax provision (benefit) related to the pro forma adjustments at an effective tax rate of 39% applied to operating results, excluding restructuring and other non-recurring charges, for which the effective tax rate applied was 30%.

(8) Reflects adjustments to interest as follows:

                                                                            SIX MONTHS ENDED
                                                         FISCAL YEAR 1997    AUGUST 2, 1997
                                                         ----------------   ----------------
        Interest income earned on investment of excess
          cash.........................................      $    127           $     27
                                                               ======             ======
        Interest Expense:
          Addition of interest expense related to the
             Offering..................................      $  9,750           $  4,875
          Addition of amortization of debt issuance
             costs related to the Offering.............           370                185
          Elimination of interest expense for the
             11.21% Senior Subordinated Notes due
             1999......................................          (585)              (233)
          Elimination of interest expense for the 8%
             Convertible Subordinated Notes due 2002...            --                (14)
          Elimination of interest expense related to
             the termination of the Footwear Credit
             Facility and the reduction of the Apparel
             Credit Facility...........................        (7,615)            (3,747)
                                                               ------             ------
                                                             $  1,920           $  1,066
                                                               ======             ======

(9) EBITDA is defined, in accordance with the definition of Consolidated EBITDA in the Indenture relating to the Notes, as net income before (i) interest and related expenses, (ii) income taxes, (iii) depreciation and amortization (excluding amortization of debt issuance costs, which are included in interest and related expenses), (iv) extraordinary, non-recurring or unusual losses, and
    (v) the $37.3 million charge related to a reduction in the valuation of the Company's licensed shoe department business' inventory and the $1.2 million charge to increase the Company's allowance for doubtful accounts for certain licensors which the Company no longer serves, in each case, recorded in fiscal 1997 in connection with the Footwear Restructuring. For each of the periods set forth above, the calculation of EBITDA is as follows:

                                                                 UNAUDITED PRO FORMA
                                                         -----------------------------------
                                                                            SIX MONTHS ENDED
                                                         FISCAL YEAR 1997    AUGUST 2, 1997
                                                         ----------------   ----------------
        Net earnings...................................      $  5,377           $  1,774
        Interest and related expenses..................        16,554              7,420
        Income tax expense.............................         3,438              1,135
        Depreciation and amortization..................        16,963              5,926
        Extraordinary, non-recurring or unusual
          losses.......................................            --                 --
        Other Footwear Restructuring charges...........            --                 --
                                                              -------            -------
          EBITDA.......................................      $ 42,332           $ 16,255
                                                              =======            =======

      EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net earnings or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(10) For each of the periods set forth above, the calculation of interest and related expenses is as follows:

                                                                 UNAUDITED PRO FORMA
                                                         -----------------------------------
                                                                            SIX MONTHS ENDED
                                                         FISCAL YEAR 1997    AUGUST 2, 1997
                                                         ----------------   ----------------
        Cash interest expense..........................      $ 13,056           $  7,192
        Costs related to inventory financing (included
          in cost of sales)............................         3,048                 --
        Amortization of debt issuance costs............           450                228
                                                         ----------------   ----------------
          Interest and related expenses................      $ 16,554           $  7,420
                                                         ============       =============

(11) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest and related expenses and an estimated portion of rentals representing interest costs. The estimated portion of rentals representing interest costs excludes license fees which are calculated based on a percentage of sales and are entirely variable in nature.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS.

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

GENERAL

     The Company is a leading specialty retailer of apparel and footwear in three niche markets through its chains of Casual Male Big & Tall and Work 'n Gear stores and its licensed shoe departments. The Company and its predecessors have been engaged in the retail footwear business for over 40 years. In 1991, the Company entered the retail apparel business with the acquisition of the Casual Male Big & Tall and Work 'n Gear chains. Based on the growth prospects and higher margins associated with the Company's apparel business compared to those of its footwear business, the Company determined to undertake the Footwear Restructuring and shift its focus to the development and growth of its apparel businesses. Historically, the Company's EBITDA margin for its apparel operations has been significantly higher than that of its licensed shoe department business.

     In connection with the Footwear Restructuring, in March 1997, the Company completed the sales of its SCOA and Parade of Shoes businesses. In addition, the Company reduced its investment in its licensed shoe department business. The Company decided to concentrate its efforts in the licensed shoe department business primarily on its five largest licensors, while exploring future strategic options for this business and continuing to close departments upon the termination of licenses where the Company believes it is appropriate to do so. In fiscal 1997, the Company recorded a pre-tax charge of $166.6 million related to the sales of the SCOA and Parade of Shoes businesses, the write-down to realizable value of certain assets related to its licensed shoe department business, and severance and consolidation costs related to the downsizing of the Company's administrative areas and facilities. Of the pre-tax charge, $122.3 million is included as a separate component of results of operations as "Restructuring and other non-recurring charges." The Company also recorded a charge to cost of sales of $37.3 million related to a reduction in the licensed shoe department business' inventory to net realizable value. The remaining $7.0 million of the charge includes an increase in the allowance for doubtful accounts for the licensed shoe department business' accounts receivable and losses incurred from actions taken in order to maximize the cash proceeds received for the assets sold in the Parade of Shoes and SCOA businesses subsequent to the Company's decision to dispose of such businesses. In fiscal 1996, the Company recorded restructuring charges of $69.3 million related to the liquidation of its Fayva footwear business. While the Company believes that the restructuring of its footwear business will serve to improve operations in the future, the Company recognizes that it is operating in a soft retail environment and has taken steps intended to manage its remaining businesses in a manner consistent with such economic environment. These steps include reducing estimates of future sales, increasing the Company's focus on merchandise planning and distribution, decreasing expenditures and prudently managing store openings. The Company also has attempted to generate additional sales and manage inventory levels by increasing promotional activities.

RESULTS OF OPERATIONS

  First Six Months of Fiscal 1998 versus First Six Months of Fiscal 1997

     The Company's net sales decreased by $146.0 million to $281.3 million in the first six months of fiscal 1998 from $427.3 million in the first six months of fiscal 1997 primarily due to the disposition of the Company's SCOA and Parade of Shoes businesses in March 1997. Sales in the Company's apparel operations increased by $8.0 million primarily due to an increase in the number of Casual Male Big & Tall stores in operation during the first six months of fiscal 1998 as compared to the first six months of fiscal 1997 and a 1.0% increase in comparable apparel store sales. (Comparable apparel store sales increases/decreases are based upon comparisons of weekly sales volume in Casual Male Big & Tall stores and Work 'n Gear stores which were open in corresponding weeks of the relevant comparison periods.) Excluding net sales produced by the Company's SCOA and Parade of Shoes businesses of $17.7 million in the first six months of fiscal 1998 and $155.0 million in the first six months of fiscal 1997, sales produced by the Company's ongoing licensed shoe department business decreased by $16.8 million to $128.2 million in the first six months of fiscal 1998 from $145.0 million in the first six months of fiscal 1997. This decrease was primarily due to a reduction in the number of licensed shoe departments in operation during the first six months of fiscal 1998 as compared to the first six months of fiscal 1997 and a 3.0% decrease in comparable retail footwear store sales. (For the first six months of fiscal 1998 and fiscal 1997, comparable retail footwear store sales increases/decreases are based upon comparisons of weekly sales volume in licensed shoe departments which were open in corresponding weeks of the relevant comparison periods.)

     The Company's cost of sales constituted 55.3% of sales in the first six months of fiscal 1998 as compared to 55.1% of sales in the first six months of fiscal 1997. Cost of sales in the Company's apparel operations was 52.4% of sales in the first six months of fiscal 1998 as compared to 50.8% of sales in the first six months of fiscal 1997. The increase in such percentage was primarily attributable to higher markdowns as a percentage of sales and a lower initial markup on merchandise purchases. Cost of sales in the Company's footwear operations was 57.9% of sales in the first six months of fiscal 1998 as compared to 56.9% of sales in the first six months of fiscal 1997. The increase in such percentage, which was partially offset by a change in the Company's method of financing its foreign merchandise purchases with bank borrowings in the first six months of fiscal 1998 versus the use of bankers' acceptances in the first six months of fiscal 1997, was primarily due to the increased proportion of licensed shoe department sales to total footwear sales in the first six months of fiscal 1998 versus the first six months of fiscal 1997. As a percentage of sales, licensed shoe department sales have a higher cost of sales than the aggregate cost of sales in the divested SCOA and Parade of Shoes businesses.

     Selling, administrative and general expenses decreased $58.0 million, or 34.6%, to $109.6 million in the first six months of fiscal 1998 from $167.6 million in the first six months of fiscal 1997 primarily due to the disposition of the Company's SCOA and Parade of Shoes businesses in March 1997 and the downsizing of the Company's licensed shoe department business and its administrative areas and facilities, coupled with the benefit realized from the curtailment of the Company's defined benefit pension plan in the first six months of fiscal 1998. As a percentage of sales, selling, administrative and general expenses were 39.0% of sales in the first six months of fiscal 1998 as compared to 39.2% of sales in the first six months of fiscal 1997. Selling, administrative and general expenses in the Company's apparel operations were 41.3% of sales in the first six months of fiscal 1998 as compared to 43.5% of sales in the first six months of fiscal 1997. This decrease was primarily due to a lower corporate overhead allocation, resulting from a portion of corporate overhead costs for the first six months of fiscal 1998 being allocated to the Company's divested SCOA and Parade of Shoes businesses. Selling, administrative and general expenses in the Company's footwear operations were 36.8% of sales in the first six months of fiscal 1998 as compared to 37.4% of sales in the first six months of fiscal 1997. This decrease was primarily due to the increased proportion of licensed shoe department sales to total footwear sales in the first six months of fiscal 1998 versus the first six months of fiscal 1997. The Company's licensed shoe department business had lower selling, administrative and general expenses as a percentage of sales than the aggregate selling, administrative and general expenses as a percentage of sales of the divested SCOA and Parade of Shoes businesses.

     Depreciation and amortization expense decreased by $8.5 million in the first six months of fiscal 1998 as compared to the first six months of fiscal 1997 primarily due to the write-off of certain fixed and intangible assets in the fourth quarter of fiscal 1997 related to the overall restructuring of the Company's footwear businesses. This decrease was partially offset by capital expenditures for depreciable and amortizable assets.

     As a result of the above described effects, the Company's operating income increased by 2.3% to $10.0 million in the first six months of fiscal 1998 from $9.8 million in the first six months of fiscal 1997. As a percentage of sales, operating income was 3.6% in the first six months of fiscal 1998 as compared to 2.3% in the first six months of fiscal 1997.

     Net interest expense increased $448,000 to $6.5 million in the first six months of fiscal 1998 from $6.0 million in the first six months of fiscal 1997 primarily due to a change in the Company's method of financing foreign merchandise purchases with bank borrowings in the first six months of fiscal 1998 versus the use of bankers' acceptances in the first six months of 1997, partially offset by lower levels of bank borrowings in the first six months of fiscal 1998.

     Taxes on earnings for the first six months of fiscal 1998 were $1.4 million as compared to taxes of $1.5 million in the first six months of fiscal 1997, yielding an effective tax rate of 39.0% in each case.

     Net earnings for the first six months of fiscal 1998 were $2.2 million as compared to net earnings of $2.3 million in the first six months of fiscal 1997, a decrease of 6.0%.

  Fiscal 1997 versus Fiscal 1996

     The Company's net sales decreased by $122.9 million or 12.0% to $897.5 million in fiscal 1997 from $1.02 billion in fiscal 1996. Sales in the Company's apparel operations increased by $30.5 million due to an increase in the number of Casual Male Big & Tall stores and Work 'n Gear stores in operation at the end of fiscal 1997 over fiscal 1996 and a 2.7% increase in comparable apparel store sales. Sales in the Company's footwear operations decreased by $153.4 million due to a $106.0 million sales decrease in the Company's Fayva footwear business (which was primarily the result of the closing of all 357 Fayva stores in the third quarter of fiscal 1996), a 1.1% decrease in comparable retail footwear store sales, and a decrease in the number of licensed shoe departments and SCOA licensed shoe departments in operation during fiscal 1997 versus fiscal 1996. (For fiscal 1997, fiscal 1996 and fiscal 1995, comparable retail footwear store sales increases/decreases are based upon comparisons of weekly sales volume in licensed shoe departments, SCOA and Parade of Shoes stores which were open in corresponding weeks of the relevant comparison periods.) The decrease in the number of licensed shoe departments was due in large part to Jamesway Corporation ("Jamesway"), a licensor of the Company, ceasing operations in the fourth quarter of fiscal 1996.

     The Company's cost of sales constituted 60.4% of sales in fiscal 1997 as compared to 56.8% in fiscal 1996. Cost of sales in the Company's apparel operations was 52.1% of sales in fiscal 1997 as compared to 51.2% of sales in fiscal 1996, primarily due to lower initial markups on merchandise purchases, partially offset by lower markdowns as a percentage of sales. Cost of sales in the Company's footwear operations was 64.4% of sales in fiscal 1997, which includes the $37.3 million write-down of the licensed shoe department business' inventory in connection with the Footwear Restructuring, as compared to 58.8% of sales in fiscal 1996. Excluding the effect of this $37.3 million charge, cost of sales in the Company's footwear operations was 58.3% of sales in fiscal 1997. The decrease in such percentage, from 58.8% of sales in fiscal 1996, is attributable to lower markdowns as a percentage of sales, partially offset by lower initial markups on merchandise purchases.

     Selling, administrative and general expenses decreased $44.6 million or 11.4% to $348.0 million in fiscal 1997 from $392.6 million in fiscal 1996 primarily due to the closing of the Company's Fayva footwear business in the third quarter of fiscal 1996. As a percentage of sales, selling, administrative and general expenses were 38.8% of sales in fiscal 1997 as compared to 38.5% of sales in fiscal 1996. Selling, administrative and general expenses in the Company's apparel operations were 39.4% of sales in fiscal 1997 as compared to 38.5% of sales in fiscal 1996. This increase was primarily the result of a higher allocation of predominantly fixed overhead to the Company's apparel operations as a result of the proportionate increase in apparel sales to total Company sales. Selling, administrative and general expenses in the Company's footwear operations were 38.5% of sales in fiscal 1997 which was comparable to 38.5% of sales in fiscal 1996.

     Depreciation and amortization expense decreased by $3.0 million to $29.4 million in fiscal 1997 from $32.4 million in fiscal 1996 primarily due to the write-off of certain fixed and intangible assets in the fourth quarter of fiscal 1997 related to the overall restructuring of the Company's footwear businesses and the write-off of furniture, fixtures and leasehold improvements as a result of the closing of the Company's Fayva footwear business in the third quarter of fiscal 1996. This decrease was partially offset by capital expenditures for depreciable and amortizable assets.

     Of the $166.6 million pre-tax charge recorded in fiscal 1997 for the divestitures of the SCOA and Parade of Shoes businesses and the downsizing of the Company's licensed shoe department business, the Company's administrative areas and its facilities, $122.3 million has been classified as restructuring and other non-recurring charges. Such charges include the losses on the sales of the SCOA and Parade of Shoes businesses, the write-down to realizable value of certain assets related to the Company's licensed shoe department business and severance and consolidation costs related to the downsizing of the Company's administrative areas and facilities. For additional information, see Note 2 to the Company's consolidated financial statements appearing elsewhere in this Prospectus.

     During fiscal 1996, the Company recorded restructuring charges of $69.3 million related to the liquidation of its Fayva footwear business. Such charges included the costs to exit from and dispose of Fayva, including the loss on liquidation of inventory, severance payments, the write-off of fixed assets and the costs to dispose of store leases. For additional information, see Note 2 to the Company's consolidated financial statements appearing elsewhere in this Prospectus.

     As a result of the above described effects, the Company's operating loss increased to $144.5 million (operating income of $22.1 million excluding the $166.6 million pre-tax charge) in fiscal 1997 from an operating loss of $54.0 million (operating income of $15.3 million excluding the $69.3 million of restructuring charges) in fiscal 1996. As a percentage of sales, the operating loss was 16.1% of sales (operating income of 2.5% of sales excluding the $166.6 million pre-tax charge) in fiscal 1997 as compared to an operating loss of 5.3% of sales (operating income of 1.5% of sales excluding the $69.3 million of restructuring charges) in fiscal 1996.

     Net interest expense increased $2.3 million to $12.8 million in fiscal 1997 as compared to $10.5 million in fiscal 1996 due to higher average levels of borrowings and higher interest rates.

     For fiscal 1997, the Company reported an income tax benefit of $45.8 million, yielding an effective tax rate of 29.2%, as compared to an income tax benefit of $25.8 million in fiscal 1996, yielding an effective tax rate of 40.1%. The difference in the effective tax rate primarily reflects the impact of the additional valuation reserve applied against deferred tax accounts as of February 1, 1997. See Note 7 to the Company's consolidated financial statements appearing elsewhere in this Prospectus for further discussion of taxes on earnings.

     The net loss for fiscal 1997 was $111.4 million as compared to a net loss of $38.6 million in fiscal 1996.

  Fiscal 1996 versus Fiscal 1995

     The Company's net sales decreased by $22.6 million or 2.2% to $1.02 billion in fiscal 1996 from $1.04 billion in fiscal 1995. Sales in the Company's apparel operations increased by $38.6 million due to an increase in the number of Casual Male Big & Tall stores and Work 'n Gear stores in operation at the end of fiscal 1996 compared to fiscal 1995, partially offset by a 2.7% decrease in comparable apparel store sales. Sales in the Company's footwear operations decreased by $61.1 million in fiscal 1997 compared to fiscal 1996. The decrease in net sales in the Company's footwear operations was due to a sales decrease in the Company's Fayva footwear business (which was primarily the result of the closing of all 357 Fayva stores in the third quarter of fiscal 1996), the elimination of wholesale footwear sales (which was a result of the closing of all wholesale footwear departments serviced by the Company during the second quarter of fiscal
1995), a 7.0% decrease in comparable retail footwear store sales, and a decrease in the number of discount licensed shoe departments in operation during fiscal 1996 versus fiscal 1995 (which was due in large part to Jamesway ceasing operations in the fourth quarter of fiscal 1996). This decrease was partially offset by a sales increase in the Company's SCOA licensed shoe business as a result of SCOA's beginning business in new licensed departments since the first quarter of fiscal 1995.

     The Company's cost of sales constituted 56.8% of sales in fiscal 1996 as compared to 55.6% in fiscal 1995. Cost of sales in the Company's apparel operations was 51.2% of sales in fiscal 1996 as compared to 51.0% of sales in fiscal 1995. The increase in such percentage was primarily attributable to higher markdowns as a percentage of sales, partially offset by higher initial markups on merchandise purchases. Cost of sales in the Company's footwear operations was 58.8% of sales in fiscal 1996 as compared to 56.8% of sales in fiscal 1995. The increase in such percentage was primarily attributable to higher markdowns as a percentage of sales and a decrease in the initial markups on merchandise purchases, partially offset by the elimination of wholesale footwear sales, which have a higher cost of sales than retail footwear sales.

     Selling, administrative and general expenses increased $3.2 million or 0.8% to $392.6 million in fiscal 1996 from $389.4 million in fiscal 1995, primarily due to a relative decrease in sales in the licensed shoe department business which has lower selling, administrative and general expenses than the Company's other businesses. As a percentage of sales, selling, administrative and general expenses were 38.5% in fiscal 1996 as compared to 37.3% in fiscal 1995. Selling, administrative and general expenses in the Company's apparel operations were 38.5% of sales in fiscal 1996 as compared to 37.9% of sales in fiscal 1995, primarily due to an increase in store level expenses from new store openings, coupled with comparable store sales declines. Selling, administrative and general expenses in the Company's footwear operations were 38.5% in fiscal 1996 as compared to 37.2% of sales in fiscal 1995. This increase was primarily the result of a change in the relative mix of footwear sales and a decline in comparable retail footwear sales.

     Depreciation and amortization expense increased by $4.5 million to $32.4 million in fiscal 1996 from $27.9 million in fiscal 1995 due to a net increase in average depreciable and amortizable assets.

     During fiscal 1996, the Company recorded restructuring charges of $69.3 million ($41.6 million on an after tax basis) related to the disposal of its Fayva footwear business. Such charges included the costs to exit from and dispose of Fayva, including the loss on liquidation of inventory, severance payments, the write-off of fixed assets and the costs to dispose of store leases.

     As a result of the above described effects, the Company reported an operating loss of $54.0 million (operating income of $15.3 million excluding the restructuring charges) in fiscal 1996 versus operating income of $46.0 million in fiscal 1995.

     Net interest expense increased $1.4 million to $10.5 million in fiscal 1996 as compared to $9.1 million in fiscal 1995, primarily due to higher average levels of borrowings and higher interest rates on borrowings in fiscal 1996 as compared to fiscal 1995.

     For fiscal 1996, the Company reported an income tax benefit of $25.8 million, yielding an effective tax rate of 40.1%, as compared to income tax expense of $13.3 million in fiscal 1995, yielding an effective tax rate of 36.0%. See Note 7 to the Company's consolidated financial statements appearing elsewhere in this Prospectus for further discussion of taxes on earnings.

     Net loss for fiscal 1996 was $38.6 million as compared to net earnings of $23.6 million in fiscal 1995.

FINANCIAL CONDITION

  August 2, 1997 versus February 1, 1997

     The increase in merchandise inventories at August 2, 1997 from February 1, 1997 was primarily due to a seasonal increase in the average inventory level per location.

     The decrease in assets held for sale at August 2, 1997 from February 1, 1997 was due to the receipt of the cash proceeds from the divestitures of the SCOA and Parade of Shoes businesses in March 1997.

     The increase in other assets at August 2, 1997 from February 1, 1997 was primarily the result of the establishment of escrow accounts related to the divestitures of the SCOA and Parade of Shoes businesses.

     The decrease in accounts payable at August 2, 1997 from February 1, 1997 was primarily due to an increase in direct import purchases, which are paid for sooner than domestic purchases, coupled with the Company's decision to eliminate bankers' acceptance financing of foreign merchandise purchases in its footwear operations. The ratio of accounts payable to merchandise inventory was 29.7% at August 2, 1997 as compared to 39.0% at February 1, 1997.

     The decrease in accrued expenses at August 2, 1997 from February 1, 1997 was primarily due to payments of costs related to the restructuring of the Company's footwear operations, including the sales of the Company's SCOA and Parade of Shoes businesses, and the downsizing and restructuring of its licensed shoe department business and the Company's administrative areas and facilities.

     The decrease in other liabilities at August 2, 1997 from February 1, 1997 was due to payment of $3.0 million to former stockholders of SCOA in order to satisfy a contractual contingent payment obligation, based on earnings, to such former SCOA stockholders.

     The decrease in long-term debt, net of current portion, at August 2, 1997 from February 1, 1997 was due to the repayment of the Company's bank debt with the net cash proceeds from the sales of the SCOA and

Parade of Shoes businesses. The decrease was partially offset by additional borrowings to meet seasonal working capital needs and to fund capital expenditures.

  February 1, 1997 versus February 3, 1996

     As a result of the sales of the Company's SCOA and Parade of Shoes businesses in March 1997, the Company's balance sheet at February 1, 1997 has classified certain assets and liabilities of these businesses as "Assets held for Sale", primarily accounts receivable, merchandise inventories, net property, plant, equipment and accounts payable. Also, as a result of the Footwear Restructuring, the Company has written down the value of inventory and accounts receivable in its licensed shoe department business, written down certain fixed and intangible assets, and has recorded accruals related to the restructuring. For additional information, see Note 2 to the Company's consolidated financial statements appearing elsewhere in this Prospectus.

     The decrease in accounts receivable at February 1, 1997 from February 3, 1996 was primarily due to the divestiture of the Company's SCOA business, the reduction in the number of licensed shoe departments operated, and a net increase of $2.1 million in the Company's allowance for doubtful accounts. The increase in the allowance for doubtful accounts, which was recorded in conjunction with the revaluation of the Company's investment in its licensed shoe department business, is primarily due to the reduction in the Company's estimate of the amounts expected to be realized from the settlement of Chapter 11 claims with various licensors.

     The decrease in merchandise inventories at February 1, 1997 from February 3, 1996 was primarily due to the divestitures of the Company's SCOA and Parade of Shoes businesses and to the write-down of the Company's licensed shoe department business' inventory to net realizable value.

     The decrease in income tax receivable at February 1, 1997 from February 3, 1996 was primarily due to the collection of the estimated federal tax refund during fiscal 1997.

     The decrease in net property, plant and equipment at February 1, 1997 from February 3, 1996 was the result of the divestitures of the Company's SCOA and Parade of Shoes businesses, coupled with the recording of $21.2 million in depreciation expense during fiscal 1997, partially offset by the Company incurring capital expenditures of $16.4 million in fiscal 1997, primarily for the opening of new stores and the renovation of existing stores.

     The decrease in other assets at February 1, 1997 from February 3, 1996 was primarily due to the write-offs of certain intangible assets as a result of the divestitures of the Company's SCOA and Parade of Shoes businesses and the revaluation and reduction of the Company's investment in its licensed shoe department business, coupled with the recording of $8.2 million in amortization expense.

     The decrease in accounts payable at February 1, 1997 from February 3, 1996 was primarily due to the divestiture of the Company's SCOA business. The ratio of accounts payable to merchandise inventory was 39.0% at February 1, 1997 as compared to 36.8% at February 3, 1996. Such increase was primarily the result of the write-down of the Company's licensed shoe department business' inventory to net realizable value.

     The increase in accrued expenses at February 1, 1997 from February 3, 1996 was primarily due to accruals related to the Footwear Restructuring, including the sales of the Company's SCOA and Parade of Shoes businesses, and the downsizing and restructuring of its licensed shoe department business and the Company's administrative areas and facilities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash needs have historically been for operating expenses, working capital, interest payments, capital expenditures for ongoing operations and acquisitions. In fiscal 1997, the Company's primary sources of capital to finance such needs included borrowings under bank credit facilities and cash flow from operations. In the first six months of fiscal 1998, the Company's primary sources of capital to finance its cash needs were the proceeds received on the sales of the Company's SCOA and Parade of Shoes businesses, and borrowings under the bank credit facilities. In May 1997, the Company replaced its $145.0 million credit facility by obtaining the Footwear Credit Facility, a $55.0 million revolving credit facility secured by substantially all of the assets of the licensed shoe department business, to finance its licensed shoe department business, and the Apparel Credit Facility, a $100.0 million revolving credit facility secured by all of the capital stock of Casual Male Big & Tall and three other subsidiaries of the Company (including the subsidiary which conducts the Work 'n Gear business), to finance its apparel businesses. The aggregate commitment under the Footwear Credit Facility was automatically reduced by $5.0 million on June 30, 1997. The aggregate commitment under the Apparel Credit Facility will be automatically reduced by $10.0 million, $12.5 million and $12.5 million on December 31, 1997, 1998 and 1999, respectively. Aggregate borrowings under the Company's bank credit facilities totaled $41.4 million (excluding approximately $600,000 of obligations under undrawn letters of credit) for the Footwear Credit Facility and $73.1 million (excluding $11.0 million of obligations under undrawn letters of credit) for the Apparel Credit Facility as of August 2, 1997, respectively, consisting of loans and obligations under letters of credit. The Company intends to use a portion from the net proceeds of the Offering to repay all amounts outstanding under and terminate the Footwear Credit Facility and to reduce outstanding borrowings under the Apparel Credit Facility. Upon consummation of the Offering, the Apparel Credit Facility will be amended and retained as the Amended Credit Facility. Obtaining such amendment is a condition to the consummation of the Offering. See "Use of Proceeds" and "Description of Credit Facilities and Other Indebtedness."

     Net cash used in operating activities for the first six months of fiscal 1998 was $45.0 million compared to $28.0 million for the first six months of fiscal 1997. The $17.0 million increase was due primarily to expenditures related to the Footwear Restructuring and the receipt of an $8.3 million federal income tax refund in the first six months of fiscal 1997. Net cash provided by operating activities was $9.6 million in fiscal 1997 as compared to $22.4 million in fiscal 1996. The decrease of $12.8 million was due in part to payment of costs associated with the liquidation of Fayva. Cash provided by operating activities increased to $22.4 million in fiscal 1996 from $6.1 million in fiscal 1995 due primarily to working capital reductions relating to the liquidation of Fayva in fiscal 1996.

     Net cash provided by financing activities for the first six months of fiscal 1998 was $46.8 million compared to $35.3 million for the first six months of fiscal 1997. The $11.5 million increase was primarily attributable to the receipt of $60.1 million in proceeds from the sales of the SCOA and Parade of Shoes businesses offset by the repayment of indebtedness of $13.0 million in the first six months of fiscal 1998, as compared to the receipt of $35.5 million in net proceeds of indebtedness in the first six months of fiscal 1997. Net cash provided by financing activities for fiscal 1997 was $5.6 million compared to $2.5 million for fiscal 1996. The increase was attributable to the receipt of $14.9 million in net proceeds from the Mortgage Loan in fiscal 1997 offset in part by the repayment of indebtedness of $8.7 million in fiscal 1997, as compared to the receipt of $3.2 million in net proceeds of indebtedness in
fiscal 1996.               .

     The Company invested $16.4 million, $28.1 million and $44.5 million in capital expenditures during fiscal 1997, 1996, and 1995, respectively. The Company's capital expenditures generally relate to new store and licensed shoe department openings and remodeling of existing stores and departments, coupled with expenditures for general corporate purposes. Approximately $8.0 million of fiscal 1998's budgeted capital expenditures of $10.0 million (of which the Company had incurred expenditures of $4.2 million through the end of the first six months of fiscal 1998) reflects costs of new store openings and remodeling of existing stores. The remaining $2.0 million is primarily for general corporate purposes. The Company expects that its budgeted capital expenditures for fiscal 1999 will be approximately $10.0 to $12.0 million.

     Following is a table showing actual and planned store openings by business for fiscal 1998:

                                         ACTUAL OPENINGS        PLANNED OPENINGS          TOTAL
                                      FIRST-SECOND QUARTERS   THIRD-FOURTH QUARTERS   ACTUAL/PLANNED
                  BUSINESS               OF FISCAL 1998          OF FISCAL 1998          OPENINGS
        ----------------------------  ---------------------   ---------------------   --------------
        Casual Male Big & Tall......            20                      15                  35
        Work 'n Gear*...............             0                       2                   2
        Licensed shoe departments...             9                       2                  11

------------------------------
* The stores to be opened by Work 'n Gear are test stores expected to sell exclusively healthcare apparel under the name "R(X) Uniforms".

     Offsetting the above actual and planned store openings, the Company closed four Casual Male Big & Tall stores, one Work 'n Gear store and 83 licensed shoe departments during the first six months of fiscal 1998. The Company has plans to close an additional two Casual Male Big & Tall stores, one Work 'n Gear store and four licensed shoe departments during the second half of fiscal 1998.

     The information on store openings and closings reflects the Company's current plans and should not be interpreted as an assurance of actual future developments. The actual number of store openings and closings will depend on the availability of attractively priced sites for openings of apparel stores, the ability of the Company to negotiate leases on favorable terms, operating results of each site and the actions of the Company's licensors. The Company generally opens new licensed shoe departments when its licensors open new stores.

     The Company believes that the net proceeds from the Offering, anticipated cash flows from operations and borrowings under the Company's Amended Credit Facility will be adequate for the foreseeable future. From time to time, the Company evaluates potential acquisition candidates in pursuit of strategic initiatives and growth goals in its niche apparel markets. Financing of potential acquisitions will be determined based on the financial condition of the Company at the time of such acquisitions, and may include borrowings under current or new commercial credit facilities or the issuance of publicly issued or privately placed debt or equity securities. See "Business -- Business Strategy."

  Effect of Inflation

     The impact of inflation on the Company's operations has not been significant in recent years. To the extent that the Company may have incurred increased costs from inflation, the Company believes that it has been able to offset these costs through higher revenues. There can be no assurance, however, that a high rate of inflation in the future will not have an adverse effect on the Company's operating results.

  Seasonality

     Sales of the Company's products have historically reflected significant seasonality. The Company has historically experienced substantially lower earnings in the first two fiscal quarters of the year, reflecting the higher sales volume generated by, among other things, the "back to school" and Christmas selling seasons. Unseasonable weather may affect sales of seasonal products, especially during the traditional high-volume periods. In addition, the Company's quarterly results of operations may fluctuate materially depending on, among other things, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. Such fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations.

  Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 -- Earnings Per Share, which is effective for the Company's fiscal year ending January 31, 1998. The statement establishes standards for computing and presenting earnings per share. Adoption of SFAS No. 128 is not expected to have a material impact on earnings per share.

     Also in February 1997, the FASB issued SFAS No. 129 -- Disclosure of Information about Capital Structure, which is effective for the Company's fiscal year ending January 31, 1998. The statement establishes standards for disclosing information about a reporting company's capital structure. Adoption of SFAS No. 129 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 130 -- Reporting Comprehensive Income, which is effective for the Company's fiscal year ending January 30, 1999. The statement addresses the reporting and displaying of comprehensive income and its components. Earnings per share will only be reported for net income and not for comprehensive income. Adoption of SFAS No. 130 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's financial statements.

     In June 1997, the FASB also issued SFAS No. 131 -- Disclosures about Segments of an Enterprise and Related Information, which is effective for the Company's fiscal year ending January 30, 1999. The statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's financial statements.

                                    BUSINESS

GENERAL

     The Company is a leading specialty retailer of apparel and footwear in three niche markets through its chains of Casual Male Big & Tall and Work 'n Gear stores and its licensed shoe departments. The Company's Casual Male Big & Tall chain is the largest specialty retailer dedicated to the sale of apparel for large-sized men in the United States. The Company believes that its Work 'n Gear chain is one of the largest specialty retailers of utility workwear, healthcare apparel and custom uniforms in the United States. In addition, the Company is the largest independent operator of self-service licensed shoe departments in discount department stores in the United States. As of August 2, 1997, the Company operated 1,384 stores and licensed shoe departments in 47 states and the District of Columbia. On a pro forma basis, after giving effect to the Footwear Restructuring, the Company generated net sales and EBITDA as defined herein of $596.8 million and $42.3 million, respectively, in fiscal 1997.

     Casual Male Big & Tall offers a wide range of high quality apparel and accessories for big (waist sizes from 409 to 669) and tall (6829 or taller) men at moderate prices. Casual Male Big & Tall sells its merchandise under private labels as well as brand names such as Levi-Strauss, Dockers, Reebok, Geoffrey Beene and Perry Ellis with a focus on classic styles in order to minimize fashion risk. The Company believes that Casual Male Big & Tall satisfies the clothing demands of big and tall men whose needs have generally not been met by traditional men's apparel stores. Casual Male Big & Tall stores, which average approximately 3,300 square feet, are located in 47 states throughout the United States. Casual Male Big & Tall has more than doubled its store base from 214 stores at the end of fiscal 1993 to 456 stores at August 2, 1997 and grown its net sales from $122.2 million in fiscal 1993 to $241.2 million in fiscal 1997.

     Work 'n Gear offers a wide selection of high quality utility workwear, healthcare apparel and custom uniforms. Work 'n Gear sells its merchandise under private labels and brand names such as Herman Survivors, Carhartt and Timberland. The Company believes that no other specialty store chain offers a greater variety of workwear in a single-store format on a multi-state basis. Work 'n Gear stores, which average approximately 4,500 square feet, are located in 13 states in the northeastern and midwestern United States. Work 'n Gear has increased its store base from 38 stores at the end of fiscal 1993 to 65 stores at August 2, 1997 and grown its net sales from $29.8 million in fiscal 1993 to $52.6 million in fiscal 1997.

     The Company's licensed shoe departments are operated pursuant to license agreements with discount department store chains under which the Company typically has the exclusive right to operate shoe departments in host stores for a specified number of years in exchange for a license fee, generally calculated as a percentage of net sales. The Company's licensed shoe departments offer a wide variety of family footwear at budget to moderate prices, primarily under private labels. The number of licensed shoe departments operated by the Company has declined in recent years reflecting consolidation of the discount department store business and the Company's decision to terminate or not renew certain license agreements. Further, in connection with the Footwear Restructuring, the Company reduced its investment in the licensed shoe department business and decided to concentrate its efforts in this business primarily on its five largest licensors, which accounted for approximately 92% of the net sales of this business for the six months ended August 2, 1997. The Company's increased focus on its core licensors is intended to improve the results of its discount shoe department business through better resource management. As a result of the foregoing, the Company's licensed shoe department base has declined from 1,446 departments at the end of fiscal 1993 to 863 departments at August 2, 1997 and net sales have declined from $457.6 million in fiscal 1994 to $303.0 million in fiscal 1997.

KEY STRENGTHS

     The Company believes that its leading market positions are attributable to a number of competitive strengths:

     Leader in Attractive Niche Apparel Markets. According to industry reports, the big and tall men's apparel and workwear markets generate annual sales of approximately $4 billion and $6 billion, respectively. The Company believes that these markets are not only large but also fragmented, with sales being generated through large discount and department store chains, independent retailers, "mom and pop" stores and catalogs. As a leading specialty retailer dedicated to the big and tall men's apparel and workwear markets, the Company believes that it is well positioned to increase its market share each of these markets.

     Effective Apparel Merchandising Strategy with Low Fashion Risk. The Company's apparel stores offer private label merchandise, which has historically yielded attractive margins. The Company believes that its private labels such as Casual Male Big & Tall's Harbor Bay and Work 'n Gear's Ultimate Workwear have developed loyal customer followings due to their high quality, moderate pricing and styling. The Company's apparel stores also offer selected brand name merchandise. The Company believes that it distinguishes itself from many of its competitors by offering its private label and brand name merchandise in a wider variety of sizes and styles. While the Company's apparel stores feature a wide selection of current styles, they generally avoid fashion-forward merchandise that is subject to rapidly changing fashion trends.

     Emphasis on Customer Service. The Company's stores are dedicated to providing excellent customer service. In its apparel operations, store associates are evaluated based upon achievement of specific customer service goals and generally receive incentive compensation based on attaining sales targets. The Company promotes ongoing relationships with its apparel customers through direct mail programs, a frequent buyers' club, a birthday club, new customer programs and customer reactivation programs. As a result of these efforts, the Company believes that a substantial number of its apparel store customers are repeat customers and, based on a 1996 independent survey of over 6,000 Casual Male Big & Tall customers, approximately 86% of such customers report that the stores' customer service is excellent. In its licensed shoe departments, the Company maintains attractive, well-organized displays with clearly marked merchandise to create a pleasant and orderly self-service shopping environment.

     Sophisticated Information Systems. The Company supports its apparel and footwear operations with highly automated and integrated information systems in areas such as merchandising, distribution, warehousing, sales promotions, credit verification, personnel management and accounting. The Company believes that these systems enhance its ability to efficiently manage inventory levels, improve sales productivity and reduce costs.

     Focus on Cost Control. Through the centralization of the Company's finance, management information, real estate, human resources and other administrative functions, the Company's apparel and footwear operations benefit from economies of scale. Moreover, as a leader in each of its niche markets, the Company believes that it enjoys significant buying power which enables it to negotiate favorable purchase terms, exclusive merchandise and expedited delivery times. In addition, the Company continually seeks to reduce costs in all aspects of its operations and to create an environment of cost-consciousness at all employee levels.

BUSINESS STRATEGY

     In order to enhance its market positions in the big and tall men's apparel, workwear and licensed shoe department markets, the Company has identified the following business strategies:

     Increase Sales at Casual Male Big & Tall Stores. The Company has developed several key initiatives designed to improve the sales productivity of its Casual Male Big & Tall stores by increasing sales to existing customers and attracting new customers. These initiatives include the introduction of new merchandise categories, the expansion of its brand name offerings and the broadening of its customer appeal. The Company is currently rolling out several new merchandise categories which were test-launched in fiscal 1997, including shoes and trench coats. The Company plans to expand its brand name offerings to increase its customers' perception of quality as well as to attract new customers. To continue to build its brand image with consumers, the Company recently signed Bill Parcells, the professional football coach, as spokesperson for the Company and commenced other marketing activities including a targeted direct mail campaign and increased radio and billboard advertising.

     Open New Casual Male Big & Tall Stores. The Company intends to open new Casual Male Big & Tall stores in underpenetrated markets as well as in geographic markets where the Company does not currently have a presence. The Company expects to open 35 new Casual Male Big & Tall stores in fiscal 1998, 20 of which have been opened through August 2, 1997.

     Capitalize on Growth Potential of Work 'n Gear. The Company seeks to capitalize on opportunities for growth in the $6 billion workwear market through its Work 'n Gear concept. The Company intends to leverage its existing Work 'n Gear store base by expanding its sales to corporate customers. In the current fiscal year, the Company has entered into agreements to provide uniforms to a national private security firm, a regional transit authority and a large supermarket chain. The Company believes that its recent addition of a direct corporate sales force will further enhance its corporate sales efforts. In addition, based on the relatively high sales growth of healthcare apparel in its existing stores, the Company is evaluating the opportunity to open retail stores under the name "R(X) Uniforms" which will exclusively sell healthcare apparel.

     Improve Profitability of Licensed Shoe Department Business. Although the Company believes that its licensed shoe department business has limited growth potential, this business serves as a source of cash flow for the Company to fund the development and growth of its apparel businesses. By concentrating its efforts in this business primarily on its five largest licensors (Ames, Bradlees, Hills, Rose's and ShopKo), as well as certain smaller, yet profitable, licensors, the Company believes that it will be better able to manage its advertising and product mix and use its resources more efficiently.

     Pursue Strategic Acquisitions. From time to time, the Company evaluates potential acquisition candidates in pursuit of strategic initiatives and growth goals in its niche apparel markets. Acquisition opportunities are evaluated based on strategic fit, expected return on capital invested and the ability of the Company to improve the profitability of any acquired operations through cost reductions and synergies. The Company has not entered into any commitments or agreements for any acquisition and there is no assurance that any such acquisition will occur.

HISTORY

     The Company was incorporated in 1985 to acquire National Shoes, Inc. and its subsidiary J. Baker, Inc. in a management-led leveraged buyout. Following the acquisition, the name of the holding company was changed to J. Baker, Inc. Until the acquisition of Casual Male Big & Tall and Work 'n Gear in 1991, the Company's primary business was the retail sale of footwear.

     During the past two fiscal years, the Company undertook the Footwear Restructuring and shifted its focus to the development and growth of its Casual Male Big & Tall and Work 'n Gear businesses. In connection with the Footwear Restructuring, in the second half of fiscal 1996, the Company liquidated its Fayva footwear business. Fayva operated a chain of 357 self-service retail stores which offered moderately-priced footwear for the entire family. In March 1997, the Company completed the sale of SCOA, which operated licensed shoe departments in department and specialty stores, as well as its Parade of Shoes retail store business, which operated a chain of women's shoe stores. At the time of the sale, SCOA operated 454 licensed shoe departments and Parade of Shoes operated 186 stores. SCOA was sold on March 5, 1997 to an entity formed by CHB Capital Partners L.P. of Denver, Colorado along with Dennis B. Tishkoff, President of SCOA, and certain members of SCOA management. Net cash proceeds from the SCOA transaction were approximately $40.0 million, including a $1.7 million payment received during the second quarter of fiscal 1998. The Parade of Shoes business was sold to Payless ShoeSource, Inc. of Topeka, Kansas on March 10, 1997. Net cash proceeds from the Parade of Shoes transaction were approximately $20.0 million. The licensed shoe department business is currently conducted by the Company primarily through JBI, Inc., a Massachusetts corporation and a wholly-owned subsidiary of the Company, and Morse Shoe, which is a Delaware corporation and a wholly-owned subsidiary of JBI, Inc.

     The Company acquired The Casual Male, Inc., an off-price retailer of men's sportswear, out of bankruptcy on February 1, 1991. At that time, The Casual Male, Inc. had already liquidated its regular size men's apparel and "sweats" business, retaining 170 Casual Male Big & Tall stores. Under the Company's ownership, Casual Male Big & Tall has grown to 456 stores as of August 2, 1997. The Casual Male Big & Tall business is conducted by the Company through The Casual Male, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company, and TCMB&T, Inc., a Massachusetts corporation and a wholly-owned subsidiary of The Casual Male, Inc.

     In 1991, the Company purchased 29 retail stores from WearGuard Corporation, which had decided to exit the retail workwear business to focus exclusively on catalog workwear sales. In 1993, the Company changed the name of the chain to "Work 'n Gear" from "WearGuard". The Work 'n Gear business is conducted by the Company through WGS Corp., a Massachusetts corporation and wholly-owned subsidiary of the Company.

CASUAL MALE BIG & TALL

  Overview

     Casual Male Big & Tall is the largest specialty retailer dedicated to the sale of apparel for large-sized men in the United States. Casual Male Big & Tall specializes in a wide range of high quality apparel and accessories for big (waist sizes from 409 to 669) and tall (6829 or taller) men at moderate prices. Casual Male Big & Tall sells its merchandise under private labels as well as brand names with a focus on classic styles in order to minimize fashion risk. The Company believes that Casual Male Big & Tall satisfies the clothing demands of big and tall men whose needs have generally not been met by traditional men's apparel stores.

     Casual Male Big & Tall generated sales of $241.2 million, $214.3 million and $181.2 million for fiscal 1997, 1996 and 1995, respectively.

  Industry

     According to the Big & Tall Buyers Association of America, the big and tall men's apparel market generates annual retail sales of approximately $4 billion, or approximately 8% of published estimates of the total retail sales of men's apparel. The Company believes that the growth of this segment of the population can be attributed to, among other things, the increase in the number of overweight adults in the United States, which, according to the National Center for Health Statistics, has increased from one-quarter of the population to one-third from the early 1970s to the early 1990s.

  Stores

     As of August 2, 1997, Casual Male Big & Tall operated 456 stores in 47 states. The majority of Casual Male Big & Tall stores are located in free-standing locations or strip shopping centers, where the preferred location is an end cap that can accommodate a large canopy and signage to enhance drive-by visibility. The remaining stores are located in downtown areas and shopping malls. Casual Male Big & Tall stores range from approximately 1,700 to 6,100 square feet, with average space of approximately 3,300 square feet as of August 2, 1997. All of the Casual Male Big & Tall stores are leased. Many of the leases are for initial terms of five years and are often renewable at the option of the Company for one or more five-year terms.

     Casual Male Big & Tall has five store profiles based on the customer base for each store: mainstream, urban, outlet, fashion and resort. A given profile reflects a store's typical customer and certain stores may fall within more than one profile. For example, a Casual Male Big & Tall store located in the downtown area of a large city may have approximately 15% to 20% of its fashion items described as being urban and fashion-oriented based on the buying preferences of its particular customer base. Approximately 80% to 85% of the products carried in each store are essentially the same across the chain; the remaining 15% to 20% of the products are specific to the store's customer profile.

     To identify new locations for Casual Male Big & Tall stores, the Company considers market demographics, drive-by visibility, store occupancy costs and costs to build and stock each location. Key market factors generally include:
(i) a minimum number of people living within a 5-mile radius of the store location, (ii) a minimum number of cars passing the location daily and (iii) a minimum average household income. Based on these factors, among others, the Company projects sales volumes and estimates operating costs for each location to determine whether an acceptable return on its inventory and fixed asset investment may be realized. The Company expects to open approximately 35 new Casual Male Big & Tall stores during fiscal 1998, of which 20 stores have already been opened during the first six months of fiscal 1998.

     Newly opened Casual Male Big & Tall stores require an initial average inventory and fixed asset investment of approximately $170,000 to $200,000, composed of approximately $85,000 to $100,000 for fixed assets and $85,000 to $100,000 for inventory. The Company believes that new Casual Male Big & Tall stores require two to three years to "mature"; therefore, new store margins are on average lower than those of more mature stores. The Company regularly evaluates the profitability of each Casual Male Big & Tall store and seeks to close those which are not generating profit levels which meet the Company's return on investment criteria. Most store closings occur at the expiration of a lease, unless a lease buyout presents a more economical option. The costs to close stores are expensed at the time of closing.

  Merchandising

     Casual Male Big & Tall's merchandising strategy concentrates on offering an extensive selection of moderately-priced, quality casual wear, dress wear, footwear and accessories with a focus on classic styles under both private labels and brand names.

     Approximately one-third of Casual Male Big & Tall's product mix and sales are from basic, or "core" items. Basic items include underwear, socks, pajamas, robes, dress shirts, fleece tops and bottoms, tee shirts, solid sport shirts, casual and dress pants, sports coats and jeans. These items are regularly replenished in the stores by size and color. The remaining two-thirds of product mix and sales are from merchandise that, while basic in nature, includes enough of a fashion element that it is replenished based on the Company's assessment of consumer demand. Casual Male Big & Tall regularly tests items that are specific to the big and tall market and which complement its existing merchandise offerings. Such items include shoes, trench coats, sunglasses and fragrances. Initial testing of items is typically performed in a representative sample of 50 to 100 stores. If successful, the test items are expanded to approximately 250 stores and may be expanded to additional stores or the chain as a whole.

     Casual Male Big & Tall offers its merchandise primarily under private labels including Harbor Bay, Himalaya Outfitters, Grade A Jeans, Natural Exchange and Alexander Lloyd. By working directly with manufacturers to develop new private label items, the Company seeks to enhance product design and quality. Casual Male Big & Tall generally purchases private label merchandise at a lower cost than brand name merchandise, typically resulting in higher initial markups than those generated by brand name goods. Casual Male Big & Tall also offers brand name merchandise which it believes contributes to its customers' perception of quality and attracts new customers. Such brand names include Levi-Strauss, Dockers, Reebok, Geoffrey Beene and Perry Ellis.

     Casual Male Big & Tall recently began selling footwear as a complement to its apparel offerings. Casual Male Big & Tall initially tested footwear in 10 stores, and expanded it to 270 stores by the end of fiscal 1997. The Company intends to offer footwear in substantially all of its stores by the end of fiscal 1998. Casual Male Big & Tall will offer primarily private label footwear, complemented by brand name athletic footwear such as New Balance and Nike.

  Marketing

     Casual Male Big & Tall's marketing efforts include direct mailings, outdoor, newspaper and radio advertising, an in-store newsletter and a website on the Internet. Direct marketing currently accounts for approximately 75% of Casual Male Big & Tall's advertising expenditures. Casual Male Big & Tall has also implemented programs designed to promote ongoing customer relationships, including a direct mail program, a frequent buyers' club, a birthday club, a new customer program and a customer reactivation program. Casual Male Big & Tall maintains a database with information on approximately 1.3 million active customers. Customers are categorized by frequency of shopping visits and transaction size, which determine the amount and type of mailings that will be sent to them. For example, "preferred" customers receive mailings eight to 10 times per year, often inviting them to preview special promotions prior to general launch. New store grand openings involve a marketing awareness campaign for two to three weeks before and after the opening and include pre-recruitment announcements in newspapers and on the website as well as radio, outdoor and newspaper advertising.

     The Company is pursuing a strategy of increasing the brand identification of the Casual Male Big & Tall name. In January 1997, Casual Male Big & Tall announced that Bill Parcells, the professional football coach, would be the national spokesperson for its Casual Male Big & Tall chain. Bill Parcells will participate in the Company's direct mail, radio and outdoor advertising to portray the successful image of Casual Male Big & Tall. In addition, the Company has focused on highlighting the "Casual Male Big & Tall" brand name on its storefront signage to emphasize the brand as well as the segment of the men's apparel market which it serves.

     The Company believes that Casual Male Big & Tall's superior customer service distinguishes it from its competitors. All store personnel must successfully complete a multi-faceted training program dealing with numerous aspects of selling and service. Recent customer surveys showed that Casual Male Big & Tall customers considered the service they received as being equally important to the merchandise or store location with regard to their shopping experience. Furthermore, customers indicated that superior service is a major factor in choosing Casual Male Big & Tall over competing retail stores.

WORK 'N GEAR

  Overview

     The Company believes that its Work 'n Gear chain is one of the largest speciality retailers of utility workwear, healthcare apparel and custom uniforms in the United States. Work 'n Gear derives its sales from consumer sales, healthcare industry sales and corporate sales, which represented approximately 53%, 29% and 18% of Work 'n Gear's sales for fiscal 1997, respectively. Work 'n Gear customers are serviced by a combination of retail stores and a corporate sales force located in the areas where Work 'n Gear stores are located.

     Work 'n Gear generated sales of $52.6 million, $49.0 million and $43.6 million for fiscal 1997, 1996 and 1995, respectively.

  Industry

     The National Association of Uniform Manufacturers and Distributors ("NAUMD") estimates that approximately 26 million people in the United States work force wear workwear. In addition, the NAUMD estimates spending for workwear at approximately $250 per person per year. Based on these estimates, the workwear market generates annual sales of over $6 billion.

     Based on U.S. Government Bureau of Labor Statistics data, employment is projected to grow by 17.7 million jobs from 1994 to 2005. During this period, employment growth in service industries is projected to grow by 12.0 million. The healthcare services sector is expected to experience particularly strong growth, adding 3.1 million jobs through 2005. Traditionally, service industries have accounted for a large portion of uniform wearers in the United States and the Company believes that the growth in service industries could add an estimated $3 billion in industry sales, with healthcare services accounting for approximately $1 billion of the increase.

  Stores

     The Company's 65 Work 'n Gear stores are located in Connecticut, Delaware, Illinois, Indiana, Maine, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania and Rhode Island. The stores are generally located in free-standing locations or strip shopping centers. Locations in active strip shopping centers are generally preferable as the close proximity to other stores increases traffic into the Work 'n Gear stores. Work 'n Gear stores range from approximately 3,300 square feet to 6,200 square feet, with average space of approximately 4,400 square feet as of August 2, 1997. All of the Work 'n Gear stores are leased. Many of the leases are for initial terms of five years and are often renewable at the option of the Company for one or more five-year terms.

     To identify new locations for Work 'n Gear stores, the Company considers proximity of major medical facilities, active retail environments, population density, businesses present in the market and competition. Newly opened Work 'n Gear stores require an initial average inventory and fixed asset investment of approximately $170,000 to $200,000, composed of approximately $85,000 to $100,000 for fixed assets and $85,000 to $100,000 for inventory. Work 'n Gear stores take approximately two to three years to reach maturity.

     The Company believes that there is potential for growth in store concepts related to the Company's present store formats. For example, the Company believes that the healthcare apparel market is underserved and that there is demand for additional retail stores in this market segment. The Company plans to open two test stores in the Fall of 1997 under the name "R(X) Uniforms" which are expected to exclusively sell healthcare apparel and, if successful, the Company will consider opening additional stores. The capital investment required for a new healthcare store is currently anticipated to be approximately $60,000 to $80,000 for leasehold improvements and fixtures and approximately $80,000 to $100,000 for inventory.

  Merchandising

     Work 'n Gear's merchandising strategy concentrates on offering an extensive selection of moderately-priced, high quality workwear for consumer, healthcare and corporate customers under both private labels and brand names.

     Consumer merchandise includes industrial tops and bottoms, jeans, work boots, rugged outerwear and other accessories. Consumer merchandise is offered under brand names, such as Herman Survivors, Carhartt, Timberland, Bern Manufacturing and Duofold, as well as private labels, such as Indiana Industrial Clothing Co., Alaska Bay and Ultimate Workwear. Private label merchandise is designed with special features such as triple needle stitching, bi-swing backs and reinforced pockets.

     Healthcare merchandise includes scrubs (tops and bottoms), lab coats, warm-up jackets, dresses, accessories, footwear and hosiery. Healthcare merchandise is offered under brand names, such as Barco, Crest, Nursemates, Fashion Seal and Cherokee, as well as private labels such as Ultimate Healthcare Apparel.

     Corporate merchandise includes industrial, career and casual custom uniforms for a variety of business environments. Corporate merchandise is offered under brand names, such as Edwards Manufacturing Company, Red Kap, Dickies Industrial, Liberty Uniform, Van Heusen and WearGuard, as well as private labels such as Work 'n Gear Uniforms. Customers for corporate products can be very sensitive to price points, particularly in bid situations. The Company believes it has a competitive advantage over many of its competitors in workwear corporate sales due to its ability to provide a delivery system through its chain of Work 'n Gear stores.

  Marketing

     Work 'n Gear marketing efforts include direct mailings, outdoor advertising, newspaper and radio advertising and a website on the Internet. In addition, Work 'n Gear participates in industry trade shows where it displays merchandise to encourage customers to visit its stores.

     Work 'n Gear is seeking to expand its corporate sales through the recent addition of a direct corporate sales force. The Company believes that corporate sales are an efficient method of generating additional sales with a limited capital investment. In addition, since corporate sales often require employees to come to the retail stores, ancillary retail sales may be generated in the process. In the current fiscal year, the Company entered into agreements to provide uniforms to a national private security firm, a regional transit authority and a large supermarket chain. The Company is currently bidding on and presenting proposals to other large corporate accounts.

LICENSED SHOE DEPARTMENT BUSINESS

  Overview

     The Company is the largest independent operator of self-service licensed shoe departments in discount department stores in the United States. The Company and its predecessors have operated licensed shoe departments in discount department stores for more than 40 years.

     In a licensed shoe department operation, a discount department chain and the Company enter into a license agreement under which the Company typically has the exclusive right to operate a shoe department in host stores for a specified number of years. The department is operated under the store name in space supplied by the store, and the store collects payments from customers and credits the Company. The Company pays the discount department chain a license fee, generally calculated as a percentage of net sales, for the right to operate the department and for the use of the space. The license fee generally covers utilities, janitorial service, cash collection and handling, packaging and advertising. In some circumstances, the license fee also covers staffing costs.

     Sales for fiscal 1997, 1996 and 1995 in the licensed shoe business were $303.0 million, $352.0 million and $401.5 million, respectively. The number of licensed shoe departments operated by the Company has declined in recent years reflecting consolidation of the discount department store business and the Company's decision to terminate certain license agreements or allow them to lapse. During the fourth quarter of fiscal 1997, the Company completed its Footwear Restructuring in order to focus its efforts on the management, development and growth of its Casual Male Big & Tall and Work 'n Gear businesses. Further, in connection with the Footwear Restructuring, the Company reduced its investment in the licensed shoe department business and decided to concentrate its efforts in this business primarily on its five largest licensors (Ames, Bradlees, Hills, Rose's and ShopKo) which accounted for approximately 92% of the net sales of the licensed shoe department business for the six months ended August 2, 1997. The Company's increased focus on its core licensors is intended to improve the results of its licensed shoe department business through better resource management. As a result of the foregoing, the number of licensors has declined from 25 at the end of fiscal 1996 to 21 at the end of fiscal 1997 and the number of licensed shoe departments has also decreased from 1,087 at the end of fiscal 1996 to 937 at the end of fiscal 1997 and 863 at August 2, 1997. The Company regularly reviews this business to promote cost efficiency and maintain acceptable results in continuing accounts, and intends to explore future strategic options for this business and to continue closing departments upon termination of licenses where the Company believes it is appropriate to do so.

  Industry

     The discount footwear market is characterized by consolidation and competitive pressures. Competition is heavily concentrated among retailers such as Payless ShoeSource, Inc. and discount department stores such as Wal-Mart Stores, Inc. ("Wal-Mart"). According to Footwear Markets Insights ("FMI"), the discount footwear market in the United States generated approximately $7 billion of retail sales in 1996. In addition, FMI reports that the market share of the discount footwear market has grown from 18.3% in 1992 to 20.8% in 1996 of the total footwear industry.

  Stores

     The Company's licensed shoe departments are located in 39 states and the District of Columbia. Of the 937 licensed shoe departments which the Company operated as of February 1, 1997 with 21 different discount department store operators, 635, or approximately 68%, were covered by agreements with terms expiring in less than five years and 302, or approximately 32%, were covered by agreements with terms expiring in more than five years. The Company generally opens new departments when its licensors open new stores. During fiscal 1997, the Company opened 38 departments and closed 188, representing a net decrease of 150 departments for the year. The Company expects to open 11 new licensed shoe departments during fiscal 1998, of which 9 have already been opened during the first half of fiscal 1998. Newly opened licensed shoe departments require an initial investment of approximately $95,000 to $125,000, composed of approximately $30,000 to

$50,000 for fixed assets and approximately $65,000 to $75,000 for inventory. The Company's licensed shoe departments have an average space of approximately 2,100 square feet as of August 2, 1997.

     The Company's licensed shoe departments in discount department stores are operated on a self-serve basis. The Company's personnel employed in particular departments are responsible for stocking and layout of shelves, responding to customer inquiries and related administrative tasks. Some of the Company's licensed shoe departments are serviced in a similar manner by employees of the licensor.

  Merchandising

     The Company's licensed shoe departments sell a wide variety of family footwear, including men's, women's and children's dress, casual and athletic footwear as well as work shoes, boots and slippers. Most of the shoes offered by the Company's licensed shoe departments are sold under the Company's private labels or on an unbranded basis. The Company also sells merchandise under brand names or licensed brands at discounted prices. For example, the Company's licensed shoe department business has entered into an exclusive licensing arrangement with Binney & Smith, Inc. and BBC International to market shoes under the Crayola brand. The shoes offered by the Company are moderately priced, with prices generally ranging from $3 to $50. In order to minimize the impact of the seasonal nature of weather related products, the Company's licensed shoe departments seek to offer more year-round products such as athletic shoes and casual shoes.

  Marketing

     The Company's licensed shoe department business does not independently advertise the footwear sold in its licensed shoe departments. Instead, the Company's licensed shoe department business participates in merchandise circulars distributed by its licensors and in their advertising campaigns. In addition, the Company's licensed shoe department business sets up in-store displays to promote particular products.

PURCHASING AND DISTRIBUTION

     The Company purchases merchandise from a vendor base of over 100 suppliers. The Company is dependent to a significant degree upon its ability to purchase merchandise at competitive prices. Purchasing of merchandise for the Company's licensed shoe department business is conducted primarily through two foreign sales offices in Taipei, Taiwan and Hong Kong, China. Purchasing for Casual Male Big & Tall and Work 'n Gear is conducted through their main offices in Canton, Massachusetts. Approximately 95% of the Company's licensed shoe departments' products are manufactured in foreign countries, while a significant portion of the Casual Male Big & Tall and Work 'n Gear products are manufactured in the United States. Typical lead times for the Company in making purchases from its vendors range from approximately several days for items such as special catalog orders for Work 'n Gear customers to approximately nine months for items such as footwear manufactured in the Far East to the Company's specifications. The Company believes that its purchasing volumes enable it to obtain product from suppliers on favorable terms. During fiscal 1997, approximately 16% of the Company's licensed shoe department merchandise was purchased from one vendor. No other vendor accounted for greater than 10% of the licensed shoe department purchases or the purchases of Casual Male Big & Tall or Work 'n Gear during fiscal 1997.

     The Company utilizes fully integrated information systems to facilitate the receipt, processing and distribution of its merchandise through its two distribution centers located in Canton, Massachusetts and Readville, Massachusetts. The Casual Male Big & Tall processing and distribution operations are located in Readville and the Work 'n Gear and licensed shoe department operations are located in Canton. Merchandise received from vendors at these distribution centers is allocated and shipped to the stores and licensed shoe departments using the Company's established national network of independent transportation companies. Turnaround time between the receipt of merchandise from the vendor and shipment to the stores is usually five days or less and shipments are made weekly to all stores, in order to maintain the freshness of the Company's merchandise. Because of such frequent shipments, the stores do not require significant storage space.

MANAGEMENT INFORMATION SYSTEMS

     The Company relies primarily on proprietary management information systems to maximize productivity and minimize costs in certain labor-intensive areas of its businesses, including planning and distribution, inventory control, warehousing, personnel management, credit verification and accounting. In each Casual Male Big & Tall and Work 'n Gear store, the Company's point of sale system uses bar code scanning and includes electronic credit and check authorization. The Company has made substantial investments in its systems and utilizes dual central mainframe computers to coordinate store level information and to support almost every aspect of the businesses. By linking the main office with each Casual Male Big & Tall and Work 'n Gear store, the Company's systems allow management to track sales of all items at all stores on a daily basis. The Company is in the process of upgrading its cash registers and adding personal computers at each store, which will, among other features, allow for real time transfer of sales data, and provide a private intranet with electronic mail capabilities linking each store with the main office and each other. With regard to the licensed shoe departments, daily sales data is sent directly from the licensors into the Company's mainframe computers.

     The Company operates a dual system of processors with a generator back-up to prevent an unanticipated interruption of system support. The Company has also contracted with a third-party disaster recovery company to serve as a back-up system in the event that both systems fail simultaneously.

INTELLECTUAL PROPERTY

     The Company relies on registration or common law rights to protect certain trademarks under which the Company markets private label merchandise. As necessary, the Company vigorously protects its trademarks. While these trademarks are useful to the Company's business, the Company believes that the loss of any particular trademark would not have a material adverse effect on the Company's business, financial condition or results of operations.

COMPETITION

     The retail apparel and footwear industries in which the Company operates are highly competitive. The Company competes against national and regional competitors, including department, specialty and discount stores and other retailers. Sales of clothing through catalogs and home shopping networks or other electronic media provide additional sources of competition. Specifically, Casual Male Big & Tall faces competition from national chains such as Rochester Big & Tall, and Repp. Ltd., a division of Edison Brothers Stores, Inc., and discount retailers with significant buying power such as Wal-Mart and Kmart Corporation ("Kmart"), off-price retailers, catalogs and other retailers who have expanded their product offerings. The Work 'n Gear stores face competition for consumer sales from traditional Army and Navy stores offering a large assortment of workwear items, large specialty chains such as Bob's Stores and full service department stores. Competition for healthcare industry sales comes from Life Uniform, the largest retailer, catalog operations and several independent operators. Competition for corporate sales comes from large manufacturers such as WearGuard/ ARAMARK, Uniforms To You, Crest Uniform and Fashion Seal, as well as small dealers. The Company's licensed shoe departments face competition for sales to retail customers from national and regional retailers, including Payless ShoeSource, Inc. and Wal-Mart. Other companies which operate licensed shoe departments include Footstar, Inc.'s Meldisco division which operates the Kmart shoe departments. Some of the Company's competitors have substantially greater financial resources than the Company. Competition is based on product selection, quality, availability, price, store location, customer service and promotional activities. There can be no assurance that the Company will be able to maintain or improve its sales, profitability or market share in the face of such competition.

EMPLOYEES

     As of August 2, 1997, the Company employed approximately 3,126 persons full-time and 3,306 persons part-time, of whom approximately 2,295 full-time and 3,297 part-time employees were engaged in retail operations at the store level. Approximately 478 of the Company's full-time and part-time employees are covered by collective bargaining agreements. A collective bargaining agreement with certain employees in one of the distribution centers of the Company expires on October 14, 1997. The Company expects to be able to negotiate a satisfactory renewal of this agreement, although there can be no assurance in this respect. The Company believes that its employee relations are good.

PROPERTIES

     The executive and administrative offices of the Company, the licensed shoe department business and Work 'n Gear and the warehouse and distribution centers of the licensed shoe department business and Work 'n Gear are located in Canton, Massachusetts. This facility is located on 37 acres of land and is owned by JBAK Canton Realty, Inc. ("JBAK Realty"), a wholly-owned subsidiary of JBAK Holding, Inc. ("JBAK Holding") and an indirect, wholly-owned subsidiary of the Company. In December 1996, JBAK Realty obtained a $15.5 million mortgage loan from The Chase Manhattan Bank (the "Mortgage Loan") secured by the real estate, buildings and other improvements owned by JBAK Realty located at 555 Turnpike Street, Canton, Massachusetts (the "Canton Property"). JBAK Realty leases the Canton Property to JBI, Inc., a wholly-owned subsidiary of the Company. This facility contains approximately 750,000 square feet of space, including approximately 150,000 square feet of office space. See "Description of Credit Facilities and Other Indebtedness -- Mortgage Loan."

     The Company leases a building in Readville, Massachusetts that serves as the administrative offices and distribution center for Casual Male Big & Tall. The building contains approximately 75,000 square feet of office space and approximately 375,000 square feet of warehouse/distribution space. The lease on the Readville facility expires on May 31, 1999. The Company has two consecutive five year options to renew the lease.

     The following table indicates the combined number of Casual Male Big & Tall and Work 'n Gear store leases expiring during the calendar indicated:

                             CALENDAR YEAR                   NUMBER OF LEASES EXPIRING
            -----------------------------------------------  -------------------------
               1997........................................              27
               1998........................................              90
               1999........................................             111
               2000........................................              76
               2001........................................              58
               2002........................................              70

     The table below indicates the states in which the stores or licensed shoe departments operating on August 2, 1997 were located, and the number of stores in each state:

                                     CASUAL MALE                      LICENSED SHOE      TOTAL
                                     BIG & TALL      WORK 'N GEAR      DEPARTMENTS      COMPANY
                                     -----------     ------------     -------------     -------
        Alabama....................        5              --                --               5
        Arizona....................        5              --                --               5
        Arkansas...................        2              --                --               2
        California.................       38              --                 1              39
        Colorado...................        4              --                 4               8
        Connecticut................       11               3                35              49
        Delaware...................        2               1                 7              10
        District of Columbia.......       --              --                 1               1
        Florida....................       31              --                --              31
        Georgia....................       12              --                 7              19
        Idaho......................        1              --                 8               9
        Illinois...................       27               7                15              49
        Indiana....................       12               1                10              23
        Iowa.......................        1              --                 3               4
        Kansas.....................        2              --                --               2
        Kentucky...................        4              --                 6              10
        Louisiana..................        5              --                 1               6
        Maine......................        2               1                24              27
        Maryland...................       15              --                29              44
        Massachusetts..............       14              11                77             102
        Michigan...................       20               6                10              36
        Minnesota..................        9              --                13              22
        Mississippi................        1              --                 4               5
        Missouri...................        9              --                11              20
        Montana....................        1              --                 5               6
        Nebraska...................        3              --                11              14
        Nevada.....................        3              --                 3               6
        New Hampshire..............        4               3                25              32
        New Jersey.................       22              11                39              72
        New Mexico.................        2              --                --               2
        New York...................       42              13               105             160
        North Carolina.............       12              --                48              60
        North Dakota...............        1              --                --               1
        Ohio.......................       19               1                71              91
        Oklahoma...................        3              --                --               3
        Oregon.....................        3              --                 4               7
        Pennsylvania...............       22               6               111             139
        Rhode Island...............        3               1                 9              13
        South Carolina.............        9              --                 7              16
        South Dakota...............        1              --                 6               7
        Tennessee..................       10              --                 5              15
        Texas......................       33              --                 1              34
        Utah.......................        2              --                15              17
        Vermont....................        1              --                13              14
        Virginia...................       14              --                43              57
        Washington.................        5              --                10              15
        West Virginia..............        1              --                26              27
        Wisconsin..................        8              --                40              48
                                                          --
                                         ---                               ---           -----
                  Total............      456              65               863           1,384
                                         ===              ==               ===           =====

LEGAL PROCEEDINGS

     On November 10, 1993, the United States District Court for the District of Minnesota returned a jury verdict assessing royalty damages of $1,550,000 and additional damages of $1,500,000 against the Company in a patent infringement suit brought by Susan Maxwell with respect to a patent for a system used to connect pairs of shoes. The jury verdict was based on a finding that three different shoe connection systems used by the Company infringed Ms. Maxwell's patent. Post-trial motions for treble damages, attorney's fees and injunctive relief were granted on March 10, 1995. The Company appealed the judgment. On June 11, 1996, the United States Court of Appeals for the Federal Circuit reversed in part and affirmed in part and vacated the award of treble damages, attorney's fees and injunctive relief. The appellate court's ruling was based on its holding that as a matter of law two of the three shoe connection systems used by the Company did not infringe the patent. A request by Ms. Maxwell for a rehearing en banc was denied by an order dated August 28, 1996. Ms. Maxwell petitioned the United States Supreme Court for a writ of certiorari, which petition was denied on March 17, 1997. The case has been remanded to the trial court for a redetermination of damages consistent with the opinion of the appellate court. The issues for trial on remand include a determination of what, if anything, is a reasonable royalty for the one shoe connection system that was not subject to the reversal by the Court of Appeals, how many pairs of shoes having the patented system did the Company sell and whether the Company's sale of shoes having the patented system, after actual notice of the patent and while the Company was changing to the two systems found to be non-infringing, constitutes willful infringement in which event damages payable by the Company may at the discretion of the court be doubled or trebled. The trial on remand commenced on September 8, 1997 and is expected to conclude by the end of September 1997.

     A complaint was also filed by Ms. Maxwell against Morse Shoe, a subsidiary of the Company, in November 1992, prior to consummation of the acquisition of Morse Shoe by the Company alleging infringement of the patent referred to above. The trial has been stayed pending the outcome of the aforementioned trial.

     While the Company explores potential settlements of these matters from time to time, absent a settlement it intends to vigorously defend these cases. The Company is unable to predict the ultimate outcome of these cases or the likely monetary exposure to the Company. However, a determination adverse to the Company in such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also involved in various claims and lawsuits incidental to its business. The Company does not believe that these claims and lawsuits in the aggregate will have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information regarding the Company's directors and executive officers as of September 15, 1997.

              NAME                 AGE                      POSITION
---------------------------------  ---   ----------------------------------------------
Sherman N. Baker.................  77    Chairman of the Board
Alan I. Weinstein................  54    President and Chief Executive Officer,
                                         Director
Stuart M. Glasser................  50    Executive Vice President and President and
                                         Chief Executive Officer of Casual Male Big &
                                           Tall business
James D. Lee.....................  51    Executive Vice President and President of
                                         licensed shoe department business
Roger J. Osborne.................  45    Executive Vice President and President of Work
                                         'n Gear business
Philip G. Rosenberg..............  48    Executive Vice President, Chief Financial
                                         Officer and Treasurer
J. Christopher Clifford..........  52    Director
Ervin D. Cruce...................  65    Director
Douglas J. Kahn..................  41    Director
Harold Leppo.....................  60    Director
David Pulver.....................  56    Director
Melvin M. Rosenblatt.............  66    Director
Nancy Ryan.......................  48    Director

     SHERMAN N. BAKER has been the Chairman of the Board of the Company since 1990. From 1970 until 1990, Mr. Baker served as Chief Executive Officer of the Company and its predecessors. Mr. Baker has been a Director of the Company since 1985.

     ALAN I. WEINSTEIN has held the positions of President and Chief Executive Officer of the Company since November 1996 and March 1997, respectively. From September 1996 through March 1997, Mr. Weinstein served as Acting Chief Executive Officer of the Company. From 1985 through September 1996, Mr. Weinstein held the positions of Senior Executive Vice President, Chief Financial Officer and Secretary of the Company. He was also appointed Chief Administrative Officer in 1988. Mr. Weinstein joined the Company's predecessor in 1968 as Assistant Controller and has held a variety of positions of increasing responsibility in finance and administration since that time. Mr. Weinstein has been a Director of the Company since September 1996.

     STUART M. GLASSER has held the positions of Executive Vice President of the Company and President and Chief Executive Officer of the Casual Male Big & Tall business since September 15, 1997. From January 1991 until September 1997, Mr. Glasser served as Executive Vice President and General Merchandise Manager of men's, boy's, children's and cosmetics for Bloomingdale's, Inc. Prior to 1991, Mr. Glasser served as President and Chief Executive of the department store division of the Elder-Beerman Stores Corp. and prior to that he served as an Executive Vice President of Lord & Taylor, a chain of department stores.

     JAMES D. LEE has held the positions of Executive Vice President of the Company and President of the Company's licensed shoe department business since January 1995. From August 1994 through December 1994, Mr. Lee was Senior Vice President and Director of Distribution for the Company's Fayva footwear business. Mr. Lee was Senior Vice President and General Merchandise Manager of the Caldor Stores division of The May Department Stores Company from 1987 to July 1994.

     ROGER J. OSBORNE has held the positions of Executive Vice President of the Company and President of the Company's Work 'n Gear business since June 1997. From November 1996 until June 1997, Mr. Osborne served as Senior Vice President and Zone Director for Mid-West and East coast markets for Hollywood

Entertainment Corp., a videocassette retailer. From January 1995 to November 1996, Mr. Osborne held the position of Senior Vice President and Director of Operations of the Company's licensed shoe department business. Mr. Osborne was employed as Senior Vice President and Director of Store Operations for Pic 'n Pay Stores, Inc., a chain of discount footwear stores, from 1988 to January 1995.

     PHILIP G. ROSENBERG has held the position of Executive Vice President of the Company since September 1996 and was appointed Chief Financial Officer in March 1997. From September 1996 to March 1997, Mr. Rosenberg served as Acting Chief Financial Officer of the Company. In addition, Mr. Rosenberg has held the positions of Treasurer and Chief Accounting Officer of the Company since 1992. Mr. Rosenberg joined the Company's predecessor in 1970 and has held a variety of positions of increasing responsibility in finance and administration since that time.

     J. CHRISTOPHER CLIFFORD has been a Director of the Company since 1985. Since 1986, Mr. Clifford has been a general partner of Berkshire Partners, an investment management company, and its affiliated partnerships. Prior to 1986, Mr. Clifford was with the Thomas H. Lee Company, an investment management company.

     ERVIN D. CRUCE has been a Director of the Company since 1986. Since 1985, Mr. Cruce has been involved in a variety of investment limited partnerships and, during 1991, he served as general partner in the firm of Cruce & O'Brien. Prior to 1985, Mr. Cruce was a partner in the accounting firm of KPMG Peat Marwick LLP.

     DOUGLAS J. KAHN has been a Director of the Company since January 1995. Since 1993, Mr. Kahn has served as President and Chief Operating Officer of the Royall Home Fashions Division of Croscill Home Fashions, Inc., a manufacturer and distributor of home furnishings. Prior to 1993, Mr. Kahn served as Senior Vice President -- Merchant Banking Group of Donaldson, Lufkin & Jenrette Securities Corporation.

     HAROLD LEPPO has been a Director of the Company since June 1997. Mr. Leppo served as Interim President of the Casual Male Big & Tall business from March 1997 to September 1997. Since 1990, he has been a consultant to the retail industry, and from 1990 to 1992, he served as a consultant to the Company's Board of Directors. Prior to 1990, Mr. Leppo served as President of Lord & Taylor for 11 years. Mr. Leppo has over 38 years experience in the retail industry and currently serves on the Board of Directors of each of Filene's Basement Corp., The Napier Co., Royce Hosiery Mills Inc. and Salant Corporation.

     DAVID PULVER has been a Director of the Company since January 1993. He has been the President of Cornerstone Capital, an investment company, and its predecessors since 1983. He served as Chairman of the Board of Directors of Morse Shoe from 1992 until the Company's acquisition of Morse Shoe in January 1993. From 1968 until 1984, Mr. Pulver served as Chairman of the Board and Co-Chief Executive Officer of The Children's Place, a chain of children's apparel stores. Mr. Pulver is a director of Costco Wholesale Corporation, a subsidiary of Costco Companies, Inc., County Seat, Inc. and Hearst Argyle Television, Inc.

     MELVIN M. ROSENBLATT has been a Director of the Company since March 1993. He is currently Chairman of the Board and Chief Executive Officer of Greenberg, Rosenblatt, Kull & Bitsoli, P.C., a public accounting firm with which he has held various positions since 1957. Mr. Rosenblatt was a Director of Ames from 1979 through 1992.

     NANCY RYAN has been a Director of the Company since January 1995. She is currently the President of Pro Media, Inc., a public relations firm, a position she has held since 1980. Prior to 1980, Ms. Ryan was the Vice President and Media Director of S&N Advertising Inc.

OTHER KEY EMPLOYEES

     The Company believes that the following non-executive officers, who are responsible for management of key administrative functions, are expected to make significant contributions to the business of the Company.

     Mark T. Beaudouin has been employed by the Company since 1992. Mr. Beaudouin is currently serving as First Senior Vice President, General Counsel and Secretary of the Company, a position he has held since March 1997. Prior to March 1997, Mr. Beaudouin held the positions of Senior Vice President, General

Counsel and Assistant Secretary. Prior to 1992, Mr. Beaudouin served as General Counsel and Secretary of GenRad, Inc., where he was associated for seven years. Mr. Beaudouin began his legal career at the Boston law firm of Nutter, McClennen & Fish.

     Joseph H. Cornely III has been employed by the Company since 1990. Mr. Cornely is currently serving as First Senior Vice President and Director of Real Estate, Store Planning and Construction of the Company, a position he has held since 1990. Prior to 1990, Mr. Cornely served as Senior Vice President and Director of Corporate Development of Casual Male Big & Tall's predecessor for 10 years. Upon the Company's acquisition of The Casual Male, Inc., Mr. Cornely became an employee of the Company.

     Virginia M. Pitts has been employed by the Company in various management positions since 1980. Ms. Pitts is currently serving as First Senior Vice President and Director of Human Resources of the Company, a position she has held since 1993. Prior to 1993, Ms. Pitts served as Senior Vice President and Director of Human Resources.

     Jay M. Scheiner has been employed by the Company in various management positions of increasing responsibility since 1974. Mr. Scheiner is currently serving as First Senior Vice President and Chief Information Officer of the Company, a position he has held since 1992. Prior to 1992, Mr. Scheiner served as Senior Vice President and Director of Merchandise Control and Budgets for the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company and Berkshire Partners ("Berkshire") are parties to a Management Agreement dated as of June 30, 1995 (the "Management Agreement"). J. Christopher Clifford is a principal of Berkshire and a Director and stockholder of the Company. The Management Agreement provides for an initial term of one year with automatic extensions of one year unless otherwise terminated by either party. Pursuant to the Management Agreement, Berkshire provides consulting and management services to the Company in the areas of financial and strategic corporate planning. In exchange for such services, the Company has agreed to pay Berkshire a monthly fee of $5,000 plus expenses, subject to change by mutual agreement for any extension of the Management Agreement. For the fiscal year ended February 1, 1997, the Company paid Berkshire $60,000 for services under the Management Agreement. In addition, through August 2, 1997, the Company paid Berkshire $30,000 for consulting and management services. The Company believes that the terms of the Management Agreement are as favorable as could be obtained from an unaffiliated entity.

     The Company pays Greenberg, Rosenblatt, Kull & Bitsoli, P.C. $60,000 annually for consulting and management services provided to the Company in the areas of financial and strategic corporate planning. Melvin M. Rosenblatt is a principal of such firm and a Director and stockholder of the Company. Through August 2, 1997, the Company paid Greenberg, Rosenblatt, Kull & Bitsoli, P.C. $30,000 for consulting and management services. The Company believes that the terms of this arrangement are as favorable as could be obtained from an unaffiliated entity.

     Harold Leppo, who served as Interim President of Casual Male Big & Tall from March 1997 to September 1997 and is a Director of the Company, had a consulting arrangement with the Company which provided for payments of $30,000 a month as compensation for services provided by him during his term as Interim President. Through August 2, 1997, the Company paid Mr. Leppo $120,000 for consulting services under this arrangement.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes will be issued pursuant to an Indenture (the "Indenture"), to be
dated as of               , 1997, among the Company, as issuer, each of the
Guarantors, as guarantors, and                     , as trustee (the "Trustee").
The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture substantially in the form in which it is to be executed has been filed with the Commission as an exhibit in the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to J. Baker, Inc. and not to any of its Subsidiaries.

     The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt of the Company. As of August 2, 1997, after giving pro forma effect to the Offering and the application of proceeds therefrom, the Company and the Guarantors would have had consolidated Senior Debt of approximately $37.1 million outstanding (excluding $11.6 million of obligations under undrawn letters of credit). In addition, as of August 2, 1997, the Company and the Guarantors would have had $66.6 million of additional availability under the Amended Credit Facility. The Indenture, subject to certain limitations, will permit the incurrence of additional Senior Debt in the future. As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

     The obligations of the Company under the Notes will be guaranteed, jointly and severally on a senior subordinated basis, by the Guarantors. The Subsidiary Guarantee of each Guarantor will be subordinated in right of payment to all existing and future Senior Debt of such Guarantor. See "-- Subsidiary Guarantees."

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited in aggregate principal amount to $     million
and will mature on November   , 2007. Interest on the Notes will accrue at the
rate of    % per annum and will be payable semi-annually in arrears on November
  , and May   , commencing on May   , 1998, to Holders of record on the
immediately preceding                and                , respectively. Interest
on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium and interest with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment (by set-off or otherwise) of principal of, premium, if any, and interest on the Notes (including with respect to any repurchases of the Notes) will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash, or, at the option of the holders of Senior Debt, in Cash Equivalents, of all Obligations in respect of Senior Debt of the Company, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company upon any liquidation, dissolution or winding up of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt of the Company will be entitled to receive payment in full in cash, or at the option of the holders of Senior Debt of the Company, in Cash Equivalents, of all Obligations due or to become due in respect of such Senior Debt (including interest after the commencement of any such proceeding, at the rate specified in the applicable Senior Debt) before the Holders of Notes will be entitled to receive any payment of principal of, premium, if any, or interest on the Notes, and until all Obligations with respect to Senior Debt of the Company are paid in full in cash, or at the option of the holders of Senior Debt of the Company, in Cash Equivalents, any distribution of any kind or character to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt of the Company (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

     The Company also shall not make, directly or indirectly, (x) any payment of principal of, premium, if any, or interest on the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") or (y) acquire any of the Notes for cash or property or otherwise or make any other distribution with respect to the Notes if (i) any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, premium, if any, or interest on, any Designated Senior Debt of the Company or (ii) any other default occurs and is continuing with respect to Designated Senior Debt of the Company that permits holders of the Designated Senior Debt of the Company as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders of such Designated Senior Debt of the Company. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or otherwise has ceased to exist and (b) in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or otherwise has ceased to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt of the Company has been accelerated and such acceleration remains in full force and effect. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such nonpayment default shall have been waived for a period of not less than 90 days. Each Holder by his acceptance of a Note irrevocably agrees that if any payment or payments shall be made pursuant to the Indenture and the amount or total amount of such payment or payments exceeds the amount, if any, that such Holder would be entitled to receive upon the proper application of the subordination provisions of the Indenture, the Holder agrees that it will be obliged to pay over the amount of the excess payment to the holders of Senior Debt of the Person that made such payment or payments or their representative or representatives, as instructed in a written notice of such excess payment, within ten days of receiving such notice.

     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. On a pro forma basis, after giving effect to the Offering and the application of proceeds therefrom, the principal amount of consolidated Senior Debt of the Company and the Guarantors outstanding at August 2, 1997 would have been approximately $37.1 million (excluding $11.6 million of obligations under undrawn letters of credit). The Indenture will limit, through certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     "Designated Senior Debt" of any Person means (i) any Indebtedness of such Person outstanding under the Amended Credit Facility and (ii) any other Senior Debt of such Person, the principal amount of which is $5.0 million or more and that has been designated by the Company as "Designated Senior Debt" of such Person.

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Debt of the issuer of such debt securities (and any debt securities issued in exchange for Senior Debt of the issuer of such debt securities) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt.

     "Senior Debt" of any Person means (i) the Obligations of such Person under the Amended Credit Facility, including, without limitation, Hedging Obligations and reimbursement obligations in respect of letters of credit and bankers acceptances, and (ii) any other Indebtedness of such Person permitted to be incurred by such Person under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt of a Person will not include (v) any obligation to, in respect of or imposed by any environmental, landfill, waste management or other regulatory governmental agency, statute, law or court order, (w) any liability for federal, state, local or other taxes, (x) any Indebtedness of such Person to any of its Subsidiaries or other Affiliates,
(y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Guarantors. The Subsidiary Guarantee of each Guarantor will be subordinated in right of payment to the same extent as the obligations of the Company in respect of the Notes, as set forth in the Indenture, to the prior payment in full in cash or, at the option of holders of Senior Debt, in Cash Equivalents, of all Senior Debt of such Guarantor, which would include any Guarantee issued by such Guarantor that constitutes Senior Debt, including Guarantees of Indebtedness under the Amended Credit Facility. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that would not result in the obligations of such Guarantor under its Subsidiary Guarantee constituting a fraudulent conveyance under applicable law.

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person whether or not affiliated with such Guarantor, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person, unless (i) the Person formed by or surviving such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and expressly assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists. The provisions of clause (i) of the preceding sentence shall not apply if the Person formed by or surviving the relevant consolidation or merger or to which the relevant sale, assignment, transfer, lease, conveyance or other disposition shall have been made is the Company, a Guarantor or a Person that is not, after giving effect to such transaction, a Restricted Subsidiary of the Company.

     The Indenture will provide that in the event of (i) a merger or consolidation to which a Guarantor is a party, then the Person formed by or surviving such merger or consolidation (if, after giving effect to such transaction, other than the Company or a Restricted Subsidiary of the Company) shall be released and discharged from the obligations of such Guarantor under its Subsidiary Guarantee or (ii) a sale or other disposition (whether by merger, consolidation or otherwise) of all of the Equity Interests of a Guarantor at the time owned by the Company and its Restricted Subsidiaries to any Person that, after giving effect to such transaction, is neither the Company nor a Restricted Subsidiary of the Company, then such Guarantor shall be released and discharged from its obligations under its Subsidiary Guarantee; provided that, in the case of each of clauses (i) and
(ii), (A) the relevant transaction is in compliance with the Indenture, (B) immediately after giving effect to such transaction, no Default or Event of Default shall exist and (C) the Person being released and discharged shall have been released and discharged from all obligations it might otherwise have under Guarantees of Indebtedness of the Company or any of its Restricted Subsidiaries.

     "Guarantor" means (i) Buckmin, Inc., a Massachusetts corporation, The Casual Male, Inc., a Massachusetts corporation, ELM Equipment Corp., a Massachusetts corporation, ISAB, Inc., a Delaware corporation, Jared Corporation, a Puerto Rico corporation, JBI Holding Co., Inc., a Delaware corporation, JBI, Inc., a Massachusetts corporation, Morse Shoe (Canada) Ltd., a Canadian corporation, Morse Shoe, Inc., a Delaware corporation, Morse Shoe Int'l, Inc., a Delaware corporation, Spencer Companies, Inc., a Massachusetts corporation, Spencer No. 301 Corp., a New York corporation, TCMB&T, Inc., a Massachusetts corporation, TCM Holding Co., Inc., a Delaware corporation, White Cap Footwear, Inc., a Delaware corporation, and WGS Corp., a Massachusetts corporation and (ii) each other Person that becomes a guarantor of the obligations of the Company under the Notes and the Indenture from time to time in accordance with the provisions of the "Additional Subsidiary Guarantees" covenant, and their respective successors and assigns; provided, however, that "Guarantor" shall not include any Person that is released from its Guarantee of the obligations of the Company under the Notes and the Indenture as provided above.

     Each of the Company's Subsidiaries existing on the date of the Indenture (other than JBAK Realty and JBAK Holding; see "Description of Credit Facilities and Other Indebtedness -- Mortgage Loan") will be a Guarantor. In addition, the Indenture will require that each future Restricted Subsidiary of the Company become a Guarantor at any time such Restricted Subsidiary has gross assets or stockholders' equity in excess of $50,000. See "Certain Covenants -- Additional Subsidiary Guarantees."

OPTIONAL REDEMPTION

     Except as described below, the Notes will not be redeemable at the
Company's option prior to November   , 2002. Thereafter, the Notes will be
subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if
redeemed during the twelve-month period beginning on November   of the years
indicated below:

                                       YEAR                         PERCENTAGE
                --------------------------------------------------  ----------
                2002..............................................           %
                2003..............................................           %
                2004..............................................           %
                2005 and thereafter...............................    100.000%

     Notwithstanding the foregoing, on or prior to November   , 2000, the
Company may on any one or more occasions redeem up to 35% of the aggregate
principal amount of the Notes originally issued at a redemption price of    % of
the principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of any such Public Equity Offering.

     In addition, at any time prior to November   , 2002, the Company may, at
its option, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium, plus accrued and unpaid interest thereon to the redemption date.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase (the "Change of Control Payment Date"). Notice of a Change of Control Offer shall be prepared by the Company and shall be mailed by the Company with a copy to the Trustee or, at the option of the Company and at the expense of the Company, by the Trustee within 30 days following a Change of Control to each Holder of the Notes. Such Change of Control Offer must remain open for at least 30 and not more than 40 days (unless otherwise required by applicable law). In addition, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail or deliver to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain specific provisions that would permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. However, restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their respective properties, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Amended Credit Facility will prohibit the Company from repurchasing any Notes and will also provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance or repay the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Amended Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, directly or indirectly, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any Person or "group" (as such term is used in Section 13(d)(3) of the Exchange
Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or group becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 35% of the Voting Stock of the Company (measured by voting power rather than number of shares) or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) the Company (or such Restricted

Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors and as set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that expressly releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to permanently reduce any Senior Debt of the Company (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings), or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the same line of business as the Company was engaged in on the date of the Indenture. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. The Asset Sale Offer must be commenced within 30 days following the date on which the aggregate amount of Excess Proceeds exceeds $5.0 million and remain open for at least 30 and not more than 40 days (unless required by applicable law). The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. The agreements governing the Amended Credit Facility will not permit the Company and certain of its subsidiaries to become a party to, or agree to, or effect certain asset sales without the prior written consent of the Majority Lenders (as defined thereunder). See "Description of Credit Facilities and Other Indebtedness."

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to any Wholly Owned Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company, any Equity Interests then being issued by the Company or a Wholly Owned Restricted Subsidiary of the Company or any Investment in a Person that, after giving effect to such Investment, is a Wholly Owned Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, repay, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes (other than regularly scheduled payments of interest); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (vi) and (vii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) (but only to the extent not included in subclause (i) of this clause (c)), and (B) the initial amount of such Restricted Investment, plus
     (iv) $5.0 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause
(c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of scheduled dividends on any Disqualified Stock issued after the date hereof in compliance with the provisions of the Indenture; (v) payments made with respect to the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture (provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period); (vi) the purchase, redemption, repayment, acquisition or retirement of the Company's 11.21% Senior Subordinated Notes due 1999 and the Company's 8% Convertible Subordinated Notes due 2002 with the proceeds of the

Offering as described under "Use of Proceeds"; (vii) the purchase, redemption, repayment, acquisition or retirement for value of the Company's 7% Convertible Subordinated Notes due 2002 at any time during the six month period ending June 1, 2002 and (viii) the payment of regular quarterly dividends on shares of common stock of the Company in an aggregate amount not to exceed $.10 per share per annum (as equitably adjusted by resolution of the Board of Directors for stock splits, stock dividends and similar events after the date of the Indenture); provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (i) through (v), (vii) and (viii) no Default or Event of Default shall have occurred and be continuing.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (x) the net book value of such Investments at the time of such designation and (y) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock (other than to the Company or a Wholly Owned Restricted Subsidiary of the Company); provided, however, that the Company and the Guarantors may incur Indebtedness (including Acquired Debt but excluding Hedging Obligations) or issue shares of Disqualified Stock if:

          (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.25 to 1 if such Indebtedness is incurred or such
     Disqualified Stock is issued on or prior to November   , 1999 or 2.50 to 1
     if such Indebtedness is incurred or such Disqualified Stock is issued thereafter, determined on a pro forma basis in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision, as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and

          (ii) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence or issuance.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness or the issuance of preferred stock or Disqualified Stock (collectively, "Permitted Debt"):

          (i) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness arising under or in connection with the Amended Credit Facility; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed for all purposes of the Indenture to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries in respect thereof) outstanding under the Amended Credit Facility after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (i), does not exceed an amount equal to the greater of $100.0 million or $10.0 million plus the Borrowing Base, in each case less the aggregate amount of all Indebtedness permanently repaid with the Net Proceeds of any Asset Sale;

          (ii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

          (iii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (iii), not to exceed $5.0 million at any time outstanding;

          (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than Hedging Obligations and other than Indebtedness permitted to be incurred pursuant to clause (v) or clause (x) of this paragraph) that was permitted by the Indenture to be incurred;

          (v) the incurrence by the Company or any of its Wholly Owned Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company (other than any pledge of such Indebtedness to the lenders under the Amended Credit Facility) shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

          (vi) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of hedging against fluctuations in currency values or for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness of the Company or any of its Restricted Subsidiaries that is permitted by the terms of the Indenture to be outstanding, provided that the notional principal amount of any Hedging Obligations does not significantly exceed the principal amount of Indebtedness to which such agreement relates;

          (vii) the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Wholly Owned Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

          (viii) the issuance by the Company's Unrestricted Subsidiaries of preferred stock or the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

          (ix) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness represented by the Notes and the Subsidiary Guarantees; and

          (x) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness (other than Hedging Obligations) or the issuance by the Company of Disqualified Stock; provided that the aggregate principal amount of outstanding Indebtedness, together with the aggregate liquidation preference of outstanding Disqualified Stock, issued or incurred pursuant to this clause (x) does not at any time exceed $10.0 million.

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Amended Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive as a whole with respect to such dividend and other payment restrictions than those contained in the Amended Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment and net worth provisions in leases or other agreements entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause
(iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (i) customary restrictions in Capital Lease Obligations, security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such Capital Lease Obligations, security agreements or mortgages, (j) customary restrictions with respect to an agreement that has been entered into for the sale or disposition of assets or Capital Stock held by the Company or any Restricted Subsidiary, and (k) customary restrictions contained in any agreements or documentation governing Indebtedness incurred pursuant to clause (x) of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock".

  Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after giving effect to such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the independent members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided, however, that (i) any employment agreement, compensation agreement or employee benefit arrangement paid or made available to officers and employees of the Company or its Restricted Subsidiaries for services actually rendered entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary (including reimbursement or advancement of reasonable out-of-pocket expenses and directors' and officers' liability insurance), (ii) compensation (in the form of reasonable director's fees and reimbursement or advancement of reasonable out-of-pocket expenses) paid to any director of the Company or its Restricted Subsidiaries for services rendered in such person's capacity as a director and indemnification and directors' and officers' liability insurance in connection therewith, (iii) transactions between or among the Company and its Wholly Owned Restricted Subsidiaries, and (iv) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

  Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

     The Indenture will provide that the Company (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, issue, transfer, convey, sell, lease or otherwise dispose of any Equity Interests or other ownership interests (including convertible debt securities) of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless (a) such issuance, transfer, conveyance, sale, lease or other disposition is of all the Equity Interests and other ownership interests of such Wholly Owned Restricted Subsidiary and (b) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "-- Asset Sales," and (ii) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests or other ownership interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

  Limitation on Layering Debt

     The Indenture will provide that (A) the Company will not, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is by its terms subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the Notes and (B) no Guarantor will, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is by its terms subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in any respect in right of payment to the Subsidiary Guarantee of such Guarantor.

  Additional Subsidiary Guarantees

     The Indenture will provide that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary shall (at any time such Subsidiary has gross assets or stockholders' equity in excess of $50,000) execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture; provided, however, that all Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the Indenture shall not be subject to the preceding clause for so long as they continue to constitute Unrestricted Subsidiaries. In addition, (i) each of JBAK Realty and JBAK Holding will be required to become a Guarantor at such time, if any, as it is not prohibited from doing so under the terms of the Existing Indebtedness described under "Description of Credit Facilities and other
Indebtedness -- Mortgage Loan" or of any Permitted Refinancing Indebtedness, the net proceeds of which are used to refund, refinance or replace such Existing Indebtedness, (ii) JBAK Realty will be required to become a Guarantor at such time, if any, as it (A) engages in any business activity other than the ownership, operation and maintenance of the property described under "Description of Credit Facilities and other Indebtedness -- Mortgage Loan" (the "Property") and activities incidental thereto, (B) acquires or owns any material assets other than the Property and such incidental personal property as may be necessary for the operation of the Property or (C) incurs any Indebtedness other than the Indebtedness referred to in the preceding clause (i) and (iii) JBAK Holding will be required to become a Guarantor at such time, if any as it (A) engages in any business or activity other than the ownership of the stock of JBAK Realty, and activities incidental thereto, including the management of the Property, (B) acquires or owns any material asset other than the stock of JBAK Realty, or (C) incurs any Indebtedness.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

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

  Reports

     The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due (whether payable at maturity, upon redemption or otherwise) of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);
(iii) failure by the Company to comply with the provisions described under the captions "-- Change of Control," "-- Asset Sales" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any Subsidiary of the Company for 30 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes to the Company to comply with any of its other agreements in the Indenture or the Notes other than those referred to in clauses (i), (ii) and (iii) above; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after their entry; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid and such judgment has become final or non-appealable or shall cease for any other reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries that are Restricted Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes and all other Obligations thereunder to be due and payable immediately by notice in writing to the Company and the Trustee. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in payment of principal, premium, or interest on the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes or, if the Company has become obligated to make a Change of Control Offer or an Asset Sale Offer, amend, change or modify the obligation of the Company to make or consummate such Change of Control Offer or Asset Sale Offer, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (vii) waive a redemption payment with respect to any Note or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Trustee has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes to be sold as set forth herein will be issued in the form of a fully registered Global Certificate (the "Global Certificate"). The Global Certificate will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Certificate Holder").

     Except as set forth below, the Global Certificate may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificate is limited to such extent.

     All payments on the Global Certificate registered in the name of the Depositary's nominee will be made by the Company through the Paying Agent to the Depositary's nominee as the registered owner of the Global Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payments or principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor the Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Certificate. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificate as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interest in the Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     As long as the Notes are represented by a Global Certificate, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repurchase the Notes. Notice by Participants or indirect participants or by owners of beneficial interests in a Global Certificate held through such Participants or indirect participants of the exercise of the option to elect repurchase of beneficial interests in Notes represented by a Global Certificate must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repurchase with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or indirect participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repurchase. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or indirect participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery to the Paying Agent of notices of the exercise of any option to elect repurchase.

     The Company will issue Notes in definitive form in exchange for the Global Certificate if, and only if, either (1) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (2) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Certificate (in which case the Company shall deliver Notes in definitive form within 30 days of such request), or (3) the Company determines not to have the Notes represented by a Global Certificate. In any such instance, an owner of a beneficial interest in the Global Certificate will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     So long as the Global Certificate Holder is the registered owner of the Global Certificate, the Global Certificate Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Certificate. Beneficial owners of Notes evidenced by the Global Certificate will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness or preferred stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness or preferred stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Amended Credit Facility" means that certain Credit Facility, dated as of
            , by and among The Casual Male, Inc., TCM Holding Co., Inc., WGS Corp., TCMB&T, Inc., JBI, Inc., JBI Holding Company, Inc., and Morse Shoe, Inc., as borrowers; J. Baker, Inc., as parent guarantor; Spencer Companies, Inc., Spencer No. 301 Corp., Buckmin, Inc., Elm Equipment Corp., ISAB, Inc., Morse Shoe International, Inc., Morse Shoe (Canada) Ltd., Jared Corporation and White Cap Footwear, Inc., as subsidiary guarantors; the lenders identified therein; Fleet National Bank, as administrative agent; and BankBoston, N.A., as documentation agent, providing for up to $100.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified (including any agreement extending the maturity of, increasing the total commitment under or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement), renewed, refunded, replaced, restated, supplemented or refinanced from time to time.

     "Asset Sale" means (i) the sale, lease, conveyance, transfer, exchange or other disposition (collectively, "dispositions") of any assets or rights (including, without limitation, by way of a sale and leaseback) other than dispositions of inventory in the ordinary course of business consistent with past practices and going out of business sales conducted in a manner consistent with past practices (provided that the disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Change of Control" and/or the provisions described above under the caption "-- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issuance of Equity Interests by any Restricted Subsidiary or the disposition by the Company or a Restricted Subsidiary of Equity Interests in any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets or Equity Interests by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned

Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary, (iii) the disposal of obsolete equipment and machinery in the ordinary course of business and (iv) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments" will not be deemed to be Asset Sales.

     "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 85% of the face amount of all trade receivables owned by the Company and its Wholly Owned Restricted Subsidiaries as of such date that are not more than 90 days past due, less the allowance for doubtful accounts, each of the foregoing determined in accordance with GAAP, and (b) 50% of the book value of all inventory owned by the Company and its Wholly Owned Restricted Subsidiaries as of such date, less any applicable reserves, each of the foregoing determined in accordance with GAAP. To the extent that information is not available as to the amount of trade receivables or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Amended Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) investment funds with total assets in excess of $500.0 million that invest at least 95% of their assets in securities of the types described in clauses (i) through (v) above.

     "Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted or otherwise taken account of in computing such Consolidated Net Income, plus (iii) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, plus (iv) an amount equal to any extraordinary, non-recurring or unusual loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted or otherwise taken account of in computing such Consolidated Net Income), plus (v) the $37.3 million charge related to a reduction in the Company's licensed shoe department business' inventory to net realizable value and the $1.2 million charge to increase the Company's allowance for doubtful accounts for certain licensors which the Company ceased serving, in each case recorded in the Company's fiscal year ended February 1, 1997 to the extent that any such charge was deducted in computing such Consolidated Net Income, plus (vi) an amount equal to all premiums on prepayments of debt paid by the Company and its Restricted Subsidiaries during such period to the extent that such payments were deducted in computing such Consolidated Net Income, minus (vii) non-cash items increasing such Consolidated Net Income for such period, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the net income (but not loss) of any Person that is not a Restricted Subsidiary of such Person or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof that is a Guarantor and shall not exceed the consolidated net income of such Person for such period, (ii) the net income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) all gains resulting from currency or hedging transactions shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the consolidated stockholders' equity of such Person and its consolidated Subsidiaries as of such date, less, to the extent otherwise included, amounts attributable to Disqualified Stock, in each case determined in accordance with GAAP.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to $     million in aggregate principal
amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Amended Credit Facility) in existence on the date of the Indenture and set forth on a schedule thereto, until such amounts are repaid.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. Calculations of pro forma amounts in accordance with this definition shall be done in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense for such period on Indebtedness of another Person that is Guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (x) all dividend payments during such period (including all dividend payments within 60 days of the last day of such period), whether or not in cash, on any class or series of (A) Disqualified Stock of such Person or (B) preferred stock of any Restricted Subsidiary of such Person, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company and other than payments to such Person and its Wholly Owned Restricted Subsidiaries, and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, currency rate swap agreements, interest rate cap agreements and interest rate collar agreements and
(ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (but only to the extent of the fair market value of the assets subject to such Lien) (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that if the sole consideration for any such investment is Capital Stock of the Company that is not Disqualified Stock, then such investment shall not be deemed an Investment for purposes of the Indenture. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Wholly Owned Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Wholly Owned Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including any conditional sale or other title retention agreement and any lease in the nature thereof).

     "Make-Whole Premium" means, with respect to a Note, an amount equal to the
greater of (i)      % of the outstanding principal amount of such Note and (ii)
the excess of (a) the present value of the remaining interest, premium and principal payments due on such Note as if such Note were redeemed on November
  , 2002, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (b) the outstanding principal amount of such Note.

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary, unusual or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but only as and when received), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets (including Equity Interests) that were the subject of such Asset Sale, any provision for permitted minority interests in any Restricted Subsidiary as a result of such Asset Sale and any reserve established in accordance with GAAP against any liabilities associated with the assets sold or disposed of in such Asset Sale, including, without limitation, sales price adjustments, pension and other postemployment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale or provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries in excess of $5.0 million to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means, with respect to any Person, a certificate signed on behalf of such Person by the Chief Executive Officer or President and by the Chief Financial Officer or chief accounting officer of such Person.

     "Permitted Investment" means (a) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor or
(ii) such Person is merged, consolidated or amalgamated with or into the Company or into a Wholly Owned Restricted Subsidiary of the Company, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;
(f) reasonable and customary loans and advances consistent with past practices made to employees in connection with their relocation (including related travel expenses) not to exceed $1.0 million in the aggregate at any one time outstanding; (g) any Investment existing on the date of the Indenture; (h) any Investment acquired by the Company or any of its Restricted Subsidiaries (x) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such Investment or accounts receivable or (y) as the result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; and (i) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) that are at the time outstanding, not to exceed $2.0 million.

     "Permitted Liens" means (i) Liens securing Senior Debt that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company or any Restricted Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of

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

statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (v) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iii) of the second paragraph of the covenant entitled "-- Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vi) Liens existing on the date of the Indenture; (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens imposed by law, such as landlords', carriers', warehousemens', mechanics', suppliers' or similar Liens incurred in good faith in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provision, if any, shall have been made therefor as shall be required by GAAP;
(ix) easements, minor title defects, irregularities in title or other charges or encumbrances on property that do not, in the aggregate, materially detract from the value of the property or the assets of the Company and its Restricted Subsidiaries or impair the use of such property by the Company or a Restricted Subsidiary of the Company; (x) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (xi) Liens securing industrial revenue bonds or other similar tax-favored financing; and (xii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $10.0 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness (other than Hedging Obligations and other than Indebtedness permitted to be incurred pursuant to clause (v) or clause (x) of the second paragraph under "-- Incurrence of Indebtedness and Issuance of Preferred Stock") of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses and prepayment premiums incurred in connection therewith) (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness permitted to be incurred under the Indenture); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means an individual, limited or general partnership, corporation, limited liability company, association, unincorporated organization, trust, joint stock company, joint venture or other entity, or a government or any agency or political subdivision thereof.

     "Public Equity Offering" means a bona fide underwritten sale to the public of common stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of Parent or the Company) that is declared effective by the Commission and results in aggregate gross equity proceeds to the Company of at least $20.0 million.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary of such Person.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof).

     "Treasury Rate" means the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519)), which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to the first date on which the Notes are subject to optional redemption by the Company; provided, however, that if the average life of such Note is not equal to the constant maturity of the United States Treasury security for which weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "-- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption
"-- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of at least a majority of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock and other Equity Interests or other ownership interests (including convertible debt securities) of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to J. Baker, Inc., 555 Turnpike Street, Canton, Massachusetts 02021, Attn: Philip G. Rosenberg.

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

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences to purchasers of Notes at their original issue who hold the Notes as capital assets, and does not deal with special classes of holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, and persons holding the Notes as a hedge against currency risks.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a holder of a Note who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source.

  Payment of Interest on the Notes

     Interest paid or payable on a Note will be taxable to a United States Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder's regular method of accounting for federal income tax purposes.

  Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will be equal to the cost of the Note to such holder, less any principal payments received by such holder.

     Gain or loss recognized on the disposition of a Note generally will be capital gain or loss and will be treated as long-term capital gain or loss if the Note has been held, at the time of such disposition, for more than one year (or, in the case of individuals, trusts and estates, mid-term capital gain or loss if the Note has been held for more than one year but not more than 18 months and long-term capital gain or loss if the Note has been held for more than 18 months) and otherwise as short-term capital gain or loss.

     The Taxpayer Relief Act of 1997 (the "Relief Act") alters the taxation of capital gain income. Under the Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments.

FOREIGN HOLDERS

  Payment of Interest on the Notes

     Under present United States federal income tax law, and subject to discussion of backup withholding below, payment of interest on the Notes to any non-United States Holder ("Foreign Holder") will not be subject to United States federal withholding tax, provided that (i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) such holder is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) such holder is not a bank with respect to which the holding of the Note is treated as the extension of credit in the ordinary course of its trade or business, (iv) the payment is not treated as contingent interest, excluded from the definition of portfolio interest, and (v) either (a) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is a Foreign Holder and provides its name and address, and U.S. taxpayer identification number, if any, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and that holders the Notes certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. The certificate may be made on a United States Internal Revenue Service Form W-8 or substantially similar form. A certificate described in this paragraph is effective only with respect to interest payments made to the certifying Foreign Holder after the issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years. An income tax treaty between the United States and the country of residence of a Foreign Holder (a "treaty country") may reduce the rate of, or eliminate, any United States federal withholding tax that would, notwithstanding the above, otherwise be applicable to payments to such Foreign Holder.

     If a Foreign Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, or, if such Foreign Holder is resident in a treaty country and such Foreign Holder has a permanent establishment or fixed base in the United States to which such interest is attributable, the Foreign Holder, although exempt from the withholding tax discussed above, may be subject to United States income tax on such interest in the same manner as if it were a United States Holder. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items; for this purpose, interest on a Note will be included in earnings and profits if the interest is effectively connected with the conduct of the United States trade or business of the holder. If such foreign corporate holder is resident in a treaty country, the treaty may reduce the rate of, or eliminate, the branch profits tax that would otherwise be applicable to such foreign corporate holder.

  Sale, Exchange or Retirement of the Notes

     Any gain or income realized by a Foreign Holder upon retirement or disposition of a Note (not including in such gain or income amounts representing stated interest, the U.S. tax treatment of which is described above) will not be subject to United States federal income tax if (i) such gain or income is not effectively connected with a trade or business in the United States of the holder of such Note (or, if such Foreign Holder is resident in a treaty country, the gain is not attributable to a permanent establishment or fixed base of such Foreign Holder in the United States) and (ii) in the case of an individual holder, the holder is not present in the United States for a period or periods aggregating 183 days or more in the taxable year of the retirement or disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A 31% "backup" withholding tax and information reporting requirements apply to certain payments of interest on an obligation, and to proceeds of the sale of an obligation before maturity, to certain non-corporate United States Holders. The Company, and/or any paying and/or collection agent, including a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the holder furnishes its taxpayer identification number (i.e., social security number in the case of an individual) in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies (with respect to payments of interest) as to no loss of exemption from backup withholding, and meets certain other conditions. Backup withholding, however, in any event, generally does not apply to payments to certain "exempt recipients" such as corporations. Its applicability to Foreign Holders is discussed more fully below.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any payment agency hereof (in its capacity as such) to a holder of a Note with respect to which the holder has provided to the Company (and/or any paying and/or collection agent, including a broker) required certification of its non-United States status under penalties of perjury or has otherwise established an exemption (provided that neither the Company nor such paying agency has actual knowledge that the holder is a United States Holder or the conditions of any other exemption are not in fact satisfied). Such certificate may be made on a United States Internal Revenue Service Form W-8 or substantially similar form. If such payment is made to the beneficial owner of a Note by the non-United States office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the non-United States office of a foreign "broker" (as defined in applicable Treasury Regulations) pays the proceeds of the sale of a Note to the seller thereof, such nominee, custodian, agent or broker is not required to backup the sale of a Note to the seller thereof, such nominee, custodian, agent or broker is not required to backup, withhold or file an information report with respect to such payment (provided that such nominee, custodian, agent or broker derives less than 50% of its gross income for certain specified periods from the conduct of a trade or business in the United States and is not a controlled foreign corporation for United States tax purposes). Payments made to the beneficial owner by the non-United States office of other custodians, nominees or agents, or the payment by the foreign office of other brokers, will not be subject to backup withholding, but will be subject to information reporting unless the custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner or seller is not or was not, as the case may be, a United States Holder and certain conditions are met or the beneficial owner or seller otherwise establishes an exemption. Payments made to the beneficial owner by the United States office of a custodian, nominee or agent, or a broker are subject to both backup withholding and information reporting unless the beneficial owner or seller certifies its non-United States status under penalties or perjury or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder would be allowed as a refund or a credit against such holder's United States federal income tax, provided that the required information is furnished to the United States Internal Revenue Service (the "IRS").

  Proposed Regulations

     The IRS has issued proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify certain reliance standards. The regulations are proposed to be effective for payments made after December 31, 1997 but provide that certificates issued on or before the date that is 60 days after the proposed regulations are made final will continue to be valid until they expire. The proposed regulations, however, may be subject to change prior to their adoption in final form.

            DESCRIPTION OF CREDIT FACILITIES AND OTHER INDEBTEDNESS

     The following are summaries of certain terms of the Company's credit facilities and other indebtedness. These summaries do not purport to be complete and are subject to, and qualified in their entirety by, reference to all of the provisions of their underlying documentation (including credit agreements, indentures, notes and collateral documents), including all of the definitions therein of terms not defined herein.

CREDIT FACILITIES

     Footwear Credit Facility. In May 1997, the Company established a $55.0 million revolving credit facility to finance its licensed shoe department business (the "Footwear Credit Facility"). The Footwear Credit Facility is secured by substantially all of the assets of the licensed shoe department business, bears interest at floating rates based on (at the election of the Company) either the Eurodollar or base rate and matures on May 31, 2000. In accordance with its terms, the aggregate commitment under the Footwear Credit Facility was automatically reduced by $5.0 million on June 30, 1997. Aggregate borrowings under the Footwear Credit Facility are limited to an amount determined by a formula based on various percentages of eligible inventory and accounts receivable. Upon consummation of the Offering, the Footwear Credit Facility will be terminated and all borrowings thereunder will be repaid. See "Use of Proceeds."

     Apparel Credit Facility. In May 1997, the Company established a $100.0 million revolving credit facility to finance its apparel business (the "Apparel Credit Facility"). The Apparel Credit Facility is secured by all of the capital stock of Casual Male Big & Tall and three other subsidiaries of the Company (including the subsidiary which conducts the Work 'n Gear business). The Apparel Credit Facility bears interest at floating rates based on (at the election of the Company) either the LIBOR or base rate and matures on May 31, 2000. In accordance with its terms, the aggregate commitments under the Apparel Credit Facility will be automatically reduced by $10.0 million, $12.5 million and $12.5 million on December 31, 1997, 1998 and 1999, respectively. Borrowings under the Apparel Credit Facility are not subject to a borrowing base requirement. Upon consummation of the Offering, the Apparel Credit Facility will be amended and thereby become the Amended Credit Facility. See "-- Amended Credit Facility."

     Amended Credit Facility. Upon consummation of the Offering, the Company's Apparel Credit Facility will be amended to add as additional borrowers thereunder the subsidiaries of the Company which conduct the licensed shoe department business, modify certain covenants to permit the Offering and effect certain other changes and will be retained as the Amended Credit Facility. The Amended Credit Facility will be provided by a syndicate of lenders for which Fleet National Bank and BankBoston, N.A. will serve as administrative and documentation agents, respectively.

        Borrowings. The Amended Credit Facility will provide for borrowings by any of the principal subsidiaries of J. Baker, Inc. in a principal amount of up to $100.0 million at any one time outstanding. In accordance with the terms of the Amended Credit Facility, the aggregate commitment thereunder will automatically be reduced by $10.0 million, $12.5 million and $12.0 million on December 31, 1997, 1998 and 1999, respectively. Borrowings may be in the form of direct borrowings, bankers' acceptances or letters of credit and may be used to fund working capital or general corporate requirements.

        Interest. Borrowings under the Amended Credit Facility will bear interest at a floating rate equal to either LIBOR or base rate, as selected by the Company, plus a margin which varies based on the Company's fixed charge coverage ratio.

        Repayment. Subject to the provisions of the Amended Credit Facility, the Company will be entitled to borrow, repay and reborrow amounts under the Amended Credit Facility. The entire unpaid balance under the Amended Credit Facility will be payable on May 31, 2000.

        Guarantees. All obligations under the Amended Credit Facility will be jointly and severally guaranteed by J. Baker, Inc. and certain of its subsidiaries such that J. Baker, Inc. and each of its subsidiaries on the date of issuance of the Notes (other than JBAK Realty or JBAK Holding) will be either an obligor or guarantor of the Amended Credit Facility. Each such subsidiary will also be a Guarantor of the Notes. See "-- Mortgage Loan."

        Security. Borrowings under the Amended Credit Facility will be secured by a first priority pledge of all of the capital stock of all of the subsidiaries of J. Baker, Inc., other than JBAK Realty, JBAK Holding and Morse Shoe (Canada) Ltd., the Company's Canadian subsidiary.

        Covenants. The Amended Credit Facility will contain financial covenants relating to the maintenance of minimum levels of consolidated tangible net worth, the attainment of minimum amounts of positive cash flow from the operations of the Company's licensed shoe department business and the maintenance of certain fixed charge coverage ratios and leverage ratios. The Amended Credit Facility will also contain covenants pertaining to the management and operation of the Company and its business. These covenants will include, among others, requirements that the Company comply with applicable laws and maintain adequate insurance coverage with respect to its properties. The Amended Credit Facility will also place significant limitations on the Company's ability to incur indebtedness or liens, make guarantees, effect mergers or acquisitions, incur capital expenditures, effect asset sales, make investments, loans or advances, pay dividends, make other payments on account of its stock, prepay subordinated indebtedness (including the Notes) and modify certain debt instruments (including the Notes).

        Events of Default. The Amended Credit Facility will provide for events of default customary in facilities of this type, including: (i) failure to make payments thereunder when due; (ii) breach of covenants; (iii) breach of representations or warranties in any material respect when deemed made; (iv) default by the Company under any agreement relating to indebtedness for borrowed money or for the lease of property where the outstanding amount exceeds $1.0 million; (v) bankruptcy defaults; and (vi) a "Change of Control" (as defined in the Amended Credit Facility).

7% CONVERTIBLE SUBORDINATED NOTES

     General. In 1992, J. Baker, Inc. issued $70.0 million of its 7% Convertible Subordinated Notes due 2002. Payment of the principal of, and interest on, the 7% Convertible Subordinated Notes is subordinate in right of payment to the prior payment of all Senior Indebtedness (as defined therein), which includes the Notes.

     Interest. Interest is payable semi-annually in arrears on the 7% Convertible Subordinate Notes.

     Repayment. The entire principal amount of the 7% Convertible Subordinated Notes is payable on June 1, 2002. J. Baker, Inc. may, at its election, redeem the 7% Convertible Subordinated Notes at any time at a redemption price equal to a percentage (currently 102.625%, and declining to 100% after June 1, 2000) of the principal amount thereof plus accrued interest. The 7% Convertible Subordinated Notes provide that upon the occurrence of a change of control (as described therein) of J. Baker, Inc., the holders thereof will have the option to require the redemption of the 7% Convertible Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus accrued interest.

     Conversion. The 7% Convertible Subordinated Notes are convertible at any time into the Common Stock of J. Baker, Inc. at a conversion price of $16.125 per share, subject to adjustment.

     Covenants. The 7% Convertible Subordinated Notes contain covenants requiring J. Baker, Inc. to, among other things, pay all amounts due thereunder and provide copies of reports required to be filed with the Securities and Exchange Commission.

     Events of Default. The 7% Convertible Subordinated Notes provide for customary events of default including: (i) failure to make payments thereunder beyond applicable grace periods; (ii) breach of covenants; (iii) default by J. Baker, Inc. in the payment of, or acceleration of, any other indebtedness for borrowed money in excess of $15.0 million; and (iv) bankruptcy defaults.

MORTGAGE LOAN

     General. In December 1996, JBAK Realty, a wholly-owned subsidiary of JBAK Holding and an indirect subsidiary of J. Baker, Inc., obtained the $15.5 million Mortgage Loan from The Chase Manhattan Bank (the "Mortgagee") secured by the Canton Property. JBAK Realty leases the Canton Property to JBI,

Inc., a wholly-owned subsidiary of the Company. The Canton Property is used as the Company's corporate headquarters and one of its two warehouses and distribution centers. Each of JBAK Realty and JBAK Holding has agreed not to pay or make its assets available to pay creditors of J. Baker, Inc. or any of its other subsidiaries. Accordingly, neither JBAK Realty nor JBAK Holding are Guarantors of the Notes. See "Business -- Properties."

     Interest. Interest on the Mortgage Loan is payable monthly in arrears at the rate of 9% per annum.

     Repayment. The Mortgage Loan is repayable in equal monthly installments of principal and interest, maturing on January 1, 2012, on a schedule which will fully amortize the principal amount of the Mortgage Loan over a 15 year period. The Mortgage Loan may generally not be prepaid prior to 2003, and thereafter only upon the payment of a make-whole premium (as determined thereunder).

     Guarantees. J. Baker, Inc. has guaranteed the obligations of JBI, Inc. under the lease of the Canton Property. Under the terms of the lease, JBI, Inc. is required to pay rent sufficient to pay in full all amounts due under the Mortgage Loan. Accordingly, J. Baker, Inc. has in effect guaranteed the Mortgage Loan.

     Security. The Mortgage Loan is secured by a mortgage on the Canton Property and an assignment of the lease thereof and all rights under certain contracts entered into in connection therewith.

     Covenants. The Mortgage Loan contains financial covenants relating to the management and operation of JBAK Realty and JBAK Holding. In addition, JBAK Realty and JBAK Holding covenant to remain single purpose entities whose sole purposes will be the ownership and leasing of the Canton Property and the ownership of JBAK Realty, respectively. In connection therewith, JBAK Realty and JBAK Holding covenant not to pay or become responsible for any debts of another person.

     Events of Default. The Mortgage Loan provides for events of default customary for loans of this type, including: (i) failure to make payments thereunder when due; (ii) breach of covenants; (iii) breach of representations or warranties in any material respect when made; and (iv) bankruptcy defaults.

OTHER INDEBTEDNESS BEING REPAID WITH PROCEEDS OF OFFERING

     11.21% Senior Subordinated Notes. In 1989, J. Baker, Inc. issued $35.0 million of its 11.21% Senior Subordinated Notes due 1999. All but $3.0 million in principal amount of the 11.21% Senior Subordinated Notes has been prepaid. The terms of the 11.21% Senior Subordinated Notes were amended in February 1997 to provide, among other things, for an increase in the interest rate thereunder of 0.25% each quarter thereafter until the earlier of payment or maturity, and the elimination of all prepayment premiums. Concurrently with the consummation of the Offering, J. Baker, Inc. will prepay the remaining $3.0 million principal amount, together with accrued interest, under the 11.21% Senior Subordinated Notes. See "Use of Proceeds."

     8% Convertible Subordinated Notes. In 1992, Morse Shoe issued $50.0 million of its 8% Convertible Subordinated Notes due 2002. In connection with the Company's acquisition of Morse Shoe in 1993, J. Baker, Inc. generally assumed the obligations of Morse Shoe under the 8% Convertible Subordinated Notes. Prior to and following such acquisition, all but $353,000 in principal amount of the 8% Convertible Subordinated Notes were converted into Common Stock of the Company. The 8% Convertible Subordinated Notes accrued no interest prior to January 15, 1997, at which time interest began to accrue and became payable semi-annually. The remaining $353,000 principal amount, together with accrued interest, of the 8% Convertible Subordinated Notes is due January 15, 2002. Concurrently with the consummation of the Offering, J. Baker, Inc. will deliver to the trustee for the 8% Convertible Subordinated Notes the entire redemption price (103% of the principal amount thereof plus accrued interest) thereof. See "Use of Proceeds."

                                  UNDERWRITING

     Subject to the terms and conditions in the underwriting agreement dated as
of           , 1997 (the "Underwriting Agreement") among the Company, the
Guarantors and Bear, Stearns & Co. Inc., Lazard Freres & Co. LLC and BancBoston Securities Inc. (the "Underwriters"), the Underwriters have agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters the respective principal amounts of Notes in the amount set forth opposite their names below:

                                 UNDERWRITER                       PRINCIPAL AMOUNT
            -----------------------------------------------------  ----------------
            Bear, Stearns & Co. Inc. ............................    $
            Lazard Freres & Co. LLC..............................
            BancBoston Securities Inc. ..........................
                                                                     ------------
                 Total...........................................    $100,000,000
                                                                     ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are obligated under the Underwriting Agreement to take and pay for all the Notes if any are taken. The Company and the Guarantors have agreed to indemnify the Underwriters and their controlling persons against certain liabilities in connection with the Offering, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession of      % of the principal
amount of the Notes. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of      % of the amount of the Notes to other
Underwriters or to certain other dealers. After the offering, the public offering price and such concessions may be changed by the Underwriters.

     The Notes will constitute a new class of securities with no established trading market. The Company does not intend to apply for listing of the Notes on any securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. The Company has been advised by the Underwriters, that following the completion of the Offering, the Underwriters currently intend to make a market in the Notes as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so, and any market-making activities with respect to the Notes may be discontinued by any Underwriter at any time without notice. Therefore, there can be no assurance that an active trading market for the Notes will develop or, if such a market develops, that it will continue.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Notes for their own accounts by selling more Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Notes in the open market. In addition, the Underwriters may stabilize or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if Notes previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions if commenced may be discontinued at any time.

     Certain of the Underwriters have either directly or indirectly, from time to time, provided investment banking and financial advisory services to the Company for which they have received customary fees and commissions, and expect in the future to provide such services to the Company for which they expect to receive customary fees and commissions.

     BancBoston Securities Inc., one of the Underwriters, is an affiliate of each of GBFC, Inc., which is an agent and a lender under the Footwear Credit Facility, and BankBoston, N.A., which is the documentation agent and a lender under the Apparel Credit Facility and will be the documentation agent and a lender under the Amended Credit Facility. The net proceeds of the Offering will be utilized in part to repay all amounts outstanding under and terminate the Footwear Credit Facility and reduce the Company's borrowings under the Apparel Credit Facility. See "Use of Proceeds." Under the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), when more than 10% of the proceeds of a public offering of debt securities is to be paid to a member of the NASD participating in the offering, or an affiliate thereof, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" as defined in Rule 2720 of the Conduct Rules of the NASD, which qualified independent underwriter must participate in the preparation of the Registration Statement and the Prospectus and exercise the usual standards of "due diligence" in respect thereto. GBFC, Inc. and BankBoston, N.A. will in the aggregate receive more than 10% of the net proceeds from the Offering of the Notes as a result of the use of such proceeds to repay loans made under the Footwear Credit Facility and the Apparel Credit Facility. Accordingly, Bear, Stearns & Co. Inc. has agreed to act as the qualified independent underwriter in connection with the Offering.

                                 LEGAL MATTERS

     The legality of the Notes being offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Kramer, Levin, Naftalis & Frankel, New York, New York has acted as counsel to the Underwriters in connection with the Offering.

                                    EXPERTS

     The consolidated financial statements of the Company as of February 1, 1997 and for each of the three fiscal years ended February 1, 1997 included in this Prospectus and the Registration Statement of which it is a part have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, certain of the information regarding the Company is available on the World Wide Web by accessing the Commission's website at http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq Stock Market National Market System under the trading symbol "JBAK" and such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company will furnish periodic reports to the Trustee, which will make them available upon request to the holders of the Notes.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997, its Current Report on Form 8-K dated March 20, 1997, as amended on May 16, 1997, its Proxy Statement dated May 6, 1997 and its Quarterly Reports on Form 10-Q for the three months ended May 3, 1997 and the three months ended August 2, 1997 are specifically incorporated herein by reference.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination or completion of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information filed by it that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such information should be directed to J. Baker, Inc., 555 Turnpike Street, Canton, Massachusetts 02021, Attention: Investor Relations (telephone number:
(781) 828-9300).

                        J. BAKER, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Consolidated Financial Statements:
  Independent Auditors' Report.......................................................  F-2
  Consolidated balance sheets as of February 1, 1997 and February 3, 1996............  F-3
  Consolidated statements of earnings for the years ended February 1, 1997, February
     3, 1996 and January 28, 1995....................................................  F-4
  Consolidated statements of stockholders' equity for the years ended February 1,
     1997, February 3, 1996 and January 28, 1995.....................................  F-5
  Consolidated statements of cash flows for the years ended February 1, 1997,
     February 3, 1996 and January 28, 1995...........................................  F-6
  Notes to consolidated financial statements.........................................  F-7
Six Months Information:
  Consolidated balance sheets as of August 2, 1997 (unaudited) and February 1,
     1997............................................................................  F-25
  Consolidated statements of earnings (unaudited) for the six months ended August 2,
     1997 and August 3, 1996.........................................................  F-26
  Consolidated statements of cash flows (unaudited) for the six months ended August
     2, 1997 and August 3, 1996......................................................  F-27
  Notes to consolidated financial statements.........................................  F-28

     All schedules have been omitted as they are inapplicable or not required, or the information has been included in the consolidated financial statements or in the notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
J. Baker, Inc.:

     We have audited the accompanying consolidated balance sheets of J. Baker, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended February 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. Baker, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 1997 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Boston, Massachusetts
March 20, 1997

                        J. BAKER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     FEBRUARY 1, 1997 AND FEBRUARY 3, 1996

                                                                      1997             1996
                                                                  ------------     ------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.....................................  $  3,969,116     $  3,287,141
  Accounts receivable:
     Trade, net.................................................    14,771,734       19,514,985
     Other......................................................     1,737,786        3,219,862
                                                                  ------------     ------------
                                                                    16,509,520       22,734,847
                                                                  ------------     ------------
  Merchandise inventories.......................................   146,045,496      285,703,289
  Prepaid expenses..............................................     6,031,033        8,600,990
  Income tax receivable.........................................            --        7,236,732
  Deferred income taxes.........................................    37,548,000        9,198,000
  Assets held for sale..........................................    62,255,582               --
                                                                  ------------     ------------
          Total current assets..................................   272,358,747      336,760,999
                                                                  ------------     ------------
Property, plant and equipment, at cost:
  Land and buildings............................................    19,340,925       25,064,423
  Furniture, fixtures and equipment.............................    54,695,398      115,099,770
  Leasehold improvements........................................    42,650,123       43,442,932
                                                                  ------------     ------------
                                                                   116,686,446      183,607,125
  Less accumulated depreciation and amortization................    40,032,801       62,524,262
                                                                  ------------     ------------
          Net property, plant and equipment.....................    76,653,645      121,082,863
                                                                  ------------     ------------
Deferred income taxes...........................................    26,199,000        6,939,000
Other assets, at cost, less accumulated amortization............     7,309,411       61,298,880
                                                                  ------------     ------------
                                                                  $382,520,803     $526,081,742
                                                                  ============     ============
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.............................  $  2,012,327     $  1,500,000
  Accounts payable..............................................    57,006,085      105,113,721
  Accrued expenses..............................................    29,837,310       25,066,874
  Income taxes payable..........................................     1,380,664               --
                                                                  ------------     ------------
          Total current liabilities.............................    90,236,386      131,680,595
                                                                  ------------     ------------
Other liabilities...............................................     6,203,073        2,598,026
Long-term debt, net of current portion..........................   140,787,673      133,000,000
Senior subordinated debt........................................     2,951,411        4,412,711
Convertible subordinated debt...................................    70,353,000       70,353,000
Stockholders' equity:
  Common stock, par value $.50 per share, authorized 40,000,000 shares, 13,892,397 shares issued and outstanding in 1997
     (13,872,647 in 1996).......................................     6,946,199        6,936,324
  Preferred stock, par value $1.00 per share, authorized
     2,000,000 shares (none issued and outstanding).............            --               --
  Series A junior participating cumulative preferred stock, par value $1.00 per share, authorized 100,000 shares (none
     issued and outstanding)....................................            --               --
  Additional paid-in capital....................................   115,416,223      115,213,017
  Retained earnings (deficit)...................................   (50,373,162)      61,888,069
                                                                  ------------     ------------
          Total stockholders' equity............................    71,989,260      184,037,410
                                                                  ------------     ------------
                                                                  $382,520,803     $526,081,742
                                                                  ============     ============

          See accompanying notes to consolidated financial statements.

                        J. BAKER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
  FOR THE YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

                                                   1997               1996               1995
                                               -------------     --------------     --------------
Net sales....................................  $ 897,491,941     $1,020,412,703     $1,042,978,875
Cost of sales................................    542,246,938        580,067,086        579,734,911
                                               -------------     --------------     --------------
     Gross profit............................    355,245,003        440,345,617        463,243,964
Selling, administrative and general
  expenses...................................    347,977,056        392,585,851        389,362,380
Depreciation and amortization................     29,430,473         32,428,001         27,882,778
Restructuring and other non-recurring
  charges....................................    122,309,000         69,300,000                 --
                                               -------------     --------------     --------------
     Operating income (loss).................   (144,471,526)       (53,968,235)        45,998,806
Interest income..............................        253,750            526,188            635,574
Interest expense.............................    (13,056,127)       (10,983,067)        (9,735,209)
                                               -------------     --------------     --------------
     Earnings (loss) before taxes............   (157,273,903)       (64,425,114)        36,899,171
Income tax expense (benefit).................    (45,846,000)       (25,823,000)        13,283,000
                                               -------------     --------------     --------------
     Net earnings (loss).....................  $(111,427,903)    $  (38,602,114)    $   23,616,171
                                               =============     ==============     ==============
Earnings (loss) per common share:
     Primary.................................  $       (8.02)    $        (2.79)    $         1.71
                                               =============     ==============     ==============
     Fully diluted...........................  $       (8.02)    $        (2.79)    $         1.46
                                               =============     ==============     ==============
Number of shares used to compute earnings
  (loss) per common share:
     Primary.................................     13,887,544         13,858,273         13,831,552
                                               =============     ==============     ==============
     Fully diluted...........................     13,900,633         13,905,545         18,363,042
                                               =============     ==============     ==============

          See accompanying notes to consolidated financial statements.

                        J. BAKER, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

                                    COMMON STOCK          ADDITIONAL      RETAINED          TOTAL
                               -----------------------     PAID-IN        EARNINGS      STOCKHOLDERS'
                                 SHARES       AMOUNT       CAPITAL        (DEFICIT)        EQUITY
                               ----------   ----------   ------------   -------------   -------------
Balance, January 29, 1994....  13,792,647   $6,896,324   $114,654,417   $  78,535,733   $ 200,086,474
Net earnings for the year
  ended January 28, 1995.....          --           --             --      23,616,171      23,616,171
Exercise of stock options....      48,000       24,000        420,405              --         444,405
Dividends paid
  ($.06 per share)...........          --           --             --        (830,145)       (830,145)
                               ----------   ----------   ------------   -------------   -------------
Balance, January 28, 1995....  13,840,647    6,920,324    115,074,822     101,321,759     223,316,905
                               ----------   ----------   ------------   -------------   -------------
Net loss for the year ended
  February 3, 1996...........          --           --             --     (38,602,114)    (38,602,114)
Exercise of stock options....      32,000       16,000        138,195              --         154,195
Dividends paid
  ($.06 per share)...........          --           --             --        (831,576)       (831,576)
                               ----------   ----------   ------------   -------------   -------------
Balance, February 3, 1996....  13,872,647    6,936,324    115,213,017      61,888,069     184,037,410
                               ----------   ----------   ------------   -------------   -------------
Net loss for the year ended
  February 1, 1997...........          --           --             --    (111,427,903)   (111,427,903)
Shares issued in connection
  with the acquisition of
  Shoe Corporation of
  America....................       6,001        3,001        104,942              --         107,943
Exercise of stock options....      13,749        6,874         98,264              --         105,138
Dividends paid
  ($.06 per share)...........          --           --             --        (833,328)       (833,328)
                               ----------   ----------   ------------   -------------   -------------
Balance, February 1, 1997....  13,892,397   $6,946,199   $115,416,223   $ (50,373,162)  $  71,989,260
                               ==========   ==========   ============   =============   =============

          See accompanying notes to consolidated financial statements

                        J. BAKER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

                                                      1997              1996             1995
                                                  -------------     ------------     ------------
Cash flows from operating activities:
  Net earnings (loss)...........................  $(111,427,903)    $(38,602,114)    $ 23,616,171
  Adjustments to reconcile net earnings (loss)
     to net cash provided by operating
     activities:
     Depreciation and amortization:
       Fixed assets.............................     21,151,307       21,985,599       19,015,776
       Deferred charges, intangible assets and
          deferred financing costs..............      8,317,866       10,490,278        8,922,497
     Deferred income taxes......................    (47,610,000)     (20,153,000)       7,955,364
     Loss on disposals and revaluation of
       assets...................................     97,815,906       29,900,000               --
     Change in:
       Accounts receivable......................      2,002,092        3,088,464        8,466,255
       Merchandise inventories..................     52,566,128       36,583,661      (56,854,448)
       Prepaid expenses.........................     (1,758,077)      (3,030,223)      (1,449,914)
       Accounts payable.........................    (29,177,966)     (15,678,736)      12,529,534
       Accrued expenses.........................      5,340,437        9,561,924       (9,986,666)
       Income taxes payable/receivable..........      8,617,396       (7,709,089)       1,165,288
       Other liabilities........................      3,724,711       (4,045,342)      (7,267,692)
                                                  -------------     ------------     ------------
          Net cash provided by operating
            activities..........................      9,561,897       22,391,422        6,112,165
                                                  -------------     ------------     ------------
Cash flows from investing activities:
  Capital expenditures for:
     Property, plant and equipment..............    (16,420,644)     (28,062,433)     (44,513,548)
     Other assets...............................     (1,921,816)      (1,379,958)     (12,000,475)
  Payments received on note receivable..........      3,888,000        2,900,000               --
                                                  -------------     ------------     ------------
          Net cash used in investing
            activities..........................    (14,454,460)     (26,542,391)     (56,514,023)
                                                  -------------     ------------     ------------
Cash flows from financing activities:
  Repayment of senior debt......................     (8,700,000)      (1,500,000)      (2,636,300)
  Proceeds from other long term debt............             --        4,700,000       51,300,000
  Proceeds from mortgage payable................     15,500,000               --               --
  Payment of mortgage escrow....................       (605,215)              --               --
  Release of restricted cash....................             --               --        3,455,357
  Proceeds from issuance of common stock, net of
     retirements................................        213,081          154,195          444,405
  Payment of dividends..........................       (833,328)        (831,576)        (830,145)
                                                  -------------     ------------     ------------
          Net cash provided by financing
            activities..........................      5,574,538        2,522,619       51,733,317
                                                  -------------     ------------     ------------
Net increase (decrease) in cash and cash
  equivalents...................................        681,975       (1,628,350)       1,331,459
Cash and cash equivalents at beginning of
  year..........................................      3,287,141        4,915,491        3,584,032
                                                  -------------     ------------     ------------
Cash and cash equivalents at end of year........  $   3,969,116     $  3,287,141     $  4,915,491
                                                  =============     ============     ============

          See accompanying notes to consolidated financial statements

                        J. BAKER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     J. Baker, Inc. and subsidiaries (the "Company") is engaged in the retail sale of apparel and footwear. As of February 1, 1997, the Company's Casual Male Big & Tall, Work 'n Gear and Licensed Discount footwear businesses operated 1,443 locations in 47 states and the District of Columbia. The Company operates the 440 store chain of Casual Male Big & Tall men's stores which sell fashion, casual and dress clothing and footwear to the big and tall man and the 66 store chain of Work 'n Gear work clothing stores which sell a wide selection of workwear as well as health care apparel and uniforms for industry and service businesses, and sells footwear through 937 self-service licensed shoe departments in mass merchandising department stores. In all of these operations, the Company emphasizes the sale of quality products at comparatively low prices. See Note 2 for information regarding the divestitures of the Company's Shoe Corporation of America (SCOA) and Parade of Shoes divisions and the liquidation of the Company's Fayva shoe division.

  Basis of Presentation and Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

  Fiscal Year

     The Company follows a 52-53 week fiscal year ending on the Saturday nearest January 31. The fiscal year ended February 3, 1996 contained 53 weeks.

  Fair Value of Financial Instruments

     The carrying amount of cash, cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. The fair value of the Company's long-term instruments is estimated based on market values for similar instruments. At February 1, 1997, the difference between the carrying value of long-term instruments and their estimated fair value is not material.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost which approximates market.

  Merchandise Inventories

     Merchandise inventories, which consist entirely of finished goods, are valued at the lower of cost or market, principally by the retail inventory method.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Depreciation and Amortization of Property, Plant and Equipment

     Depreciation and amortization of the Company's property, plant and equipment are provided on the straight-line method over the following periods:

        Furniture and fixtures.............................................    7 years
        Machinery and equipment............................................    7 years
        Leasehold improvements.............................................   10 years
        Building, building improvements and land improvements..............   40 years

     Maintenance and repairs are charged to expense as incurred. Major renewals or replacements are capitalized. When properties are retired or otherwise disposed of, the asset and related reserve account are relieved and the resulting gain or loss, if any, is credited or charged to earnings.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on February 4, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity. See Note 2 regarding asset write-offs as a result of the Company's decision to downsize its footwear operations.

  Earnings Per Common Share

     Earnings per common share of the Company is based on the weighted average number of shares of common stock outstanding during the applicable period. Primary earnings per share is based on the weighted average number of shares of common stock outstanding during such period. Stock options and warrants are excluded from the calculation since they have less than a 3% dilutive effect.

     Fully diluted earnings per share is based on the weighted average number of shares of common stock outstanding during the applicable period. Included in this calculation is the dilutive effect of stock options and warrants. Included in this calculation for the period ended January 28, 1995 is the dilutive effect of common stock issuable under the 7% convertible subordinated notes due 2002. The common stock issuable under the 7% convertible subordinated notes was not included in the calculation for the periods ended February 1, 1997 and February 3, 1996 because its effect would be antidilutive.

  Revenue Recognition

     The Company recognizes revenue at the time of sale in its retail stores and licensed departments.

  Store Opening and Closing Costs

     Direct incremental store opening costs are amortized to expense over a twelve month period. All costs related to store closings are expensed at the time of closing.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Lease Acquisition Costs

     Costs incurred in connection with the acquisition of license agreements were classified as deferred lease acquisition costs and were being amortized over the terms of the respective leases, which ranged from three to twenty years.

  Stock Options

     Prior to February 4, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On February 4, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide proforma net income and proforma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the proforma disclosure provisions of SFAS No. 123.

  Income Taxes

     Deferred taxes are provided for using the asset and liability method for temporary differences between financial and tax reporting.

(2) RESTRUCTURING AND OTHER NON-RECURRING CHARGES

     During the fourth quarter of fiscal 1997, the Company restructured its footwear operations in order to focus its efforts on the management, development and growth of its Casual Male Big & Tall and Work 'n Gear apparel businesses. In connection with the restructuring, in March, 1997 the Company completed the sales of its Shoe Corporation of America ("SCOA") and Parade of Shoes divisions, and has begun to downsize its Licensed Discount footwear division. As part of the restructuring, the Company made a determination that it would reduce its investment in its Licensed Discount footwear business. The Company currently intends to concentrate the Licensed Discount division's efforts on its major licensors while exploring future strategic options for this business. The Company recorded a pre-tax charge of $166.6 million ($117.1 million, or $8.42 per share, on an after-tax basis) related to the sales of the SCOA and Parade of Shoes divisions, the write-down to realizable value of certain assets related to its Licensed Discount shoe division, and severance and consolidation costs related to the downsizing of the Company's administrative areas and facilities. Of the pre-tax charge, $122.3 million is included as a separate component of results of operations in the Company's Consolidated Statement of Earnings for the year ended February 1, 1997. The Company has also recorded a charge to cost of sales of $37.3 million related to a reduction in the Licensed Discount division's inventory to net realizable value. The remaining components of the charge include an increase in the allowance for doubtful accounts for the Licensed Discount division's accounts receivable, and losses incurred from actions taken in order to maximize the cash proceeds received for the assets sold in the Parade of Shoes and SCOA divisions subsequent to the Company's decision to dispose of each. In connection with the above events, the Company reduced its work force during the first quarter of fiscal 1998 by approximately 3,481 employees of whom approximately 1,693 were full-time and 1,788 were part-time.

     Asset write-offs included in the restructuring and other non-recurring charges totaled $99.6 million, while the balance of the charge will require cash outlays, primarily in fiscal 1998. See Note 5 for information regarding the write-off of certain assets of the Company's footwear operations.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The significant components of the restructuring and other non-recurring charges and the reserves remaining as of February 1, 1997 were as follows:

                                                               CHARGES       REMAINING
                                                               RECORDED      RESERVES
                                                             ------------   -----------
        Loss on sales of divisions.........................  $ 63,737,000   $ 2,777,000
        Asset write-offs and obligations related to the
          reduction of the Company's investment in its
          Licensed Discount shoe division..................    36,739,000     2,800,000
        Severance and employee benefit costs...............     9,300,000     8,600,000
        Lease obligations and asset write-offs for excess
          corporate facilities.............................     9,733,000     4,800,000
        Other..............................................     2,800,000     2,550,000
                                                             ------------   -----------
                                                             $122,309,000   $21,527,000
                                                             ============   ===========

  Sale of Shoe Corporation of America Division

     On March 5, 1997, the Company announced it had sold its SCOA division to an entity formed by CHB Capital Partners of Denver Colorado, along with Dennis B. Tishkoff, President of SCOA, and certain members of SCOA management. The transaction involved the transfer to the buyer of the division's inventory, fixed assets, intellectual property and license agreements for the various department and specialty store chains serviced by SCOA as well as the assumption by the buyer of certain liabilities of the SCOA division. In connection with the sale of SCOA, the Company paid a total of $3.0 million to former stockholders of SCOA in order to satisfy a contractual contingent payment obligation, based on earnings, owed to such former SCOA stockholders. Net cash proceeds received from the sale, reduced by the amount of the contingent payment, by a $1.4 million two-year escrow account balance, and by transaction expenses of $1.3 million, totaled approximately $40.0 million. The Company also remains as guarantor on certain of SCOA's license agreements for periods not to exceed two years.

  Sale of Parade of Shoes Division

     On March 10, 1997, the Company completed the sale of its Parade of Shoes division to Payless ShoeSource, Inc. ("Payless") of Topeka, Kansas. The transaction involved the transfer to Payless of the division's inventory, fixed assets, intellectual property and leases on the 186 Parade of Shoes stores. Net cash proceeds from the sale, reduced by a $2.7 million two-year escrow account balance and the retained accounts payable of the division, were approximately $20.0 million. The Company remains contingently liable under certain of the Parade of Shoes store leases assigned to Payless.

  Revaluation and Downsizing of Licensed Discount Shoe Division

     As part of the restructuring of its footwear business, the Company made a determination that it would reduce its investment in its Licensed Discount footwear business. The Company currently intends to concentrate the Licensed Discount division's efforts on its major licensors while exploring future strategic options for this business. As a result, the Company undertook an evaluation of the value of the assets in the Licensed Discount business, and wrote off certain assets which did not benefit future operations and wrote down other assets to expected realizable value. Included in the restructuring and other non-recurring charges for the year ended February 1, 1997, are write-offs of intangible assets of $33.9 million, which the Company deems to have no future value, and $2.8 million in accrued costs relating to the repositioning and downsizing of the Licensed Discount business. In addition, the Company has recorded a charge of $37.3 million to cost of sales, representing the write-down of the Licensed Discount division's inventory to net realizable value and a charge of $2.2 million to selling, administrative and general expenses, representing an increase to the

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's allowance for doubtful accounts related to amounts expected to be realized from the settlement of Chapter 11 claims with various licensors.

  Disposal of Fayva Division

     In the year ended February 3, 1996, the Company recorded restructuring charges of $69.3 million (which had an after-tax effect of $41.6 million or $3.00 per share) as a result of the liquidation of the Company's Fayva footwear division. Restructuring charges included actual costs for employee severance and other benefits of $3.5 million (a total of 2,545 full and part-time employees were terminated), fixed asset write-offs of $18.5 million and a loss on the disposal of inventory of $20.5 million. Also included in restructuring charges is a charge of $26.8 million for costs related to the disposition of the Fayva store leases. Accrued at February 1, 1997 are lease termination costs of $2.0 million which are expected to be paid by the end of fiscal 1998.

(3) BANKRUPTCY FILINGS OF LICENSORS

     On June 23, 1995, Bradlees Stores, Inc. ("Bradlees"), a licensor of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of the bankruptcy filing, the Company had outstanding accounts receivable of approximately $1.8 million due from Bradlees. Under bankruptcy law, Bradlees has the option of continuing (assuming) the existing license agreement with the Company or terminating (rejecting) that agreement. If the license agreement is assumed, Bradlees must cure all defaults under the agreement and the Company will collect in full the outstanding past due receivable. The Company has no assurance that the agreement will be assumed or that Bradlees will continue in business. Although the Company believes that the rejection of the license agreement or the cessation of Bradlees' business is not probable, in the event that the agreement is rejected or Bradlees does not continue in business, the Company believes it will have a substantial claim for damages. If such a claim is necessary, the amount realized by the Company, relative to the carrying values of Bradlees-related assets, will be based on the relevant facts and circumstances. The Company does not expect this filing under the Bankruptcy Code to have a material adverse effect on future earnings. The Company's sales in the Bradlees chain for the fiscal year ended February 1, 1997 were $57.7 million.

     On October 18, 1995, Jamesway Corporation ("Jamesway"), then a licensor of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. Jamesway liquidated its inventory, fixed assets and real estate and ceased operation of its business in all of its 90 stores. The Company participated in Jamesway's going out of business sales and liquidated substantially all of its footwear inventory in the 90 Jamesway stores during the going out of business sales. At the time of the bankruptcy filing, the Company had outstanding accounts receivable of approximately $1.4 million due from Jamesway. Because Jamesway ceased operation of its business, the Company's license agreement was rejected. The Company has negotiated a settlement of the amount of its claim with Jamesway which has been approved by the Bankruptcy Court. It is anticipated that, if approved, a partial distribution of the amount owed to the Company under the settlement will be made during the second half of fiscal 1998.

     On April 26, 1990, Ames Department Stores, Inc., and related entities ("Ames"), a significant licensor of the Company (see Notes 5 and 12), filed for protection under Chapter 11 of the United States Bankruptcy Code. On December 18, 1992, the Company and Ames executed Amendment No. 2 to the Ames license agreement and the Company and Ames executed a certain Stipulation which was filed with the United States Bankruptcy Court for the Southern District of New York and approved on January 6, 1993, the consummation date of Ames' Plan of Reorganization. The Stipulation provided that the license agreement between Ames and the Company shall be modified and amended and the license agreement assumed by Ames. Further, pursuant to the Stipulation, the Company settled its $13.7 million pre-petition claim with Ames and, in return, the Company received $5 million in cash and a promissory note issued by Ames in the amount of $8.7 million bearing interest at the rate of 6.0% per annum and having a final maturity on December 1, 1997. At

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

February 1, 1997, the outstanding balance of the Ames promissory note is $2.9 million. The Stipulation further provided for a mortgage lien on and security interest in the real property and buildings in Rocky Hill, Connecticut comprising the executive offices of Ames, which mortgage lien and security interest shall be used as security in repayment for the promissory note, and which shall be senior to all other liens and security interests except those granted in favor of certain banks under a credit agreement with such banks.

(4) ACCOUNTS RECEIVABLE

     Trade accounts receivable are principally comprised of amounts due from landlords of the Company's licensed shoe departments. The Company performs regular credit evaluations of its licensors, and generally does not require collateral from its licensors.

     The following is a summary of the activity affecting the allowance for doubtful accounts receivable for the years ended February 1, 1997, February 3, 1996 and January 28, 1995:

                                                       1997         1996         1995
                                                    ----------   ----------   ----------
        Balance, beginning of year................  $3,217,429   $1,972,723   $  521,922
        Additions charged to expense..............   2,200,000    1,413,580    1,450,801
        Write-offs, net of recoveries.............    (130,812)    (169,054)          --
                                                    ----------   ----------   ----------
        Balance, end of year......................  $5,286,617   $3,217,249   $1,972,723
                                                    ==========   ==========   ==========

(5) OTHER ASSETS

     Other assets, net of accumulated amortization, at February 1, 1997 and February 3, 1996 were comprised of:

                                                                1997           1996
                                                             ----------     -----------
        Systems development costs, net of accumulated
          amortization of $4,529,842 and $9,566,062........  $4,529,811     $14,165,479
        Deferred lease acquisition costs, net of
          accumulated amortization of $18,628,527 at
          February 3, 1996.................................          --      29,799,508
        Excess of costs over net assets acquired, net of
          accumulated amortization of $1,828,479 at
          February 3, 1996.................................          --      10,131,228
        Notes Receivable, net of current portion of
          $2,900,000 at February 1, 1997 and February 3,
          1996.............................................          --       3,888,000
        Other intangible assets and deferred charges, net
          of accumulated amortization of $1,157,036 and
          $2,556,558.......................................   1,814,746       2,372,428
        Cash surrender value of officers' life insurance,
          net..............................................      47,279         539,306
        Deposits...........................................     917,575         402,931
                                                             ----------     -----------
                                                             $7,309,411     $61,298,880
                                                             ==========     ===========

     As of February 1, 1997, the Company wrote off certain assets, primarily systems development costs and excess of costs over net assets acquired, in connection with the sales of the SCOA and Parade of Shoes divisions. In conjunction with the restructuring of the Company's footwear operations, the Company undertook an evaluation of the value of the assets in the Licensed Discount footwear business. As a result, as of February 1, 1997, the Company wrote off certain assets which did not benefit future operations and wrote down other assets to expected realizable value, including deferred lease acquisition costs, systems development costs and excess of costs over net assets acquired.

     Remaining systems development costs are being amortized on a straight line basis over eight years. Deferred lease acquisition costs consisted primarily of payments made in connection with the acquisition of

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

license agreements and were being amortized over the terms of the respective license agreements. The excess of costs over net assets acquired was the result of the acquisitions of various businesses and was being amortized over periods of fifteen to twenty years. Notes receivable consist of a 6.0% note from Ames maturing on December 1, 1997 (see Note 3) and a $988,000 (at February 3, 1996) 10.25% note from Hills Department Store Company. Other intangible assets and deferred charges consist primarily of costs incurred for the issuance of debt and are being amortized over periods of three to ten years.

(6) DEBT

  Long-Term Debt

     Long-term debt at February 1, 1997 and February 3, 1996 was comprised of:

                                                              1997             1996
                                                          ------------     ------------
        Credit facility (weighted average interest rate
          of 8.2% in fiscal 1997 and 7.9% in fiscal
          1996).........................................  $125,800,000     $133,000,000
        Mortgage note, net of current portion interest
          rate of 9.0%).................................    14,987,673               --
                                                          ------------     ------------
                                                          $140,787,673     $133,000,000
                                                          ============     ============

     The Company currently has a revolving credit facility on an unsecured basis with Fleet National Bank, The First National Bank of Boston, The Yasuda Trust and Banking Company, Ltd., Bank Hapoalim B.M., National City Bank of Columbus, Standard Chartered Bank and Citizens Bank of Massachusetts (the "Banks"). The aggregate commitment amount under this revolving credit facility was reduced from $205 million to $145 million upon receipt of the proceeds of the sales of the Company's SCOA and Parade of Shoes divisions. Borrowings under the revolving credit facility can, at the discretion of the Company, be in the form of any combination of loans, bankers' acceptances and letters of credit. Loans under the revolving credit facility bear interest, at the Company's discretion, at Fleet National Bank of Massachusetts' corporate base rate or at the London Interbank Offered Rate (LIBOR) plus a margin. The margin amount, as well as a commitment fee, is determined based on a financial ratio as defined in the revolving credit facility.

     This facility expires on May 30, 1998. At February 1, 1997, the Company had $49.8 million available for borrowing under this facility.

     On December 30, 1996, JBAK Canton Realty, Inc. ("Realty"), a subsidiary of JBAK Holding, Inc. ("Holding") and an indirect, wholly-owned subsidiary of the Company, obtained a $15.5 million mortgage loan from The Chase Manhattan Bank secured by the real estate, buildings and other improvements owned by Realty located at 555 Turnpike Street, Canton, Massachusetts. Realty leases the property to JBI, Inc. ("JBI"), a wholly-owned subsidiary of the Company. The property is used as the Company's corporate headquarters. Neither Holding nor Realty has agreed to pay or make its assets available to pay creditors of the Company or JBI. Neither the Company nor JBI have agreed to make their assets available to pay creditors of Holding or Realty. Proceeds of the mortgage loan were used to pay down loans under the Company's revolving credit facility.

  Senior Subordinated Debt

     In June 1989, the Company issued $35 million of senior subordinated notes with detachable warrants which enable the holders to purchase 600,000 shares of the Company's common stock at a price of $20 per share, subject to adjustments. At February 1, 1997, the detachable warrants enable holders to purchase approximately 640,000 shares at $18.80 per share. Subject to certain conditions, the Company may repurchase all, but not less than all, of the outstanding warrants for 150% of the then per share warrant exercise price. The

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

senior subordinated notes of $4,451,411 at February 1, 1997 ($5,912,711 at February 3, 1996) are presented net of $48,589 ($87,289 at February 3, 1996), which reflects the unaccreted portion of the $1,710,000 value originally assigned to the detachable warrants. The value of the warrants was recorded as additional paid-in capital and is being accreted using the effective interest method.

     The senior subordinated debt was reduced by $27.5 million in June, 1992 with proceeds from the $70 million 7% convertible subordinated notes referred to below. The senior subordinated notes are due in installments of $1.5 million per year beginning in May, 1995 with a final payment in May, 1999. Interest, currently at 11.21%, is payable quarterly.

  Convertible Subordinated Debt

     Convertible subordinated debt at February 1, 1997 and February 3, 1996 was comprised of:

                                                               1997            1996
                                                            -----------     -----------
        7% convertible subordinated notes.................  $70,000,000     $70,000,000
        Convertible debentures............................      353,000         353,000
                                                            -----------     -----------
                                                            $70,353,000     $70,353,000
                                                            ===========     ===========

     In June 1992, the Company issued $70 million of 7% convertible subordinated notes due 2002. The notes are convertible into common stock at a conversion price of $16.125 per share, subject to adjustment in certain events. The Company used the net proceeds to repay all of the $20 million outstanding principal amount of its senior term notes, $27.5 million principal amount of its senior subordinated notes, and a portion of outstanding bank indebtedness under its unsecured revolving credit facility.

     Prior to the Company's acquisition of Morse Shoe, Inc. ("Morse"), 94% of the Morse convertible debentures converted into Morse common stock. Since the acquisition of Morse on January 30, 1993, holders of $2.7 million of additional Morse convertible debentures converted their debt into 49,820 shares of J. Baker common stock. The remaining balance of $353,000 convertible debentures accrued no interest until January 15, 1997, at which time the rate became 8%, and no principal will be payable until January 15, 2002. The debt is subject, under certain circumstances, to mandatory conversion. Approximately 6,500 shares of J. Baker common stock are reserved for any future conversions of the remaining Morse convertible debentures.

     The Company's revolving credit facility and senior subordinated notes contain various covenants and restrictive provisions, including restrictions on the incurrence of additional indebtedness and liens, the payment of dividends and the maintenance of specified financial ratios, minimum levels of working capital and other financial criteria. At February 1, 1997, the Company was in compliance with such covenants.

     The Company is restricted, under various debt agreements, from paying cash dividends unless tangible net worth exceeds certain required levels. As defined by the most restrictive of those agreements, minimum tangible net worth, as so defined, was $199 million at February 1, 1997. At February 1, 1997, the Company's tangible net worth, as so defined, was approximately $258 million.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Scheduled principal repayments of long-term debt, senior subordinated notes and convertible subordinated debt for the next five fiscal years and thereafter are as follows:

                                  FISCAL YEAR
                                ENDING JANUARY
            -------------------------------------------------------
            1998...................................................  $  2,012,327
            1999...................................................   127,860,387
            2000...................................................     2,112,955
            2001...................................................       670,455
            2002...................................................       733,348
            Thereafter.............................................  $ 82,763,528

(7) TAXES ON EARNINGS

     Income tax expense (benefit) attributable to income (loss) from continuing operations consists of:

                                              CURRENT         DEFERRED          TOTAL
                                            -----------     ------------     ------------
        Year ended February 1, 1997:
          Federal.........................  $        --     $(32,688,000)    $(32,688,000)
          State and city..................    1,764,000      (14,922,000)     (13,158,000)
                                            -----------     ------------     ------------
                                            $ 1,764,000     $(47,610,000)    $(45,846,000)
                                            ===========     ============     ============
        Year ended February 3, 1996:
          Federal.........................  $(7,311,000)    $(13,271,000)    $(20,582,000)
          State and city..................    1,641,000       (6,882,000)      (5,241,000)
                                            -----------     ------------     ------------
                                            $(5,670,000)    $(20,153,000)    $(25,823,000)
                                            ===========     ============     ============
        Year ended January 28, 1995:
          Federal.........................  $ 4,132,000     $  5,308,000     $  9,440,000
          State and city..................    2,100,000        1,743,000        3,843,000
                                            -----------     ------------     ------------
                                            $ 6,232,000     $  7,051,000     $ 13,283,000
                                            ===========     ============     ============

     The following is a reconciliation between the statutory federal income tax rate and the Company's effective rate for the years ended February 1, 1997, February 3, 1996 and January 28, 1995:

                                                              1997      1996      1995
                                                              -----     -----     -----
        Statutory federal income tax rate...................  (35.0)%   (35.0)%    35.0%
        State income taxes, net of federal income tax
          benefit...........................................   (5.4)%    (5.3)%     6.8%
        Jobs tax credits....................................     --      (0.6)%    (1.6)%
        Change in beginning of year balance in the valuation
          allowance for deferred tax assets.................    7.4%       --      (2.6)%
        Other...............................................    3.8%      0.8%     (1.6)%
                                                              ------    ------
                                                              (29.2)%   (40.1)%    36.0%
                                                              ======    ======

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 1, 1997 and February 3, 1996 are presented below:

                                                              1997             1996
                                                          ------------     ------------
        Deferred tax assets:
          Accounts receivable...........................  $    550,000     $    550,000
          Inventory.....................................    32,692,000        1,500,000
          Intangible assets.............................    11,506,000          (71,000)
          Other assets..................................     1,227,000          516,000
          Nondeductible accruals and reserves...........    12,476,000        9,154,000
          Operating loss and credit carryforwards.......    46,759,000       42,443,000
                                                          -------------    ------------
             Total gross deferred tax assets............   105,210,000       54,092,000
             Less valuation allowance...................   (26,636,000)     (14,969,000)
                                                          -------------    ------------
             Net deferred tax assets....................    78,574,000       39,123,000
                                                          -------------    ------------
        Deferred tax liabilities:
          Property, plant and equipment.................    (5,811,000)     (13,970,000)
          Intangible assets.............................    (6,426,000)      (6,426,000)
          Other liabilities.............................    (2,590,000)      (2,590,000)
                                                          -------------    ------------
             Total gross deferred tax liabilities.......   (14,827,000)     (22,986,000)
                                                          -------------    ------------
             Net deferred tax asset.....................  $ 63,747,000     $ 16,137,000
                                                          =============    ============

     At February 1, 1997 and February 3, 1996, the net deferred tax asset consisted of the following:

                                                             1997              1996
                                                         -------------     ------------
        Deferred tax asset -- current..................  $  37,548,000     $  9,198,000
        Deferred tax asset -- noncurrent...............     26,199,000        6,939,000
                                                         -------------     ------------
                                                         $  63,747,000     $ 16,137,000
                                                         =============     ============

     The valuation allowance for deferred tax assets as of February 3, 1996 was $14,969,000. The increase in valuation reserve of $11,667,000 is attributable to an increase in temporary differences for which a reserve is required.

     At February 1, 1997, the Company has net operating loss carryforwards ("NOLS") and general business credit carryforwards for federal income tax purposes of approximately $97.0 million and $1.3 million, respectively, which expire in years ended January, 2002 through January, 2012. Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), requires that the tax benefit of such NOLS be recorded as an asset to the extent that the Company assesses the utilization of such NOLS to be "more likely than not". The NOLS available for future utilization were generated principally by restructuring and other non-recurring charges which are not expected to continue. The Company has determined, based upon the history of prior operating earnings in its ongoing businesses and its expectations for the future, that operating income of the Company will more likely than not be sufficient to utilize fully the $97.0 million of NOLS prior to their expiration in the year 2012.

     The Company has minimum tax credit carryforwards of approximately $4.0 million available to reduce future regular federal income taxes, if any, over an indefinite period.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(8) PENSION AND PROFIT SHARING PLANS

     The Company has a noncontributory pension plan (the "Pension Plan") which covers substantially all nonunion employees and is administered by Trustees who are officers of the Company.

     The following table sets forth the Pension Plan's funded status at February 1, 1997 and February 3, 1996:

                                                                  1997             1996
                                                              ------------     ------------
    Actuarial present value of benefit obligations:
      Vested................................................  $ 12,696,000     $ 11,420,000
      Non-vested............................................     1,170,000        1,053,000
                                                              ------------     ------------
              Total accumulated benefit obligations.........  $ 13,866,000     $ 12,473,000
                                                              ============     ============
    Plan assets at fair value...............................  $ 15,737,000     $ 12,137,000
    Actuarial present value of projected benefit
      obligations...........................................   (18,832,000)     (17,100,000)
                                                              ------------     ------------
    Deficiency of plan assets over projected benefit
      obligations...........................................    (3,095,000)      (4,963,000)
    Unrecognized prior service benefit......................      (449,000)        (494,000)
    Unrecognized net transitional liability.................       979,000        1,100,000
    Unrecognized net actuarial loss.........................       520,000        2,612,000
                                                              ------------     ------------
    Accrued pension cost....................................  $ (2,045,000)    $ (1,745,000)
                                                              ============     ============

     In December 1993, the Board of Directors of the Company established a Supplemental Retirement plan (the "Supplemental Plan") to provide benefits attributable to compensation in excess of $150,000, but less than $254,064. The following table sets forth the Supplemental Plan's funded status at February 1, 1997 and February 3, 1996:

                                                                 1997              1996
                                                             -------------     ------------
    Actuarial present value of benefit obligation:
      Vested...............................................  $     251,000     $    203,000
      Non-vested...........................................        110,000           89,000
                                                                 ---------        ---------
              Total accumulated benefit obligations........  $     361,000     $    292,000
                                                                 =========        =========
    Plan assets at fair value..............................  $          --     $         --
    Actuarial present value of projected benefit
      obligations..........................................       (700,000)        (829,000)
                                                                 ---------        ---------
    Deficiency of plan assets over projected benefit
      obligations..........................................       (700,000)        (829,000)
    Unrecognized prior service cost........................        400,000          433,000
    Unrecognized net actuarial (gain) loss.................       (149,000)          80,000
                                                                 ---------        ---------
    Accrued pension cost...................................  $    (449,000)    $   (316,000)
                                                                 =========        =========

     Assumptions used to develop the plans' funded status were discount rate (7.5% in 1997, 7.25% in 1996) and increase in compensation levels (4.5%).

     Plan assets of both the Pension Plan and the Supplemental Plan consist primarily of common stock, U.S. government obligations, mutual funds and insurance contracts.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net pension cost for the years ended February 1, 1997, February 3, 1996 and January 28, 1995 included the following components:

                                                     1997            1996            1995
                                                  -----------     -----------     -----------
    Service cost -- benefits earned during the
      year......................................  $ 1,828,000     $ 1,260,000     $ 1,223,000
    Interest cost on projected benefit
      obligation................................    1,420,000       1,199,000       1,056,000
    Actual return on plan assets................   (2,657,000)     (1,528,000)        (66,000)
    Net amortization and deferral...............    1,734,000         655,000        (565,000)
                                                  -----------     -----------     -----------
         Net pension cost.......................  $ 2,325,000     $ 1,586,000     $ 1,648,000
                                                  ===========     ===========     ===========

     Assumptions used to develop the net periodic pension cost for fiscal 1997 were discount rate (7.25%), expected long-term return on assets (9.0%) and increase in compensation levels (4.5%).

     In January 1992, the Company implemented a qualified 401(k) profit sharing plan available to full-time employees who meet the plan's eligibility requirements. Under the 401(k) plan, the Company matches 25% (50% for the year ended January 28, 1995) of the qualified employee's contribution up to 3% of the employee's salary. The total cost of the matching contribution was $379,000, $441,000 and $915,000 for the years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

     The Company has established incentive bonus plans for certain executives and employees. The bonus calculations are based on the achievement of certain profit levels, as defined in the plans. For the years ended February 1, 1997, February 3, 1996 and January 28, 1995, $145,500, $50,000 and $940,000,
respectively, was provided for bonuses under the plans.

     The Company does not provide post-retirement benefits other than pensions as defined under SFAS No. 106.

(9) STOCK OPTIONS AND PERFORMANCE SHARE AWARDS

     The Company has options outstanding under the Amended and Restated 1985 Stock Option Plan, the 1992 Directors' Stock Option Plan and the 1994 Equity Incentive Plan (the "Stock Option Plans"). In addition, the Company has granted options which are not part of any Stock Option Plan.

     The Amended and Restated 1985 Stock Option Plan provided for the issuance of incentive and non-qualified stock options to key employees at an option price of not less than 100% of the fair market value of a share on the date of grant of the option. Under this plan, there are no shares of common stock available for grant at February 1, 1997 as no options could be granted thereunder after June, 1995.

     In fiscal 1995, the Company established the 1994 Equity Incentive Plan, which provides for the issuance of one million shares of common stock to officers and employees in the form of stock options (both incentive options and non-qualified options), grants of restricted stock, grants of performance shares and unrestricted grants of stock. At February 1, 1997, 26,500 shares of common stock are reserved for grants of performance shares, and 368,091 shares of common stock remain available for all other types of grants.

     Options granted under the Amended and Restated 1985 Stock Option Plan and the 1994 Equity Incentive Plan become exercisable either ratably over four or more years or upon grant, at the discretion of the Board of Directors, and expire ten years from the date of grant.

     The 1992 Directors' Stock Option Plan provides for the automatic grant of an option to purchase 2,500 shares of the Company's common stock upon a director's initial election to the Board of Directors and, in addition, at the close of business on the fifth business day following the Company's annual meeting of stockholders. Options under the Directors' Plan are granted at a price equal to the closing price of the Company's common stock on the date of grant. They are exercisable in full as of the date of grant and expire

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ten years from the date of grant. Under this plan, there are 15,000 shares of common stock available for grant at February 1, 1997.

     The Company applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for stock options in the Company's results of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, net loss and net loss per common share would have been increased by $940,000 and $0.07 in fiscal 1997 and $300,000 and $0.02 in fiscal 1996, respectively. There is no effect on fully diluted earnings per share.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options pricing model, with the following weighted average assumptions used for grants in fiscal 1997 and fiscal 1996.

                                                                    1997          1996
                                                                 ----------    ----------
        Risk-free interest rate................................     5.9%          6.2%
        Expected option lives..................................  6.8 years     7.1 years
        Expected volatility....................................    59.0%         59.2%
        Expected dividend yield................................     0.8%          0.5%

     The effect of applying SFAS No. 123 is not representative of the proforma effect on net earnings in future years because it does not take into consideration proforma compensation expense related to grants made prior to fiscal 1996.

     Data with respect to stock options for fiscal years 1997, 1996 and 1995 is as follows:

                                          1997                   1996                   1995
                                  --------------------   --------------------   --------------------
                                              WEIGHTED               WEIGHTED               WEIGHTED
                                              AVERAGE                AVERAGE                AVERAGE
                                              EXERCISE               EXERCISE               EXERCISE
                                   SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                  ---------   --------   ---------   --------   ---------   --------
    Outstanding at beginning of
      year......................  1,176,170    $15.30    1,091,395    $16.58      884,920    $15.42
    Granted.....................    731,262      8.70      338,000     12.88      336,025     19.21
    Exercised...................    (13,749)     7.65      (32,000)     4.82      (48,000)     9.26
    Cancelled...................   (821,253)    16.55     (221,225)    19.43      (81,550)    19.36
                                  ---------              ---------              ---------
    Options outstanding at end
      of year...................  1,072,430      9.58    1,176,170     15.30    1,091,395     16.58
                                  =========              =========              =========
    Options exercisable at end
      of year...................    516,027                589,102                453,945
    Weighted average fair-value
      of options granted during
      the year..................  $    4.94              $    8.08

     Effective as of February 5, 1996, the Board of Directors offered all employee participants in the Stock Option Plans the opportunity to reprice to $9.00 per share any currently outstanding stock options with exercise prices in excess of $9.00 per share. On February 5, 1996, the fair market value of the Company's common stock was $5.25 per share. Pursuant to the repricing program, any employee electing to reprice outstanding stock options was also required to accept a reduced number of options shares commensurate with the reduction in price to $9.00 from the price of the original grant. Each repriced option retained the vesting schedule associated with the original grant. Holders of original option grants totaling 646,376 shares elected to reprice such options at $9.00 per share resulting in a reduction of such options held to 342,962 shares, which is contained in the number of options granted in fiscal 1997.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth a summary of the stock options outstanding at February 1, 1997:

                                         OPTIONS OUTSTANDING
                          -------------------------------------------------
                                        WEIGHTED AVERAGE                           OPTIONS EXERCISABLE
                                           REMAINING                          ------------------------------
          RANGE OF          NUMBER          YEARS OF       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
       EXERCISE PRICE     OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    --------------------  -----------   ----------------   ----------------   -----------   ----------------
    $ 4.88-$ 8.63.......     347,920       7.3                  $ 7.35          135,320          $ 6.65
    $ 9.00-$ 9.88.......     583,985       7.3                  $ 9.15          270,782          $ 9.18
    $12.00-$16.63.......      72,000       6.9                  $13.41           55,575          $13.46
    $17.00-$22.38.......      68,525       6.8                  $20.53           54,350          $20.64
                           ---------                                            -------
    $ 4.88-$22.38.......   1,072,430       7.3                  $ 9.58          516,027          $10.18
                           =========                                            =======

     During fiscal 1997, the Company granted Performance Share Awards that entitle certain officers to shares of the Company's common stock in fiscal 1999 if the price of the common stock attains a "Target Price" (the average closing price of the Company's common stock for the fifteen consecutive trading days prior to April 30, 1998) between $10.00 and $14.00. If such Target Price is attained, the Company will grant between 61,750 and 123,500 shares of the Company's common stock, respectively, to the eligible officers.

(10) COMMITMENTS AND CONTINGENT LIABILITIES

  Leases

     The Company operates mainly from leased premises under license agreements generally requiring payment of annual rentals contingent upon sales. The Company leases its computers, vehicles and certain of its offices and warehouse facilities, in addition to its retail stores.

     The Company remains liable under certain leases and lease guaranties for premises previously leased by the Company for the operation of Parade of Shoes and Fayva shoe stores (the "Excess Property Leases"). The total liability under the Excess Property Leases is approximately $61.1 million as of February 1, 1997. The Company has reduced its actual liability by assigning or subleasing substantially all of the Excess Property Leases to unaffiliated third parties.

     At February 1, 1997, minimum rental commitments under operating leases are as follows:

                            FISCAL YEAR                      NET MINIMUM       MINIMUM
                          ENDING JANUARY                       RENTALS       SUB-RENTALS
        ---------------------------------------------------  -----------     -----------
                                                                   (IN THOUSANDS)
        1998...............................................   $  43,709        $   661
        1999...............................................      37,239            653
        2000...............................................      28,100            648
        2001...............................................      20,935            580
        2002...............................................      16,014            409
        Thereafter.........................................      36,504             --
                                                               --------         ------
                                                              $ 182,501        $ 2,951
                                                               ========         ======

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Rent expense for the years ended February 1, 1997, February 3, 1996 and January 28, 1995 was as follows:

                                                       1997         1996         1995
                                                     --------     --------     --------
                                                               (IN THOUSANDS)
        Minimum rentals............................  $ 49,167     $ 52,284     $ 53,189
        Contingent rentals.........................    83,084       93,289       90,275
                                                     --------     --------     --------
                                                      132,251      145,573      143,464
        Less sublease rentals......................       317          336          409
                                                     --------     --------     --------
          Net rentals..............................  $131,934     $145,237     $143,055
                                                     ========     ========     ========

  Other Commitments and Contingencies

     The Company has employment agreements with certain of its officers under which it is committed to pay an aggregate of approximately $1.1 million through April, 1998.

     During fiscal 1996, the Company's Board of Directors adopted executive severance agreements which create certain liabilities in the event of the termination of the covered executives within three years following either a change of control of the Company or the termination of certain key executives of the Company. The aggregate commitment amount under these executive severance agreements, should all thirteen covered employees be terminated, is approximately $2.2 million.

     At February 1, 1997 and February 3, 1996, the Company was contingently liable under letters of credit totaling $11.2 million and $18.8 million, respectively. These letters of credit, which have terms of one month to one year, are used primarily to collateralize the Company's obligations to third parties for the purchase of inventory. The fair value of these letters of credit is estimated to be the same as the contract values based on the nature of the fee arrangements with the issuing banks. No material loss is anticipated due to the non-performance by counterparties to these arrangements.

     On November 10, 1993, a federal jury in Minneapolis, MN returned a verdict assessing royalties of $1,550,000, and additional damages of $1,500,000, against the Company in a patent infringement suit brought by Susan Maxwell with respect to a device used to connect pairs of shoes. Certain post trial motions were filed by Susan Maxwell seeking treble damages, attorney's fees and injunctive relief, which motions were granted on March 10, 1995. Judgment was entered for Maxwell. The Company appealed the judgment. On June 11, 1996, the United States Court of Appeals for the Federal Circuit reversed the trial court's findings in part, affirmed the trial court's findings in part and vacated the award to Maxwell of treble damages, attorney's fees and injunctive relief. Maxwell subsequently requested a rehearing in banc of the matter which request was denied by order of the Court dated August 28, 1996. Maxwell petitioned the United States Supreme Court for a writ of certiorari to hear the case which petition was denied on March 17, 1997. The case has been remanded to the trial court for a redetermination of damages consistent with the opinion of the appellate court.

     A complaint was also filed by Susan Maxwell in November, 1992 against Morse Shoe, Inc. ("Morse"), a subsidiary of the Company, alleging infringement of the patent referred to above. The Morse trial was stayed pending the outcome of the
J. Baker appeal. In light of the decision of the Supreme Court and the remand to the trial court, it is not clear when a trial date will be set for the Morse case.

     Morse has filed a breach of contract lawsuit against a former wholesale customer. There can be no assurance of what amount, if any, the Company will realize as a result of this lawsuit.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(11) STOCKHOLDERS' EQUITY

     The Board of Directors of the Company is authorized by vote or votes, from time to time adopted, to provide for the issuance of Preferred Stock in one or more series and to fix and state the voting powers, designations, preferences and relative participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof.

     On December 15, 1994, the Board of Directors of the Company adopted a Shareholder Rights Agreement (the "Rights Agreement") designed to enhance the Company's ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (the "Right") for each outstanding share of common stock of the Company to shareholders of record as of the close of business on January 6, 1995. Each right entitles the holder to purchase from the Company a unit consisting of one ten thousandth (1/10,000) of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, at a cash exercise price of $70 per unit, subject to adjustment, upon the occurrence of certain events as are set forth in the Rights Agreement. These events include the earliest to occur of (i) the acquisition of 15% or more of the outstanding shares of common stock of the Company by any person or group, (ii) the commencement of a tender or exchange offer that would result upon its consummation in a person or a group becoming the beneficial owner of 15% or more of the outstanding common stock of the Company or (iii) the determination by the Board of Directors that any person is an "Adverse Person", as defined in the Rights Agreement. The Rights are not exercisable until or following the occurrence of one of the above events and will expire on December 14, 2004, unless previously redeemed or exchanged by the Company as provided in the Rights Agreement.

(12) PRINCIPAL LICENSOR

     Sales in licensed departments operated under the Ames license agreement accounted for 10.5%, 9.4% and 9.5% of the Company's net sales in the years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively. On a proforma basis, excluding sales generated by the Company's SCOA and Parade of Shoes divisions, sales in Ames accounted for 15.8% of the Company's sales for the year ended February 1, 1997.

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(13) SEGMENT INFORMATION

     The Company is a specialty retailer conducting business through retail stores in two business segments: apparel and footwear. Information about operations for each of these segments is summarized as follows:

                                                                           YEAR ENDED
                                                     ------------------------------------------------------
                                                     FEBRUARY 1, 1997   FEBRUARY 3, 1996   JANUARY 28, 1995
                                                     ----------------   ----------------   ----------------
                                                                           (53 WEEKS)
                                                                        ($ IN THOUSANDS)
Apparel
  Net sales........................................     $  293,775         $  263,322         $  224,759
  Operating profit.................................         24,123             24,814             26,974
  Identifiable assets..............................        113,117            104,923             89,111
  Depreciation and amortization....................          7,501              6,973              4,130
  Additions to property, equipment and leasehold
     improvements..................................          6,665             10,461             11,570
Footwear
  Net sales........................................     $  603,717         $  757,091         $  818,220
  Restructuring and other non-recurring charges....       (122,309)           (69,300)                --
  Operating profit (loss)..........................       (144,744)           (51,768)            44,993
  Identifiable assets..............................        231,812            377,530            456,552
  Depreciation and amortization....................         18,094             20,524             20,363
  Additions to property, equipment and leasehold
     improvements..................................          8,043             13,271             31,298
Consolidated
  Net sales........................................     $  897,492         $1,020,413         $1,042,979
  Restructuring and other non-recurring charges....       (122,309)           (69,300)                --
  Operating profit (loss) before general corporate
     expense.......................................       (120,621)           (26,954)            71,967
  General corporate expense........................        (23,851)           (27,014)           (25,968)
  Interest expense, net............................        (12,802)           (10,457)            (9,100)
Earnings (loss) before income taxes................     $ (157,274)        $  (64,425)        $   36,899
Identifiable assets................................     $  344,929         $  482,453         $  545,663
Corporate assets...................................         37,592             43,629             32,955
     Total assets..................................     $  382,521         $  526,082         $  578,618
Depreciation and amortization......................     $   29,430         $   32,428         $   27,883
Additions to property, equipment and leasehold
  improvements.....................................     $   16,421         $   28,062         $   44,514

                        J. BAKER, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(14) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                     FIRST        SECOND       THIRD        FOURTH
                                    QUARTER      QUARTER      QUARTER       QUARTER        TOTAL
                                    --------     --------     --------     ---------     ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended February 1, 1997
  Net sales.......................  $195,530     $231,805     $222,764     $ 247,393     $  897,492
  Gross profit....................    90,621      101,427       96,184        67,013        355,245
  Net earnings (loss).............  $    826     $  1,486     $  1,418     $(115,158)    $ (111,428)
                                    ========     ========     ========      ========     ==========
  Earnings (loss) per common
     share:
     Primary......................  $    .06     $    .11     $    .10     $   (8.29)    $    (8.02)
                                    ========     ========     ========      ========     ==========
     Fully diluted................  $    .06     $    .11     $    .10     $   (8.29)    $    (8.02)
                                    ========     ========     ========      ========     ==========
Year ended February 3, 1996
  Net sales.......................  $231,385     $272,520     $245,255     $ 271,253     $1,020,413
  Gross profit....................   103,532      120,202      104,600       112,012        440,346
  Net earnings (loss).............  $    638     $  1,397     $(41,328)    $     691     $  (38,602)
                                    ========     ========     ========      ========     ==========
  Earnings (loss) per common
     share:
     Primary......................  $    .05     $    .10     $  (2.98)    $     .05     $    (2.79)
                                    ========     ========     ========      ========     ==========

     Fully diluted................  $    .05     $    .10     $  (2.98)    $     .05     $    (2.79)
                                    ========     ========     ========      ========     ==========

(15) ADVERTISING COSTS

     Advertising costs are charged to expense as incurred. The Company incurred advertising costs of $14.8 million, $20.5 million and $20.1 million in the years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

(16) SUPPLEMENTAL SCHEDULES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      1997            1996            1995
                                                   -----------     -----------     ----------
    Cash paid for interest.......................  $12,670,073     $11,069,341     $8,765,653
    Cash paid for income taxes...................  $ 1,168,901     $ 2,039,089     $4,162,348
    Income taxes refunded........................  $(8,315,483)             --             --
                                                   ===========     ===========     ==========
    Non-cash investing activities:
    Notes receivable (see Notes 3 and 5).........  $    23,000     $    47,000     $   95,000
                                                   ===========     ===========     ==========

(17) SUBSEQUENT EVENT

     Subsequent to February 1, 1997, the Company began to undertake an offering ("Offering") of $100 million of Senior Subordinated Notes due 2007. Under the terms of the Offering, repayment of the obligations of the Company will be unconditionally guaranteed, on a joint and several basis, by all of the Company's subsidiaries, except for one wholly-owned subsidiary, JBAK Holding, Inc., and its wholly-owned subsidiary, JBAK Canton Realty, Inc. which owns the Company's corporate headquarters. As of and for the period ended February 1, 1997, JBAK Holding, Inc., had net assets and earnings which consisted solely of its investment in and earnings of JBAK Canton Realty, Inc. At February 1, 1997, JBAK Canton Realty, Inc. had assets of $19,181,000 consisting primarily of its ownership of property and equipment and had liabilities of $15,701,000 consisting primarily of a mortgage note secured by the related assets. Since December 30, 1996, the inception date of the mortgage note (see note 6), JBAK Canton Realty, Inc. received rental income of $408,000 from the lease of the corporate headquarters for use by the Company, and incurred costs of $189,000 for debt service on the mortgage note and other operating costs associated with the corporate headquarters facility.

                        J. BAKER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                AUGUST 2, 1997 (UNAUDITED) AND FEBRUARY 1, 1997

                                                                   AUGUST 2,       FEBRUARY 1,
                                                                      1997             1997
                                                                  ------------     ------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.....................................  $  1,711,896     $  3,969,116
  Accounts receivable:
     Trade, net.................................................    14,459,203       14,771,734
     Other......................................................     1,532,264        1,737,786
                                                                  ------------     ------------
                                                                    15,991,467       16,509,520
                                                                  ------------     ------------
  Merchandise inventories.......................................   164,268,910      146,045,496
  Prepaid expenses..............................................     9,649,621        6,031,033
  Deferred income taxes.........................................    36,159,000       37,548,000
  Assets held for sale..........................................            --       62,255,582
                                                                  ------------     ------------
          Total current assets..................................   227,780,894      272,358,747
                                                                  ------------     ------------
Property, plant and equipment, at cost:
  Land and buildings............................................    19,340,925       19,340,925
  Furniture, fixtures and equipment.............................    77,245,839       74,244,548
  Leasehold improvements........................................    24,280,284       23,100,973
                                                                  ------------     ------------
                                                                   120,867,048      116,686,446
  Less accumulated depreciation and amortization................    45,734,247       40,032,801
                                                                  ------------     ------------
          Net property, plant and equipment.....................    75,132,801       76,653,645
                                                                  ------------     ------------
Deferred income taxes...........................................    26,199,000       26,199,000
Other assets, at cost, less accumulated amortization............    12,367,151        7,309,411
                                                                  ------------     ------------
                                                                  $341,479,846     $382,520,803
                                                                  ============     ============
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.............................  $  2,035,817     $  2,012,327
  Accounts payable..............................................    48,720,653       57,006,085
  Accrued expenses..............................................    11,365,859       29,837,310
  Income taxes payable..........................................     1,198,881        1,380,664
                                                                  ------------     ------------
          Total current liabilities.............................    63,321,210       90,236,386
                                                                  ------------     ------------
Other liabilities...............................................     3,180,149        6,203,073
Long-term debt, net of current portion..........................   129,225,814      140,787,673
Senior subordinated debt........................................     1,470,761        2,951,411
Convertible subordinated debt...................................    70,353,000       70,353,000
Stockholders' equity............................................    73,928,912       71,989,260
                                                                  ------------     ------------
                                                                  $341,479,846     $382,520,803
                                                                  ============     ============

          See accompanying notes to consolidated financial statements.

                        J. BAKER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
            FOR THE QUARTERS ENDED AUGUST 2, 1997 AND AUGUST 3, 1996
                                  (UNAUDITED)

                                                                     QUARTER            QUARTER
                                                                      ENDED              ENDED
                                                                  AUGUST 2, 1997     AUGUST 3, 1996
                                                                  --------------     --------------
Sales...........................................................   $ 143,929,357      $ 231,805,391
Cost of sales...................................................      80,139,384        130,378,579
                                                                    ------------       ------------
     Gross profit...............................................      63,789,973        101,426,812
Selling, administrative and general expenses....................      53,926,913         88,310,932
Depreciation and amortization...................................       3,500,451          7,454,120
                                                                    ------------       ------------
     Operating income...........................................       6,362,609          5,661,760
Net interest expense............................................       3,242,501          3,224,038
                                                                    ------------       ------------
     Earnings before income taxes...............................       3,120,108          2,437,722
Income tax expense..............................................       1,216,000            952,000
                                                                    ------------       ------------
     Net earnings...............................................   $   1,904,108      $   1,485,722
                                                                    ============       ============
Net earnings per common share:
     Primary....................................................   $        0.14      $        0.11
                                                                    ============       ============
     Fully diluted..............................................   $        0.14      $        0.11
                                                                    ============       ============
Number of shares used to compute net earnings per common share:
     Primary....................................................      13,912,934         13,891,265
                                                                    ============       ============
     Fully diluted..............................................      13,970,527         13,928,732
                                                                    ============       ============
Dividends declared per share....................................   $       0.015      $       0.015
                                                                    ============       ============

          See accompanying notes to consolidated financial statements.

                        J. BAKER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
           FOR THE SIX MONTHS ENDED AUGUST 2, 1997 AND AUGUST 3, 1996
                                  (UNAUDITED)

                                                                  AUGUST 2, 1997     AUGUST 3, 1996
                                                                  --------------     --------------
Sales...........................................................   $ 281,279,618      $ 427,335,600
Cost of sales...................................................     155,491,836        235,287,939
                                                                    ------------       ------------
     Gross profit...............................................     125,787,782        192,047,661
Selling, administrative and general expenses....................     109,621,742        167,595,023
Depreciation and amortization...................................       6,153,844         14,662,623
                                                                    ------------       ------------
     Operating income...........................................      10,012,196          9,790,015
Net interest expense............................................       6,450,077          6,001,733
                                                                    ------------       ------------
     Earnings before income taxes...............................       3,562,119          3,788,282
Income tax expense..............................................       1,389,000          1,477,000
                                                                    ------------       ------------
     Net earnings...............................................   $   2,173,119      $   2,311,282
                                                                    ============       ============
Net earnings per common share:
     Primary....................................................   $        0.16      $        0.17
                                                                    ============       ============
     Fully diluted..............................................   $        0.16      $        0.17
                                                                    ============       ============
Number of shares used to compute net earnings per common share:
     Primary....................................................      13,902,952         13,882,729
                                                                    ============       ============
     Fully diluted..............................................      13,959,598         13,903,376
                                                                    ============       ============
Dividends declared per share....................................   $       0.030      $       0.030
                                                                    ============       ============

          See accompanying notes to consolidated financial statements.

                        J. BAKER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE SIX MONTHS ENDED AUGUST 2, 1997 AND AUGUST 3, 1996
                                  (UNAUDITED)

                                                                  AUGUST 2, 1997     AUGUST 3, 1996
                                                                  --------------     --------------
Cash flows from operating activities:
  Net earnings..................................................   $   2,173,119      $   2,311,282
  Adjustments to reconcile net earnings to cash used in
     operating activities:
     Depreciation and amortization:
       Fixed assets.............................................       5,701,470         10,054,455
       Deferred charges, intangible assets and deferred
          financing costs.......................................         471,724          4,627,518
     Deferred income taxes......................................       1,389,000          1,520,370
     Change in:
       Accounts receivable......................................        (931,947)        (5,443,623)
       Merchandise inventories..................................     (25,112,428)       (24,276,016)
       Prepaid expenses.........................................      (3,618,588)        (4,035,130)
       Accounts payable.........................................      (8,285,432)        (9,293,968)
       Accrued expenses.........................................     (16,671,451)       (10,856,406)
       Income taxes payable/receivable..........................        (181,783)         7,236,732
       Other liabilities........................................          36,908            111,558
                                                                    ------------       ------------
          Net cash used in operating activities.................     (45,029,408)       (28,043,228)
                                                                    ------------       ------------
Cash flows from investing activities:
  Capital expenditures for:
     Property, plant and equipment..............................      (4,180,626)       (10,450,045)
     Other assets...............................................      (1,313,109)           (15,660)
  Payments received on notes receivable.........................       1,450,000          2,438,000
                                                                    ------------       ------------
          Net cash used in investing activities.................      (4,043,735)        (8,027,705)
                                                                    ------------       ------------
Cash flows from financing activities:
  Repayment of senior debt......................................      (1,500,000)        (1,500,000)
  Proceeds (repayment) of other long-term debt..................     (11,287,947)        37,000,000
  Repayment of mortgage payable.................................        (250,422)                --
  Payment of mortgage escrow, net...............................         (47,076)                --
  Proceeds from sales of footwear businesses....................      60,134,835                 --
  Proceeds from issuance of common stock........................         183,646            210,887
  Payment of dividends..........................................        (417,113)          (416,566)
                                                                    ------------       ------------
          Net cash provided by financing activities.............      46,815,923         35,294,321
                                                                    ------------       ------------
          Net decrease in cash..................................      (2,257,220)          (776,612)
Cash and cash equivalents at beginning of year..................       3,969,116          3,287,141
                                                                    ------------       ------------
Cash and cash equivalents at end of period......................   $   1,711,896      $   2,510,529
                                                                    ============       ============
Supplemental disclosure of cash flow information
  Cash paid (received) for:
     Interest...................................................   $   3,342,945      $   5,888,750
     Income taxes...............................................         181,783          2,997,370
     Income taxes refunded......................................              --         (8,315,483)
                                                                    ============       ============

          See accompanying notes to consolidated financial statements

                        J. BAKER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1) The accompanying unaudited consolidated financial statements, in the opinion of management, include all adjustments necessary for a fair presentation of the Company's financial position and results of operations. The results for the interim periods are not necessarily indicative of results that may be expected for the entire fiscal year.

     2) Primary earnings per share is based on the weighted average number of shares of Common Stock outstanding during such period. Stock options and warrants are excluded from the calculation since they have less than a 3% dilutive effect.

     Fully diluted earnings per share is based on the weighted average number of shares of Common Stock outstanding during such period. Included in this calculation is the dilutive effect of stock options and warrants. The Common Stock issuable under the 7% convertible subordinated notes was not included in the calculation for the quarters and six months ended August 2, 1997 and August 3, 1996 because its effect would be antidilutive.

     3) During the fourth quarter of fiscal 1997, the Company recorded a restructuring charge related to its footwear operations. In connection with the restructuring, the Company has reduced its investment in its Licensed Discount footwear division, and, in March, 1997, the Company completed the sales of its Shoe Corporation of America ("SCOA") and Parade of Shoes businesses.

     On March 5, 1997, the Company announced that it had sold its SCOA division to an entity formed by CHB Capital Partners of Denver, Colorado along with Dennis B. Tishkoff, President of SCOA, and certain members of SCOA management. Net cash proceeds from the transaction of approximately $40.1 million were used to pay down the Company's bank debt. Sales in the Company's SCOA division totaled $0 and $44.5 million for the quarters ended August 2, 1997 and August 3, 1996, respectively, and $9.5 million and $89.2 million for the six months ended August 2, 1997 and August 3, 1996, respectively.

     On March 10, 1997, the Company completed the sale of its Parade of Shoes division to Payless ShoeSource, Inc. of Topeka, Kansas. Net cash proceeds from the transaction of approximately $20 million were used to pay down the Company's bank debt. Sales in the Company's Parade of Shoes division totaled $0 and $38.1 million for the quarters ended August 2, 1997 and August 3, 1996, respectively, and $8.2 million and $65.8 million for the six months ended August 2, 1997 and August 3, 1996, respectively.

     4) On May 30, 1997, the Company replaced its $145 million credit facility by obtaining two separate revolving credit facilities, both of which are guaranteed by J. Baker, Inc. One facility, which finances the Company's apparel businesses, is a $100 million revolving credit facility with Fleet National Bank, BankBoston, N.A., The Chase Manhattan Bank, Imperial Bank, USTrust, Wainwright Bank & Trust Company and Bank Polska Kasa Opieki S.A. (the "Apparel Credit Facility"). The Apparel Credit Facility is secured by all of the capital stock of The Casual Male, Inc. and three other subsidiaries of the Company. The aggregate commitment under the Apparel Credit Facility will be automatically reduced by $10 million, $12.5 million and $12.5 million on December 31, 1997, December 31, 1998 and December 31, 1999, respectively. Borrowings under the Apparel Credit Facility bear interest at variable rates and can be in the form of loans, bankers' acceptances and letters of credit. This facility expires on May 31, 2000.

     To finance its Licensed Discount footwear business, the Company obtained a $55 million revolving credit facility, secured by substantially all of the assets of the Licensed Discount division, with GBFC, Inc. and Fleet National Bank (the "Footwear Credit Facility"). The aggregate commitment under the Footwear Credit Facility was reduced by $5 million on June 30, 1997. Aggregate borrowings under the Footwear Credit Facility are limited to an amount determined by a formula based on various percentages of eligible inventory and accounts receivable. Borrowings under the Footwear Credit Facility bear interest at variable rates and can be in the form of loans or letters of credit. This facility expires on May 31, 2000.

     5) On June 23, 1995, Bradlees Stores, Inc. ("Bradlees"), a licensor of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of the bankruptcy filing, the Company had outstanding accounts receivable of approximately $1.8 million due from Bradlees. Under bankruptcy law, Bradlees has the option of assuming the existing license agreement with the Company or rejecting that agreement. If the license agreement is assumed, Bradlees must cure all defaults under the agreement and the Company will collect in full the outstanding past due receivable. The Company has no assurance that the agreement will be assumed or that Bradlees will continue in business. Although the Company believes that the rejection of the license agreement or the cessation of Bradlees' business is not probable, in the event that the agreement is rejected or Bradlees does not continue in business, the Company believes it will have a substantial claim for damages. If such a claim is necessary, the amount realized by the Company, relative to the carrying values of the Company's Bradlees-related assets, will be based on the relevant facts and circumstances. The Company does not expect this filing under the Bankruptcy Code to have a material adverse effect on future earnings. The Company's sales in the Bradlees chain for the quarter and six months ended August 2, 1997 were $14.1 million and $23.5 million, respectively.

     6) On October 18, 1995, Jamesway Corporation ("Jamesway"), then a licensor of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. Jamesway liquidated its inventory, fixed assets and real estate and ceased operation of its business in all of its 90 stores. The Company participated in Jamesway's going out of business sales and liquidated substantially all of its footwear inventory in the 90 Jamesway stores during the going out of business sales. At the time of the bankruptcy filing, the Company had outstanding accounts receivable of approximately $1.4 million due from Jamesway. Because Jamesway ceased operation of its business, the Company's license agreement was rejected. The Company has negotiated a settlement of the amount of its claim with Jamesway, which has been approved by the Bankruptcy Court. The Jamesway plan of liquidation was confirmed on June 6, 1997, and the Company received a partial distribution of the amount owed to the Company under the settlement during the second quarter of fiscal 1998. In August, 1997, the Company received a fee from a third party by assigning its rights to any future distributions from Jamesway.

     7) On November 10, 1993, the United States District Court for the District of Minnesota returned a jury verdict assessing royalty damages of $1,550,000 and additional damages of $1,500,000 against the Company in a patent infringement suit brought by Susan Maxwell with respect to a patent for a system used to connect pairs of shoes. The jury verdict was based on a finding that three different shoe connection systems used by the Company infringed Ms. Maxwell's patent. Post trial motions for treble damages, attorney's fees and injunctive relief were granted on March 10, 1995. The Company appealed the judgment. On June 11, 1996, the United States Court of Appeals for the Federal Circuit reversed in part and affirmed in part and vacated the award of treble damages, attorney's fees and injunctive relief. The appellate court's ruling was based on its holding that as a matter of law two of the three shoe connection systems used by the Company did not infringe the patent. A request by Ms. Maxwell for a rehearing en banc was denied by an order dated August 28, 1996. Ms. Maxwell petitioned the United States Supreme Court for a writ of certiorari, which petition was denied on March 17, 1997. The case has been remanded to the trial court for a redetermination of damages consistent with the opinion of the appellate court. The issues for trial on remand include a determination of what, if anything, is a reasonable royalty for the one shoe connection system that was not subject to the reversal by the Court of Appeals, how many pairs of shoes having the patented system did the Company sell, and whether the Company's sale of shoes having the patented system, after actual notice of the patent and while the Company was changing to the two systems found to be non-infringing, constitutes willful infringement in which event damages payable by the Company may at the discretion of the Court be doubled or trebled. The trial on remand commenced on September 8, 1997 and is expected to conclude by the end of September, 1997.

     A complaint was also filed by Ms. Maxwell in November, 1992 against Morse Shoe, Inc. ("Morse"), a subsidiary of the Company, alleging infringement of the patent referred to above. The trial has been stayed pending the outcome of the aforementioned trial.

================================================================================

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................     8
Use of Proceeds......................    15
Capitalization.......................    16
Selected Historical Financial Data...    17
Unaudited Pro Forma Consolidated
  Financial Data.....................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    24
Business.............................    33
Management...........................    46
Description of Notes.................    49
Certain Federal Income Tax
  Considerations.....................    76
Description of Credit Facilities and
  Other Indebtedness.................    79
Underwriting.........................    82
Legal Matters........................    83
Experts..............................    83
Available Information................    83
Information Incorporated by
  Reference..........................    84
Index to Consolidated Financial
  Statements.........................   F-1

===============================================================================

===============================================================================
                                  $100,000,000

                                 J. BAKER, INC.

                               % SENIOR SUBORDINATED
                                 NOTES DUE 2007

                             ---------------------
                                   PROSPECTUS
                             ---------------------
                            BEAR, STEARNS & CO. INC.

                            LAZARD FRERES & CO. LLC

                           BANCBOSTON SECURITIES INC.

                                            , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered will be borne by the Company and are set forth in the following table (all amounts except the registration fee are estimated):

        Registration fee.................................................  $30,303.03
        Legal fees and expenses..........................................
        Blue Sky fees and expenses.......................................
        NASD filing fee..................................................   10,500.00
        Accounting fees and expenses.....................................
        Trustee fees and expenses........................................
        Rating agency fees...............................................
        Printing fees and expenses.......................................
        Miscellaneous....................................................
                                                                             --------
                  Total..................................................  $
                                                                             ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by applicable Massachusetts law, Article 6A of the J. Baker, Inc.'s Restated Articles of Organization, as amended, provides that J. Baker, Inc. shall indemnify, except as limited by law or as otherwise provided in the
J. Baker, Inc.'s Articles of Organization, each person who serves or has served as a director or in any other office filled by election or appointment by the stockholders or the Board of Directors of J. Baker, Inc. against all liability fixed by a judgment, order, decree, or award in any action, suit or proceeding, civil or criminal, brought or threatened in or before any court, tribunal, administrative or legislative body or agency incurred by such person in connection with each such action, suit or proceeding in which such person is involved as a result of serving or having served J. Baker, Inc. in such capacity or, at the request of J. Baker, Inc., as a director, officer, employer or other agent of any other organization. No indemnification will be provided under
Article 6A to such a person with respect to a matter as to which it shall have been adjudicated in any such action, suit or proceeding that such person did not act in good faith in the reasonable belief that such person's action was in the best interests of J. Baker, Inc. Also, in the event that any such action, suit or proceeding is compromised or settled so as to impose any liability or obligation upon such person or upon J. Baker, Inc., no indemnification shall be provided to such person with respect to a matter if J. Baker, Inc. has obtained an opinion of counsel that with respect to such matter such person did not act in good faith in the reasonable belief that such person's action was in the best interests of J. Baker, Inc.

     Article 6F of the J. Baker, Inc. Articles of Organization provides that no director of J. Baker, Inc. shall be personally liable to J. Baker, Inc. or to its stockholders for monetary damages for breach of the director's duty as a director notwithstanding any provision of law imposing such liability; provided, however, that Article 6F also states that that Article shall not eliminate or limit any liability of a director (i) for any breach of the director's duty of loyalty to J. Baker, Inc. or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of the Massachusetts Business Corporation Law, or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Article 6F also provides that if the Massachusetts Business Corporation Law is subsequently amended to further eliminate or limit the personal liability of directors or to authorize corporate action to further eliminate or limit such liability, then the liability of the directors of J. Baker, Inc. shall be eliminated or limited to the fullest extent permitted by the Massachusetts Business Corporation Law as so amended.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                                      DESCRIPTION
-----------   ----------------------------------------------------------------------------------
    *1.1      Form of Underwriting Agreement among the Underwriters named therein and the
              Company
    *4.1      Form of Indenture among the Company, the Guarantors named therein and the Trustee
    *4.2      Form of Note (included in Exhibit No. 4.1)
    *5.1      Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Notes being registered
    12.1      Statement re computation of ratios
    23.1      Consent of KPMG Peat Marwick LLP, Independent Accountants
   *23.2      Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto)
    24.1      Powers of Attorney (included in Part II of this Registration Statement)
   *25.1      Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

     (d) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, J. Baker, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Canton, Commonwealth of Massachusetts, on the 18th day of September, 1997.

                                          J. BAKER, INC.

                                          By:    /s/ PHILIP G. ROSENBERG

                                            ------------------------------------
                                            Philip G. Rosenberg
                                            Executive Vice President, Chief
                                              Financial Officer and Treasurer

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of J. Baker, Inc. hereby severally constitute and appoint Philip G. Rosenberg, our true and lawful attorney with full power to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments (including any post-effective amendments) to said Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all such things in our names and in our capacities as officers and directors to enable J. Baker, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney, to said Registration Statement and any and all amendments (including any post-effective amendments) thereto (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act).

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                             CAPACITY                      DATE
----------------------------------------  ------------------------------    -------------------

         /s/ ALAN I. WEINSTEIN            President, Chief Executive        September 18, 1997
----------------------------------------  Officer and Director
           Alan I. Weinstein              (Principal Executive Officer)

        /s/ PHILIP G. ROSENBERG           Executive Vice President,         September 18, 1997
----------------------------------------  Chief Financial Officer and
          Philip G. Rosenberg             Treasurer (Principal Financial
                                          Officer)

          /s/ SHERMAN N. BAKER            Chairman of the Board of          September 18, 1997
----------------------------------------  Directors
            Sherman N. Baker

      /s/ J. CHRISTOPHER CLIFFORD         Director                          September 18, 1997
----------------------------------------
        J. Christopher Clifford
           /s/ ERVIN D. CRUCE             Director                          September 18, 1997
----------------------------------------
             Ervin D. Cruce

          /s/ DOUGLAS J. KAHN             Director                          September 18, 1997
----------------------------------------
            Douglas J. Kahn

            /s/ HAROLD LEPPO              Director                          September 18, 1997
----------------------------------------
              Harold Leppo

               SIGNATURE                             CAPACITY                      DATE
----------------------------------------  ------------------------------    -------------------

            /s/ DAVID PULVER              Director                          September 18, 1997
----------------------------------------
              David Pulver

        /s/ MELVIN M. ROSENBLATT          Director                          September 18, 1997
----------------------------------------
          Melvin M. Rosenblatt

             /s/ NANCY RYAN               Director                          September 18, 1997
----------------------------------------
               Nancy Ryan

                                 EXHIBIT INDEX

  EXHIBIT NO.                                     DESCRIPTION
  -----------   --------------------------------------------------------------------------------
      *1.1      Form of Underwriting Agreement among the Underwriters named therein and the
                Company
      *4.1      Form of Indenture among the Company, the Guarantors named therein and the
                Trustee
      *4.2      Form of Note (included in Exhibit No. 4.1)
      *5.1      Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Notes being registered
      12.1      Statement re computation of ratios
      23.1      Consent of KPMG Peat Marwick LLP, Independent Accountants
     *23.2      Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto)
      24.1      Powers of Attorney (included in Part II of this Registration Statement)
     *25.1      Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of
                1939

---------------
* To be filed by amendment.